Exhibit 99.1

_________________________________________
PRELIMINARY ECONOMIC ASSESSMENT
FOR THE LA JOYA PROPERTY
DURANGO, MEXICO
PREPARED FOR SILVERCREST MINES INC.

NI 43-101 TECHNICAL REPORT

EFFECTIVE DATE: OCTOBER 21, 2013
RELEASED DATE: DECEMBER 5, 2013

Report Authors:
    Sabry Abdel-Hafez, P.Eng.
    Mark Horan, P. Eng.
    James Barr, P.Geo.
    Hassan Ghaffari, P. Eng.
    Ting Lu, P.Eng.
    Carlos Chaparro, P.Eng.
    Scott Martin, P.Eng.
    Nick Michael, MBA
    Graham Wilkins, P.Eng.

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TABLE OF CONTENTS
1.0	EXECUTIVE SUMMARY		1
	1.1	Introduction	1
	1.2	Property Description And Location	1
	1.3	Environmental studies and permitting	2
	1.4	Geological setting, exploration and drilling	2
	1.5	Metallurgical Testwork and Recovery	4
	1.6	Mineral Resource Estimates	5
	1.7	Mineral Reserve	7
	1.8	Mining Method	7
	1.9	Mining Schedule	8
	1.10	Process Design	9
	1.11	Project Infrastructure	10
	1.12	Capital Costs	11
	1.13	Operating Costs	12
	1.14	Economic Analysis	13
	1.15	Conclusions and Recommendations	13
2.0	INTRODUCTION		14
	2.1	Report Authors and Quality Control	14
	2.2	Site Visits	14
	2.3	Effective Date of the Report	15
3.0	RELIANCE ON OTHER EXPERTS		15
4.0	PROPERTY DESCRIPTION AND LOCATION		16
	4.1	Location	16
	4.2	Concessions	16
	4.3	Property Agreements	16
	4.4	Mexican Mine Permitting and Regulations	20
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
	PHYSIOGRAPHY		20
	5.1	Accessibility	20
	5.2	Climate	20
	5.3	Local Resources	21
	5.4	Infrastructure	23
	5.5	Physiography	23
6.0	HISTORY		24
	6.1	Discovery	24
	6.2	Pre-1977	24
	6.3	1977 to 2006, Luismin	25

i

		6.3.1	1997 to 2001, Luismin-Boliden Joint Venture	25
	6.4	2001 to 2010		26
	6.5	Historical Resource Estimations		27
7.0	GEOLOGICAL SETTING AND MINERALIZATION			29
	7.1	Regional Geology		29
	7.2	Local Geology		29
		7.2.1	Sedimentary Units	32
		7.2.2	Igneous Units	32
		7.2.3	Structural Events	33
	7.3	Mineralization		34
		7.3.1	La Joya and Santo Nino	34
		7.3.2	Coloradito	36
8.0	DEPOSIT TYPE			36
9.0	EXPLORATION			38
	9.1	Surface Sampling and Mapping		38
	9.2	Exploration History Compilation and Database Development		38
		9.2.1	Rock Coding in Database	39
10.0	DRILLING			39
	10.1	Phase 1 Drilling, Oct 2010 to July 2011		39
	10.2	Phase II Drilling, Nov 2011 to Dec 2012		40
	10.3	Drilling, Core Holes LJ DD12-105 Through LJ DD12-108		49
11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY				50
	11.1	Historic Sample Preparation		50
	11.2	SilverCrest Sample Preparation and Analysis, 2010-2013		51
		11.2.1	Laboratory Selection	52
		11.2.2	Methods	53
		11.2.3	Sample Storage and Security	53
	11.3	QP Statement		53
12.0 DATA VERIFICATION				53
	12.1	Site Visit IV: October 2012		53
	12.2	Phase II Sampling QA/QC		56
		12.2.1	SilverCrest Certified Reference Material Insertions	56
		12.2.2	SilverCrest Blank Material Insertions	60
	12.3	QP Statement		62
13.0 MINERAL PROCESSING AND METALLURGICAL TESTING				63
	13.1	Introduction		63
	13.2	Preliminary Test Work - 2011		63
		13.2.1	Sample Preparation	63

	13.2.2	Sample Characteristics		65
		13.2.2.1	Chemical Analysis	65
		13.2.2.2	Mineralogy Analysis	65
	13.2.3	Metallurgy Test Program and Results		66
		13.2.3.1	Metallurgical Test Program	66
		13.2.3.2	Test Results	67
13.3 Flowsheet Development Test Work - 2012 To 2013				68
	13.3.1	Sample Preparation		68
	13.3.2	Sample Characterization		69
		13.3.2.1	Head Assay	69
		13.3.2.2	Comminution Tests	69
		13.3.2.3	Mineralogy Analysis	70
	13.3.3	Metallurgy Test Program and Results		72
		13.3.3.1	Batch Rougher Flotation Tests	73
		13.3.3.2	Batch Cleaner Flotation Tests	75
		13.3.3.3 Optimization Tests to Control Penalty Elements		77
		13.3.3.4	Antimony and Bismuth Control Test Work	79
		13.3.3.5	Locked Cycle Flotation Tests	80
		13.3.3.6	Leach Tests	83
		13.3.3.7	Gravity Concentration	83
13.4	Conclusions			84
14.0 MINERAL RESOURCE ESTIMATES				84
14.1 Previous NI 43-101 Resource Estimate (Phase 1, Jan 5, 2012)				85
14.2 Current NI 43-101 Resource Estimation (Phase II)				86
	14.2.1	Basis of Current Estimate		86
	14.2.2 Metal Price Analysis and Silver Equivalent Calculation			87
	14.2.3 Specific Gravity Used in Resource Estimation			91
14.3 Geological Model Used in the Interpretation				94
	14.3.1 Lithocoding used in the GEMS block model			100
	14.3.2 Main Mineralized Trend (MMT) Geostatistics			101
		14.3.2.1	MMT High Grade Capping	111
	14.3.3	Santo Nino Geostatistics		115
		14.3.3.1	Santo Nino High Grade Capping	125
	14.3.4	Coloradito Geostatistics		128
		14.3.4.1	Coloradito High Grade Capping	136
	14.3.5	Interpolation and Modelling Parameters		139
		14.3.5.1	Main Mineralized Trend	139
		14.3.5.2	Santo Nino	140
		14.3.5.3	Coloradito	141
14.4	Resource Estimate			142
	14.4.1	Mineral Resource Classification		145
14.5	Resource Validation			145

15.0 MINERAL RESERVE ESTIMATES				147
16.0 MINING METHODS				147
16.1	Pit Optimization			147
16.2	Geotechnical Considerations for open pit design			149
16.3	Open Pit Design (Starter Pit)			150
16.4	Mining Schedule			155
16.5	Mining Operations			157
	16.5.1	Drill and Blast		157
	16.5.2	Load and haul		157
	16.5.3	Stockpiling		157
	16.5.4	Waste Rock Storage		158
	16.5.5	Mining Equipment		160
	16.5.6	Mining Workforce		161
	16.5.7	Pit Dewatering		162
	16.5.8	Qualified person statement		162
17.0 RECOVERY METHODS				162
17.1	Introduction			162
17.2	Summary			162
17.3	Process Design Criteria			165
17.4	Process Description			165
	17.4.1	Primary Crushing		165
	17.4.2	Coarse Material Storage		166
	17.4.3	Comminution Circuit		166
	17.4.4	Copper-Gold/Silver Flotation		166
		17.4.4.1	Bulk rougher/Scavenger Flotation	166
		17.4.4.2	Bulk Concentrate Regrinding	167
		17.4.4.3	Cleaner Flotation	167
		17.4.4.4	Copper Concentrate Dewatering	167
	17.4.5	Cyanidation Leaching/Gold Plant/Cyanide Destruction		168
	17.4.6	Tailings Management		168
	17.4.7	Reagents Handling		169
	17.4.8	Assay and Metallurgical Laboratory		169
	17.4.9	Water Supply		169
		17.4.9.1	Freshwater Supply System	169
		17.4.9.2	Process Water Supply System	169
	17.4.10 Air Supply			170
	17.4.11 Process Control Philosophy			170
18.0 PROJECT INFRASTRUCTURE				170
18.1	Waste Rock and Tailings Storage Facilities			173
18.2	Dry Stack Tailings Management Facility			174
18.3	Access and Site Roads			174

	18.3.1	Access Roads		174
	18.3.2	Site Roads		176
18.4	Concrete			178
18.5	Water Management			178
	18.5.1	Water Storage and Distribution		178
	18.5.2 Sewage Collection and Treatment			178
18.6	Buildings			178
	18.6.1 Offices, Warehouse and Change Houses			178
	18.6.2	Truck Shop		178
18.7	Waste Collection Facility			179
18.8	Fuel Storage Facility			179
18.9	Explosive Magazine Storage			179
18.10	Processing Plant Infrastructure			179
18.11	Security and Weigh Scale			179
18.12	Electrical Substation			179
18.13	Communication			180
19.0 MARKET STUDIES AND CONTRACTS				180

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT180

21.0 CAPITAL AND OPERATING COSTS				181

21.1	Capital Cost Summary			182
	21.1.1	Open Pit Mining		183
	21.1.2	Overall Site Capital		183
	21.1.3 Primary Crushing & Material Handling Capital			184
	21.1.4	Processing Capital		185
	21.1.5 Tailings & Water Management Capital			185
		21.1.5.1	Dry stack tailings storage facility	185
	21.1.6	Water management		186
	21.1.7	On-site Infrastructure		186
	21.1.8	Indirect Costs		187
	21.1.9	Owner's Costs		188
	21.1.10 Contingencies			188
	21.1.11 Sustaining Capital			188
21.2	Operating Costs			188
	21.2.1	Mining Costs		189
	21.2.2 Verification of contractor mining costs by Tetra Tech			190
	21.2.3	Processing Cost Estimate		192
		21.2.3.1 Process Operating Cost Estimate Summary		192
		21.2.3.2	Process Manpower Cost	193
		21.2.3.3	Process Operation Supply Cost	194
	21.2.4	Process Power Supply Cost		195
	21.2.5	Tailings Cost Estimate		196

v

		21.2.6 G & A Cost Estimate	196
22.0	ECONOMIC ANALYSIS		198
	22.1	Introduction	198
	22.2	Technical Assumptions	199
	22.3	Summary of Financial Results	200
	22.4	Post - tax Results	204
	22.5	Sensitivity Analysis	206
23.0	ADJACENT PROPERTIES		207
24.0	OTHER RELEVANT DATA AND INFORMATION		207
25.0	INTERPRETATION AND CONCLUSIONS		210
26.0	RECOMMENDATIONS		210
	26.1	Drilling and Mineral Resources	210
	26.2	Location of Project Infrastructure	210
	26.3	Pit Selection for Open Pit Design	210
	26.4	Mine Scheduling	210
	26.5	Waste Dump Locations	211
	26.6	Geotechnical and Hydrogeological Assessments	211
	26.7	Dry Stack Tailings Management Facility	211
	26.8	Process Water	211
	26.9	Mineral Processing and Metallurgical Testing	211
27.0	REFERENCES		212

TABLES
Table 1: 5-Year Metal Price Trends and AgEQ Calculation for Silver, Copper and Gold			5
Table 2: Inferred Ag-Cu-Au- Resource Estimation for MMT and,Santo Nino Deposits, Effective Date Dec. 16, 2012			6
Table 3: Inferred W-Mo- Resource Estimation for MMT, Santo Nino and Coloradito Deposits, Effective Date Dec. 16, 2012			7
Table 4: Production Schedule	9
Table 5: Capital Expenditure	12
Table 6: Capital Cost per tonne over LOM	12
Table 7: Independent QP's in this study and date of their visit to the La Joya Property	15
Table 8: SilverCrest Mineral Concessions for the La Joya Property	18
Table 9: Summary of Historical Drilling on the La Joya Property	27
Table 10: Historical Luismin Estimates (non-NI 43-101 Compliant)	28
Table 11: Major Deformation Events (Patterson, 2001)	34
Table 12: Rockcoding Used in Phase I and II SilverCrest Drill Logs and in GEMS Drill Hole Database	39

Table 13: Summary of SilverCrest Drilling on the La Joya Property	44
Table 14: Significant Drill Hole Intercepts > 5 M Length from Phase II Drilling	44
Table 15: Recent Significant Tungsten Drill Intersections	48
Table 16: Significant Drill Hole Intercepts > 5 M Length from hole LJ DD12-105 to LJ DD12-108 (intercepts >5 metres)	50
Table 17: Drill Core Samples and Duplicates Collected by Tetra Tech, October 2012	55
Table 18: Certified Reference Material CDN-ME-16 Comparison - October 2012	56
Table 19: Certified Reference Material CDN-W-4 Comparison - October 2012	56
Table 20: Certified Reference Material Reporting Values Used in Phase II by SilverCrest	56
Table 21: Bore-hole Numbers and Drilling Depth Interval for Composite Samples	63
Table 22: Element Analysis	65
Table 23: Mineral Species of Three Mineralization Samples	66
Table 24: Manto, Structure and Contact Composite Samples	68
Table 25: Sample Composites Summary	68
Table 26: Chemical Element Analysis	69
Table 27: JK Tech SMC Data	69
Table 28: Bond Ball Grindability Test and Abrasion Test Results	70
Table 29: Abrasion Test Results	70
Table 30: Mineral Compositions	71
Table 31: Copper Minerals Deportment	72
Table 32: Minerals Liberation Information - 2D Dimensions	72
Table 33: Summary of Batch Cleaner Test Results - Baseline (KM3444-05)	77
Table 34: Penalty Element Concentration in Batch Cleaner Concentrate	77
Table 35: As Concentration in 3rd Cleaner Concentrate after Treatment	78
Table 36: Summary of Batch Cleaner Test Results - with Cyanide	78
Table 37: Depressant Screening Tests Summary on Manto Samples	79
Table 38: Summary of Batch Cleaner Test Results - Baseline (KM3444-05)	81
Table 39: Elemental Analysis of Manto and Structure Copper Concentrate Samples (Before Test Control of Penalty Elements)	82
Table 40: Gravity Test Results on Contact Composite Samples - Pan Concentrates	84
Table 41: Phase I Inferred Ag-Cu-Au Resource Estimation for the La Joya Deposit, Effective Date January. 5, 2012	85
Table 42: Phase I Inferred Zn-Pb Resource Estimation for the La Joya Deposit, Effective Date January 5, 2012	86
Table 43: Phase I Inferred W Resource Estimation for the La Joya Deposit, Effective Date January 5, 2012	86
Table 44: GEMS Block Model Bounds, Dimensions and Rotation Used for the LJ_2012, LJ2012COL and LJ_2012_SN Database	87
Table 45: 5-Year Metal Price Trends and AgEQ Calculation for Silver, Copper and Gold used in Mineral Resource Estimate	90
Table 46 : GEMS Solid SG Distribution Summary	94
Table 47: Rockcodes Applied to MMT and Santo Nino Block Model	100
Table 48: Rockcodes Applied to Coloradito Block Model	100
Table 49: Main Mineralized Trend - Manto Raw Non-Composited Descriptive Metal Data	101
Table 50: Main Mineralized Trend - Manto 2 metre Composited Descriptive Metal Data	102

Table 51: Main Mineralized Trend - Manto 2 metre Composited >15 AgEQ Descriptive Metal Data	102
Table 52: Main Mineralized Trend - Manto 2 metre Composited >30 AgEQ Descriptive Metal Data	103
Table 53: Main Mineralized Trend - Manto 2 metre Composited >60 AgEQ Descriptive Metal Data	103
Table 54: Main Mineralized Trend - Raw Non-Composited Structure Descriptive Metal Data	104
Table 55: Main Mineralized Trend -Structure Descriptive Statistics for 2 metre Composited, Metal Data	104
Table 56: Main Mineralized Trend -2 metre Composited Structure>15 AgEQ Descriptive Metal Data	105
Table 57: Main Mineralized Trend Structure Descriptive Statistics for 2 metre Composited >30 AgEQ Metal Data	105
Table 58: Main Mineralized Trend Structure Descriptive Statistics for 2 metre Composited >60 AgEQ Metal Data	106
Table 59: Main Mineralized Trend Contact Skarn Descriptive Statistics for Raw, Non-Composited Descriptive Metal Data	106
Table 60: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre-Composited Descriptive Metal Data	107
Table 61: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre Composited >15 AgEQ Metal Data	107
Table 62: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre Composited >30 AgEQ Metal Data	108
Table 63: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre Composited >60 AgEQ Metal Data	108
Table 64: Santo Nino - Manto Descriptive Statistics for Raw, Non-Composited, Metal Data	115
Table 65: Santo Nino - Manto 2 metre Composited Descriptive Metal Data	116
Table 66: Santo Nino - Manto 2 metre Composited >15 AgEQ Descriptive Metal Data	116
Table 67: Santo Nino - Manto 2 metre Composited >30 AgEQ Descriptive Metal Data	117
Table 68: Santo Nino - Manto 2 metre Composited >60 AgEQ Descriptive Metal Data	117
Table 69: Santo Nino Structure Descriptive Statistics for Raw, Non-Composited, Metal Data	118
Table 70: Santo Nino Structure Descriptive Statistics for 2 metre Composited, Metal Data	118
Table 71: Santo Nino Structure Descriptive Statistics for 2 metre Composited >15 AgEQ Descriptive Metal Data	119
Table 72: Santo Nino Structure Descriptive Statistics for 2 metre Composited >30 AgEQ Descriptive Metal Data	119
Table 73: Santo Nino Structure Descriptive Statistics for 2 metre Composited >60 AgEQ Descriptive Metal Data	120
Table 74: Santo Nino Contact Skarn Descriptive Statistics for Raw, Non-Composited Descriptive Metal Data	120
Table 75: Santo Nino Contact Skarn Descriptive Statistics for 2 metre Composited Descriptive Metal Data	121
Table 76: Coloradito Contact Skarn - Descriptive Statistics for Raw, Non-Composited, Metal Data	129
Table 77: Coloradito Contact Skarn - 2 metre Composited Descriptive Metal Data	129
Table 78: Coloradito Contact Skarn - Composited >15 AgEQ Descriptive Metal Data	130
Table 79: Coloradito Contact Skarn - >30 AgEQ Descriptive Metal Data	130
Table 80: Coloradito Contact Skarn - >60 AgEQ Descriptive Metal Data	131
Table 81: Coloradito Contact Skarn - >200 ppm W Descriptive Metal Data	131
Table 82: Coloradito Contact Skarn - >200 ppm W Descriptive Metal Data	132
Table 83: Model Search Parameters	139
Table 84: Average Reporting Composite Data for Block Model by Mineralized Solid Type for the MMT	140
Table 85: Main Mineralized Trend - Manto 2 metre Composited >30 AgEQ Descriptive Metal Data	141
Table 86: Average Reporting Composite Data for Block Model by Mineralized Solid Type for Coloradito	141
Table 87: Inferred Ag-Cu-Au Resource Estimation for MMT and, Santo Nino Deposits, Effective Date Dec. 16, 2012	142

Table 88: Inferred W-Mo- Resource Estimation for MMT, Santo Nino and Coloradito Deposits, Effective Date Dec. 16, 2012	143
Table 89: La Joya Pit Optimization Parameters	148
Table 90: La Joya Open Pit Design Parameters	151
Table 91: Project Schedule Summary	156
Table 92: Mining Equipment	161
Table 93: Mining Operation workforce	161
Table 94: Major Processing Design Criteria	165
Table 95: Summary of Dry Stack Tailings Storage Facility	173
Table 96: Future project permitting requirements	181
Table 97: Summary of Capital & Operating Costs	181
Table 98: Capital Cost Summary	182
Table 99: Overall Site Costs	184
Table 100: Material Handling Capital and Primary Crushing	184
Table 101: Processing Capital Estimate	185
Table 102: On-site Infrastructure Capital	187
Table 103: Indirect Costs	188
Table 104: Operating Costs	189
Table 105: Tetra Tech estimate of mining costs done using Runge™ XERAS software	191
Table 106: Processing Operating Cost Summary	193
Table 107: Processing Manpower Requirement per Area	194
Table 108: Process Operation supply Consumption and Cost	195
Table 109: Processing Electrical Power Requirement per Area	195
Table 110: Estimated Operating Costs for DSTSF	196
Table 111: Non-Salary Costs Estimated for the La Joya Project	197
Table 112: Salary based Costs Estimated for the La Joya Project	198
Table 113: Economic Modeling Assumptions	200
Table 114: Base Case Economic Analysis Results	201
Table 115: Discounted Post-Tax Cash Flow Model	205

FIGURES
Figure 1: LOM Tonnage Breakdown	8
Figure 2: Simplified La Joya Process Flowsheet	10
Figure 3: Starter pit economic sensitivities	13
Figure 4: Property scale location map	17
Figure 5: Mineral concession map	19
Figure 6: Regional map showing mineral concession, local infrastructure, and proximal mines	22
Figure 7: Historical resource of Luismin and Boliden, not filed under NI 43-101	28
Figure 8: Regional geology map	30
Figure 9: Local property geology	31
Figure 10: La Joya deposit model schematic	37
Figure 11: Phase I and II drill hole location map of the MMT	41

Figure 12: Phase II drill hole map of Santo Nino	42
Figure 13: Phase II drill hole map of Coloradito	43
Figure 14: Log histogram distribution of sample lengths from Phase II	51
Figure 15: Log histogram distribution of sample lengths from Historic, Phase I and II drilling	52
Figure 16: CRM CDN-CM-17 (Ag)	57
Figure 17: CRM CDN-CM-17 (Au)	57
Figure 18: CRM CDN-CM-17 (Cu%)	58
Figure 19: CRM CDN-GS-5J (Ag)	58
Figure 20: CRM CDN-GS-5J (Au)	59
Figure 21: CRM CDN-ME-5 (Ag)	59
Figure 22: CRM CDN-ME-5 (Au)	60
Figure 23: CRM CDN-ME-5 (Cu)	60
Figure 24: SilverCrest Phase II mineralized blank material Ag (gpt)	61
Figure 25: SilverCrest Phase II mineralized blank material Au (gpt)	61
Figure 26: SilverCrest Phase II mineralized blank material Cu (%)	62
Figure 27: Metallurgical Sampling, Drill Hole Locations	64
Figure 28: A Sketch of the Preliminary Flotation Test Diagram	67
Figure 29: Copper Recovery vs. Rougher Concentrate Mass Pull	73
Figure 30: Silver Recovery vs. Rougher Concentrate Mass Pull	74
Figure 31: Gold Recovery vs. Rougher Concentrate Mass Pull	74
Figure 32: Molybdenum Recovery vs. Rougher Concentrate Mass Pull	75
Figure 33: La Joya Batch Cleaner Flotation Test Diagram	76
Figure 34: La Joya Locked Cycle Flotation Test Diagram	80
Figure 35: Cyanidation Leach Kinetics on Manto and Structure 1st Cleaner Tailings	83
Figure 36: 5-year silver metal price trend	88
Figure 37: 5-year gold price trend	89
Figure 38: 5-year copper price trend	90
Figure 39: Distribution of specific gravity by rockcode. (n=1,279)	91
Figure 40: Specific gravity distribution by solid; Manto	91
Figure 41: Specific gravity distribution by solid: Contact Skarn	93
Figure 42: Specific gravity distribution by solid: Structure	93
Figure 43: 3D screen shot of GEMS MMT geological model (looking oblique down and to south east)	96
Figure 44: 3D screen shot of GEMS Santo Nino geological model (looking to west)	97
Figure 45: 3D screen shot of GEMS Coloradito geological model (looking oblique down and to north east)	98
Figure 46: Vertical cross section view of La Joya block model and mineralized solids (looking east)	99
Figure 47: MMT cumulative probability plots for silver, gold, copper, AgEQ, molybdenum and tungsten	109
Figure 48: MMT histogram distributions of 2 metre composite data	112
Figure 49: Santo Nino cumulative probability plots for silver, gold, copper, AgEQ, molybdenum and tungsten	122
Figure 50: Santo Nino histogram for distributions of 2 metre composite data	125
Figure 51: Coloradito cumulative probability plots for silver, gold, copper, AgEQ, Molybdenum and Tungsten	133
Figure 52: Coloradito histogram distributions of 2 metre composite data	136
Figure 53: Resource contours of 15, 30, 50, 100 and 200 gpt AgEQ cut-offs for MMT	144

x

Figure 54: Comparison of >30 gpt AgEQ from NN, IDW2 and IDW5 methods of easting corridor through the La Joya MMT model		146
Figure 55: Comparison of >30 gpt AgEQ from NN, IDW2 and IDW5 methods of northing corridors through the La Joya MMT model		146
Figure 56: Pit by pit graph for the 5,000 tpd case (result of pit optimization process)		149
Figure 57: Shows a conceptual profile view of the pit slopes with double lane haul road		152
Figure 58: Shows a conceptual profile view of the pit slopes with single lane haul road		152
Figure 59: 3D Starter Pit Design with Dump and Infrastructure		154
Figure 60: Annual tonnages		156
Figure 61: Descending Waste Rock Embankment Construction		159
Figure 62: Simplified Process Diagram		164
Figure 63: Conceptual general arrangement for the La Joya Property		172
Figure 64: Access Road		175
Figure 65: Haul Road Cross Section		177
Figure 66: Capital Cost Distribution		183
Figure 67: Operating Cost Distribution		189
Figure 68: Quote received by Tetra Tech from CMSF for open pit mining at the La Joya Property		190
Figure 69: Estimated mining costs versus daily production for similar operations		192
Figure 70: Sensitivity of NPV & IRR to Varying Commodity Prices		202
Figure 71: Starter Pit Proposed Schedule - Cashflow Analysis		203
Figure 72: Starter Pit Proposed Schedule - Cashflow with Tax Payable		203
Figure 73: NPV Sensitivity Analysis		206
Figure 74: IRR Sensitivity Analysis		207
Figure 75: La Joya Project Development Schedule		209

APPENDICES
Appendix A	Certificates of Qualified Persons
Appendix B	Certificate of Standard Reference Materials
Appendix C	Sample Selection for La Joya Phase II Metallurgical Testwork Program
Appendix D	Metallurgical flowsheet Development laboratory Testwork Results
Appendix E	Conceptual Process Plant Design Criteria and Flowsheet
Appendix F	Summary of Process PLant Operating Expenditures
Appendix G	PEA Capital Expenditure Breakdown
Appendix H	Conceptual Discounted Cash Flow
Appendix I	Conceptual Mining Schedule
Appendix J	General Site Layout

ACRONYMS & ABBREVIATIONS

AAS	Atomic absorption spectrometry
Ag	Silver
AgEQ ARD/ML	Silver Equivalent Acid rock drainage and metal leaching
Au	Gold
BC BFA CCD CCTV CDN	British Columbia Bench face angle Counter current decantation Closed circuit television Canadian currency
CIM CMSF	Canadian Institute for Mining, Metallurgy and Petroleum Construcciones Y Minado San Francisco S De R.L De C.V (Contract Mining)
CRM CuSO4 DCS	Certified reference material Copper (II) Sulfate Distributed control system
DDH DSTSF	Diamond Drill Hole Dry stack tailings storage facility
DTM	Digital terrain model
EBA E	EBA Engineering Consultants Ltd. operating as EBA, A Tetra Tech Company Engineering Procurement and Construction Management
EM	Electromagnetic
FA G&A HVAC	Fire Assay General and Administrative Heating Ventilation and Air Conditioning
ID2	Inverse Distance Squared
INEGI	Instituto Nacional de Geografía y Estadística de México
IP IRA IRR ISRM Ja Jn Jr	Induced Polarization Inter-ramp angle Internal rate of return International Society of Rock Mechanics Joint alteration Joint number Joint roughness
JV LOM LOMP	Joint Venture Life of mine Life of mine plan
Luismin MCC MIBC	Minas SanLuis Motor control center Methyl isobutyl carbinol
Mo	Molybdenum
MMT	Main Mineralized Trend

N2S2O5 NaCN NGI	Sodium Metabisulphite Sodium Cyanide Norweigan Geotechnical Institute
NI43-101	National Instrument 43-101 Standards of Disclosu2re for Mineral Projects
NSR	Net Smelter Returns
Olvera OIS PAX	Señior Sergio Gabriel Olvera Alevedo and Family Operator interface stations Potassium amyl xanthate
Pb P.Eng	Lead Professional Engineer
PEA	Preliminary Economic Assessment
P.Geo	Professional Geologist
PFS	Pre-Feasibility Study
pop.	Population
QA/QC	Quality Assurance and Quality Control
QP	Qualified Person
RC	Reverse Circulation
REE RMR ROM	Rare Earth Elements Rock Mass Rating Run of Mine
RQD SAB SAG	Rock Quality Designation SAG mill(s) followed by Ball mill(s) Semi Autogenous Grinding
S.A. de C.V.	Sociedad Anónima de Capital Variable
SCdM	SilverCrest de Mexico S.A. de C.V.
SCSV	Structurally controlled stockwork and veins
SEM	Scanning Electron Microscopy
SEMARNAT	Secretaria de Medio Ambiente y Recursos Naturales
SilverCrest SO2 SMBS SP	SilverCrest Mines Inc. Sulphur Dioxide Sodium metabisulphite Stockpile
STFZ	San Luis-Tepehuanes Fault System
TDL TSF	Total Drilled Length Tailings storage facility
UTM	Universal Transverse Mercator
Vargas	Señior Pedro Vargas
W	Tungsten
WO3	Tungsten trioxide
WEI	Wardrop, A Tetra Tech Company
XRD	X-ray diffraction analysis
Zn	Zinc

UNITS OF MEASUREMENT AND CONVERSION

$USD	United States Dollar
% °	Percent Degree
°C µm	Degree Celcius Micrometer (1x10-6)
g/t gpt GWh	Grams per tonne Grams per tonne Gegawatt hours
ha hr k kg kg/m3 kl	Hectare (10,000 square meters) Hour Kilo (thousand) Kilogram Kilogram per tonne kilolitres
Km kt kW kWh L lb	Kilometer Thousand tonnes Kilowatt Kilowatt hours Litre Pound
M	Million
m m2 m3	Metre Metres squared Cubic metres
Ma	Million Years
Mm Mt Mtpa	Milimeter Million tonnes Million tonnes per year
MxnPeso$ NPV	Mexican Pesos Net present value
Oz P80	Ounce (troy) 80 percent material passing of “x” size
ppb	Part per billion
ppm	Parts per million
Sec t tpd t/m3	Second Tonne Tonnes per day Tonne per cubic metre
AgEQ (g/t)	Ag (g/t) + (50 x Au (g/t)) + 86 x Cu (%))

1.0  EXECUTIVE SUMMARY

1.1  Introduction

EBA Engineering Consultants Ltd., operating as EBA, a Tetra Tech Company and Tetra Tech WEI Inc. jointly operating as Tetra Tech has prepared this Preliminary Economic Assessment (PEA) for SilverCrest Mines Inc. (SilverCrest, SVL) of Vancouver, British Columbia, Canada for the La Joya property, located in Durango, Mexico.  Please note that effective January 1, 2014, the legal name for EBA will change from EBA Engineering Consultants Ltd. to Tetra Tech EBA Inc.

This report has been prepared to disclose the results of the PEA which has been completed for the Main Mineralized Trend (MMT) deposit on the La Joya property.  This report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101 and Form 43-101F1), and incorporates the Canadian Institute for Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM Definition Standards).

The effective date of the report has been set at October 21, 2013.  This PEA incorporates Mineral Resource Estimates for the property that were previously reported in a Technical Report filed by SilverCrest on March 27, 2013, with an effective date of December 16, 2012.  All metallurgical work discussed in this report was completed prior to May 29, 2013.

1.2  Property Description And Location

The La Joya property is approximately 75 km southeast of the state capital city of Durango, state of Durango, Mexico near the intersection of 23º 52' north latitude, and 103º 55' west longitude or 609,700E and 2,640,100 N (UTM WGS 84, zone 13Q). The property elevation ranges from 2,000 to 2,600 metres above sea level. The community of La Joya has a population of approximately 1,000 people and is located 9 km southwest of the La Joya property. Topographic information for the area is covered by the Instituto Nacional de Geografía y Estadística de México (INEGI) “La Joya” map; sheet F13B14, at a scale of 1:50,000.

The property consists of 15 concessions with a total nominal area of 10,655.6 hectares. The La Joya concessions are contiguous within the area and are registered with the Mexico Mines Registry in the city of Durango and Mexico City.  La Joya West concessions were originally in the name of Señior Sergio Gabriel Olvera Alevedo and Family (9 concessions), and La Joya East concessions in the name of Señior Pedro Vargas (3 concessions).In additional, SilverCrest de Mexico S.A de C.V. has 3 additional registered concessions (3 concessions). SilverCrest currently has exercised options to purchase 100% of the La Joya West and La Joya East concessions through agreement of cash and share payment and 2% NSR royalties.

The La Joya property can be accessed year round by road, commencing by a paved highway going southeast from city of Durango to the city of Vicente Guerrero, a distance of approximately 80 km, then north along a paved secondary road to the community of La Joya, a distance of approximately 10 km, and then by a network of farming and agricultural access dirt roads that span approximately 10 km east of the community of La Joya.

Water for drilling is currently being transported to the property and stored in a lined sump from two active wells, the first located at 608333 E, 2639173 N elev. 1,948 metres. Water for a production facility could come from a local groundwater source or a pre-constructed reservoir. The characteristics of the well, water supply and water quality have not been verified by Tetra Tech.

Electrical power is readily available from nearby sources that currently supply municipalities and agriculture.

Sufficient area is available for a processing plant, waste dumps and tailings disposal on the property. Surface rights are held by a local civil co-operative and need to be obtained if mining facilities are required. No permanent structures occupy the property.

The town of Vicente Guerrero is the closest urban area of any size (pop. est. 15,000), and is about 20 km southwest of the La Joya property by paved and unpaved road from the property.  Many services and supplies are available in Vicente Guerrero, but it may be necessary to go to Durango for heavier machine shop, fabrication, and engineering services.

Currently, infrastructure on the La Joya property is limited to access roads, historical open cut and underground workings and an abandoned low-voltage power transmission line which crosses the property between Cerro Sacrificio and Cerro Coloradito.

Two prominent topographic features exist on the northern portion of the La Joya property, located on the uplifted horst block along with numerous rolling hills of exposed and incised bedrock features. Cerro Coloradito is the smaller of the two with and approximate vertical rise of 400 metres and is located to the west of and Cerro Sacrificio. Cerro Sacrificio has approximately 600 metres of vertical rise and is the host to the La Joya deposit.

1.3  Environmental studies and permitting

Work permits required for the exploration Phase III drilling permit are under review and awaits issuance  by SEMARNAT by Q4 2013. Tetra Tech understands that SilverCrest has held the appropriate permits required for the exploration phases completed to date on the property.  Water permits are not required for exploration work since the water is purchased locally from private active wells.

Construction and mining permits are not yet required for the project.

1.4  Geological setting, exploration and drilling

The La Joya property is underlain by Cretaceous sedimentary rocks along the western margin of the Mexican Mesa Central, at the transition from the Sierra Madre Occidental, along the broadly defined San Luis-Tepehuanes fault system. The sedimentary package at La Joya consists of the Cuesta del Cura Limestone comprised of limestone with minor chert and siltstone, overlain by calcareous siltstone, mudstone and siliciclastic rocks of the younger Indidura Formation.

Multiple deformation events related to the Laramide orogeny during the late-Cretaceous to mid-Tertiary resulted in folding of the Cretaceous sedimentary rocks along northeast-southwest directed axes, followed by extensional basin and range style faulting generally oriented north-south throughout the mid to late Tertiary. The extension was accompanied by emplacement of intrusive stocks of various ages. These late Cretaceous and early to mid-Tertiary orogenic-related intrusions influenced both regional metamorphism as well as local metasomatic alteration within the Cretaceous sediments. The MMT of the La Joya deposit and peripheral Santo Nino is underlain by the Sacrificio quartz-feldspar phyric granite which is attributed to the mineralizing fluids responsible for skarn development and sulphide deposition within the limestone unit.

The La Joya deposits are carbonate hosted copper skarn deposits with associated silver and gold mineralization, similar in style to the Fortitude-Copper Canyon deposit in Nevada, USA, and to the adjacent Sabinas/San Martin mines in Zacatecas, Mexico. Calc-silicate skarn mineralization is found on the property as andradite garnet, pyroxene, actinolite and wollastonite and is distributed amongst three styles of mineralization recognized to exist on the property. Silver-Copper-Gold (Ag-Cu-Au) mineralization is concentrated within stratiform manto-style skarn controlled along sub-horizontal bedding (Manto style mineralization). Silver-Copper-Gold, Lead-Zinc and Tungstan (Ag-Cu-Au, Pb-Zn, and W) mineralization is concentrated within structurally controlled stockwork and veining related skarn (Structure style mineralization). Finally, tungsten W mineralization is found within late stage retrograde skarn development along the intrusive contact (Contact Skarn style mineraliztion). Sulphide mineralization generally transitions from chalcopyrite-dominant in proximal skarn to bornite-dominant in distal skarn. Late sub-vertical laminated quartz-calcite veins bearing freibergite and arsenopyrite cross-cut pre-existing skarn mineralization and, although related to magmatic fluids, are not considered to be related to the skarn mineralizing events. Trace amounts of oxide from meteoric weathering processes are present within the structural corridors at depth.

Evidence of historic pits and small underground mining operations within Cerro Sacrificio is seen in numerous small adits and excavations along the hillside. Today, the adits remain open and are accessible for sampling and identifying structures related to mineralization on the property. Exploitation from these small historic operations is considered to be volumetrically insignificant in respect to the current resource estimate.

Recent activity began on the property in 1977 when Minas SanLuis (Luismin) entered into option agreements with local mineral concession holders and staked additional concessions. From 1977 to 1997, Luismin completed extensive drilling, mapping and geophysical surveying on the property. In total, 37 diamond and RC drill holes (9,767.34 metres) were completed across the property during this period, targeting silver-copper-gold skarn and tungsten mineralization. Between 1998 and 2001, Boliden Limited entered into a joint venture agreement with Luismin and continued to drill 15 more diamond drill holes (4,095.41 metres) targeting skarn and epithermal mineralization. Luismin did not complete the terms of the option agreement and withdrew from their interest in 2001. Mineral concessions staked by Luismin (Goldcorp) that are adjacent to the SilverCrest concessions were maintained and are now held by Goldcorp through acquisition of the Luismin assets.

In 2006, Solid Resources Ltd. completed four diamond drill holes (1,856.34 metres) to test for deep seated copper-molybdenum porphyry style mineralization in the center of the Sacrificio intrusion. Solid Resources did not consider the results to indicate significant evidence for a porphyry style deposit at that time.

SilverCrest commenced exploration on the property in June of 2010 at which time property scale mapping and chip sampling established targets for the Phase I drilling campaign. A total of 27 diamond drill holes (totalling 5,753.7 metres) were completed during the campaign between October, 2010, and July, 2011. The Phase I drill holes have been logged and sampled with a total of 2,303 core samples.

Independent validation of the SilverCrest and historic sampling was completed by Tetra Tech QP, James Barr, during three site visits between November 2010 and October 2011. Eight historic drill holes (2,574.35 metres) were validated in addition to the twenty-seven SilverCrest holes (5,753.7 metres) and one hundred 177 SilverCrest surface samples, totalling 3,764 validated assay samples, for inclusion into the Phase I Mineral Resource Estimate.

Phase II independent validation of the SilverCrest and historic sampling was completed by Tetra Tech QP, James Barr during an addditional two site visits between November 2011 to November 2012. Phase II drilling consisted of seventy-eight SilverCrest holes (25,812.65 metres) and 542 surface samples (not used in the resource). This program consisted of infill drilling of the Phase I resource area and drilling to extended mineralization in all directions of the MMT.

Four additional diamond drill holes totalling 1,811.52 metres were completed late in 2012 and are located along the eastern margin of the current block model.  These holes were not incorporated into the current block model with Effective Date of December 27, 2013, as assay results were not returned from the laboratory until January of 2013.  Based on cross-sectional interrogation, the results of these holes generally conform to both the geological and grade model used in the current block model.  Tetra Tech is not aware of any further drilling on the property.

1.5  Metallurgical Testwork and Recovery

Preliminary and confirmation metallurgical test programs have been conducted on metallurgical samples of Contact, Manto and Structure mineralization in the MMT area of La Joya property. These programs include comminution testing, froth flotation, cyanidation leaching, gravity concentration and mineralogical examinations to support a PEA level process design. The resulting flowsheet and process design is a conventional circuit composed of crushing, grinding, flotation and leaching circuit to produce copper flotation concentrate and silver dore bar.

Initial metallurgy tests in 2011 suggested the mineralization may be amenable to conventional flotation concentration.  This observation was further confirmed in the subsequent test program during 2012 to 2013 that involved ore hardness, mineralogy, flotation concentration, cyanidation leaching and gravity separation tests.

Material hardness data were determined from SMC, Bond work index and abrasion index measurements.  In terms of resistance to impact breakage, Manto and Structure samples were considered as medium hard; while as Contact sample was considered as hard material.  For grindability characteristics, all the three composites were categorised as medium hard and mild abrasive materials.

High grade copper flotation concentrates were produced in the locked cycle flotation tests, grading at 36.6% Cu from Manto composite sample and 34.3% Cu from Structure sample.  Additionally, each concentrate contained more than 4 kg/t silver and a payable level of gold.  Elevated levels of antimony and bismuth were, however, also identified in the copper flotation concentrates.  This is a common observation in local producers.

Preliminary cyanidation tests indicate that gold extraction were about 84% and 92% from Manto and Structure samples respectively; silver extraction exceeded 90% for both sample composites.  A high cyanide consumption rate was reported on both samples. Gravity concentration testing recovered a small portion of tungsten and tin on the tested samples.

1.6  Mineral Resource Estimates

Three deposits which include the Main Mineralized Trend (MMT), Santo Nino, and Coloradito were previously delineated on the property as was presented in the Technical Report dated March 27, 2013 (EBA, 2013).  The Mineral Resource Estimates were prepared by Tetra Tech in compliance with National Instrument 43-101 Standards of Disclosure and has incorporated terms as defined by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines.

Analytical data from 13,834 samples extracted from 20 validated historical drillholes (7,022.83 metres), SilverCrest Phase 1 drilling (5,753.7 metres) and SilverCrest Phase 2 drilling (25,812.65) were used for geological interpretation and construction of mineralized solids created as triangulations using Gemcom GEMS software (GEMS). The analytical data was interpolated into a percent block model using the inverse distance squared (ID2) interpolation method and was constrained by mineralized solids segmented into three sets determined by mineralization style.

The MMT and Santo Nino deposits are considered to be a polymetallic Ag-Cu-Au-W-Mo deposits with metal distributions for W-Mo as part of or immediately adjacent to the Ag-Cu-Au resources. Ag-Cu-Au data is reported as a silver equivalent value (AgEQ) which is based on per tonne value of the metals using five-year historical price trends summarized in Table 1 AgEQ is calculated as Ag(gpt)+50*Au(gpt)+86*Cu(%). Three individual Mineral Resource Estimates are presented below for Ag-Cu-Au concentrations, Pb-Zn concentrations and W concentrations, respectively. Molybdenum concentrations were not considered as part of this resource estimation.

Table 1: 5-Year Metal Price Trends and AgEQ Calculation for Silver, Copper and Gold
Metal	5-year Trend Metal Price	Price/tonne ratio to Ag
Ag	$24/oz (troy)	1:1
Cu	$3/lb ($6,615/t)	86:1
Au	$1,200/oz(troy)	50:1

AgEQ	=Ag(gpt) + 86*Cu% + 50*Au(gpt)

Analytical data from drill sampling on the property that was considered valid for resource estimation was composited to two metre lengths before the interpretation and construction of the mineralized wireframes. These composites were used as the explicit analytical data for the resource estimate.  A value of 15 gpt AgEQ was used as an initial grade threshold for cross-sectional interpretation of mineralized wireframes defining continuous mineralization on the property. Three sets of mineralized solids were constructed using GEMS from these wireframes representing manto, structurally controlled stockwork and veining, or contact skarn styles of mineralization. By deposit area, twenty-nine  were defined for the MMT, six for Santo Nino and two for Coloradito to reduce the two metre composite data set and to constrain interpolation within the block model. Block model interpolation methods were designed to control grade distribution within each mineralization style.

Anomalous high grade values from the two metre composite data set were capped at 550 gpt silver, 5.5 gpt Au and 6 % copper based on visual inspection of histogram and log-histogram population distribution.

A representative average value for specific gravity was determined to be 3.0 based on laboratory analysis of 1279 drill core samples. This value was applied to all materials found within the bounds of the block model.

All Mineral Resource Estimates in this report were classified (EBA, 2013) as Inferred based on the CIM Definition Standards for Mineral Resources and Mineral Reserves. Analytical data available from exploration on the property to date is sufficient to allow a reasonable geological interpretation and assumption of grade continuity, however, the geological understanding of the property is considered to be in early stages for the project.

The resource estimate for silver, copper, gold and silver equivalent concentrations has been reported based on a silver equivalent (AgEQ) cut-off value as summarized in Table 2 and the resource estimate for tungsten has been reported using WO3 (%) as summarized in Table 3.   Tetra Tech considers the 30gpt AgEQ and 0.05% WO3 (tungsten trioxide) as an appropriate reporting cut-off for these Inferred Mineral Resource Estimates.  Pit constraints have not been applied to the Mineral Resource Estimates.

Table 2: Inferred Ag-Cu-Au- Resource Estimation for MMT and,Santo Nino Deposits, Effective Date Dec. 16, 2012

Zone	Category**	Cut off	Rounded Tonnes	SG	Av Ag (gpt)	Av Au (gpt)	Av Cu (%)	Contained Ag (oz)	Contained Au (oz)	Contained Cu (lbs)	Contained AgEQ (oz)*
MMT (Ag, Au, Cu)	Inferred***	15	120,570,000	3	23.7	0.18	0.18	91,855,000	708,000	466,474,000	185,757,000
		30	67,618,000	3	34.67	0.24	0.25	75,367,000	519,000	377,392,000	148,671,000
		60	26,109,000	3	58.53	0.3	0.42	49,129,000	256,000	240,114,000	92,035,000
Santo Nino (Ag, Au, Cu)	Inferred***	15	6,169,000	3	20.36	0.04	0.49	4,039,000	8,000	66,775,000	12,826,000
		30	3,586,000	3	29.17	0.05	0.75	3,363,000	5,000	59,384,000	11,078,481
		60	1,818,000	3	43.06	0.05	1.2	2,517,000	3,000	48,269,000	872,000
TOTAL	Inferred***	15	126,739,000		23.5	0.17	0.20	95,894,000	716,000	533,249,000	198,583,000
		30	71,204,000		34.4	0.23	0.28	78,730,000	524,000	436,776,000	159,749,481
		60	27,927,000		57.5	0.28	0.47	51,646,000	259,000	288,383,000	92,907,000
*
Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

**
Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The baseline scenario for reporting of Mineral Resources is highlighted in light blue.

***	Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 gpt AgEq & 0.05% WO3 using the metal price ratios described above.

Table 3: Inferred W-Mo- Resource Estimation for MMT, Santo Nino and Coloradito Deposits, Effective Date Dec. 16, 2012

Zone	Category**	Cut off	Rounded Tonnes	SG	Mo (%)	WO3 (%)	Contained W (tonnes)	Contained Mo (tonnes)
La Joya Contact Zone (W, Mo, Ag, Au, Cu)	Inferred***	0.025	60,508,000	3	0.0035	0.053	32,000	2,000
		0.05	25,136,000	3	0.0039	0.075	19,000	1,000
		0.095	4,395,000	3	0.0023	0.109	5,000	100
Santo Nino Contact Zone (W, Mo, Ag, Au, Cu)	Inferred***	0.025	5,220,000	3	0.0077	0.04	2,000	400
		0.05	950,000	3	0.0132	0.07	1,000	100
		0.095	750	3	0.0115	0.101	1	0
Coloradito Contact Zone (W, Mo, Ag, Au, Cu)	Inferred***	0.025	31,907,000	3	0.0283	0.062	20,000	9,000
		0.05	18,486,000	3	0.0322	0.079	15,000	6,000
		0.095	4,159,000	3	0.0335	0.112	5,000	1,000
TOTAL	Inferred***	0.025	97,635,000		0.031	0.145	54,000	11,400
		0.05	44,572,000		0.036	0.176	35,000	7,100
		0.095	8,554,750		0.036	0.227	10,001	1,100
* Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The baseline scenario for reporting of Mineral Resources is highlighted in light blue.
** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 g/t AgEq & 0.05% WO3using the metal price ratios described above.

1.7  Mineral Reserve

A Mineral Reserve has not been estimated for the Project as part of this PEA study.

1.8  Mining Method

Tetra Tech evaluated the MMT deposit on the La Joya property as the basis of a constructing a mine and processing facility capable of processing 5,000 tonnes per day (tpd). This PEA has evaluated a “Starter Pit”, which is considered a subset of the Mineral Resources.  Tetra Tech has not included material outside the “Starter Pit” in the PEA, and has not provided or evaluated additional criteria in the PEA for material outside the Starter Pit in terms of potential for “reasonable economic extraction”.   Underground mining was not considered for the PEA.

The PEA proposes conventional open pit truck and shovel operation utilizing a mining contractor to carry out the day to day work consisting of production drilling, blasting, loading, and hauling of both ore and waste. Pit optimizations were carried out by Tetra Tech based on the preliminary criteria, including costs, metal prices, and recovery, dilution and metal sales terms.  The pit optimization was done using Geovia WhittleTM software and 41 different Lerch-Grossman nested pit shells were generated. For the purpose of this PEA; however, the pit shell that best aligned with an 8-10 year mine life was chosen and further investigated in terms of pit design, mine scheduling and subsequent economic viability.

Geotechnical assessment for the open pit design consisted of the analysis of data collected from seventy-seven exploration diamond drill holes in 2011 and 2012. Geotechnical data was then made available to Tetra Tech to interpret the results and calculate RQD, RMR, and Q values. The data presented homogenous geotechnical conditions with RMR76 varying between 70-90 for the main rock types and RQD rating varying between 75 to 90. For this PEA, no structural (rock fabric and major structures) information was available; therefore, it is likely that the structure of the rock will be the limiting factor controlling the stability of the pit slope. As a result, a conservative approach was taken to reflect the unavailable structural information and pit slope angle of 50° was recommended for the purpose of this PEA.

The geotechnical criteria in addition to provisional criteria for haul roads, bench height and bench face angles and minimum mining widths were considered for designing the open pit using Geovia GEMSTM.  The designed pit consisted of two distinct areas namely the main pit and Patricia pit, which occurs to the south of the main pit.

1.9  Mining Schedule

The mining schedule provides for a one year pre-strip (year -1) that will stockpile some mineralized material and with the remaining waste rock deposited at one of the 2 selected waste storage locations on the east side of the Cerro Sacrificio ridge. The schedule provides for the commencement of processing in year 1, with the mill feed at 1.8 Mt/a (5,000 tonnes per day) of mineralised material contained within designed pits, with exhaustion of mill feed in year 9.  The schedule has been generated based on an annual mining rate of 7 Mt of rock with stockpiling of potential mill feed, enabling a feed of 1.8 Mt/a consistently of over the operating life for processing. The life of mine stripping ratio is estimated to be 2.9 with total extraction of an estimated 15.5 Mt of mineralized material and 45.5 Mt of waste rock.

Table 4 and Figure 1 below summarize the life of mine schedule for La Joya.

Figure 1: LOM Tonnage Breakdown

Table 4: Production Schedule

Year	Mine to Mill	Mine to SP*	SP to Mill	Total mineralized material mined	Total tonnes processed	Head Grade				Waste	Strip ratio	Total tonnes mined
						AG	AU	CU	AG EQ**
	t	t	t	t	t	gpt	gpt	%	gpt	t		t
-1	0	666,441	0	666,441						2,333,559		3,000,000
1	1,133,604	1,119,763	666,396	2,253,367	1,800,000	71	0.25	0.57	132	4,746,632	2.6	7,000,000
2	1,411,747	774,387	388,253	2,186,134	1,800,000	65	0.30	0.40	114	4,813,865	2.7	7,000,000
3	1,547,449	419,833	252,551	1,967,282	1,800,000	61	0.19	0.37	102	5,032,718	2.8	7,000,000
4	1,147,466	523,698	652,534	1,671,164	1,800,000	46	0.20	0.32	84	5,328,836	3.0	7,000,000
5	743,761	480,777	1,056,239	1,224,538	1,800,000	31	0.15	0.21	56	5,775,462	3.2	7,000,000
6	1,109,843	308,084	690,157	1,417,927	1,800,000	36	0.14	0.23	63	5,582,072	3.1	7,000,000
7	1,245,819	297,612	554,181	1,543,431	1,800,000	39	0.19	0.23	69	5,456,569	3.0	7,000,000
8	1,800,000	431,933	0	2,231,933	1,800,000	65	0.18	0.40	109	4,768,068	2.7	7,000,000
9	317,455	0	762,219	317,455	1,079,674	27	0.11	0.19	49	1,662,584	1.5	1,980,039

Total	10,457,144	5,022,528	5,022,530	15,479,672	15,479,674	50	0.19	0.33	88	45,500,365	2.94	60,980,039
*SP means stockpile

**Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$22/oz silver, US$1200/oz gold, US$3/lb copper.

1.10  Process Design

The design basis for the process facility is a concentrator with a throughput capacity of 5, 000 tpd. Process design criteria for the facilities are based on the bench scale testwork with two types of composite samples, Manto and Structure, from central MMT mineralogy of the La Joya property.  A simplified schematic of the flowsheet is shown in Figure 2.

ROM ore from the open pit will be crushed and conveyed to the concentrator. The ore feed will be ground to liberate the mineral values from the host rock, and then separated by industry-standard flotation processes. A bulk copper/silver/gold sulphide concentrate will be produced and bagged for transportation. The first cleaner scavenger tailings will be sent to a leaching circuit.

The leaching circuit will recover silver and gold components by using the conventional carbon in leach (CIL) technology.   The designed leaching circuit will have a nominal capacity of 300 t per day.   It will be composed of leach feed thickening, cyanide leaching, zinc precipitation (Merrill Crowe process), and cyanide destruction stages.  The precipitated silver and gold will be smelted to silver dore on site.

Tailings in the milling process will be generated from the rougher flotation circuit (bulk tailings), and CIL residues. Bulk tailings solids are alkaline and will be combined with the treated CIL residues. The combined tailings materials will be dewatered and dry stacked on site to maximize process water recycling.

Figure 2: Simplified La Joya Process Flowsheet

1.11  Project Infrastructure

The current infrastructure on site at La Joya includes access roads and tracks required for the exploration phase of the project. The property is 13 km from the town of La Joya and another 6 km from two other small towns.  Tetra Tech proposed various options for the layout of the mine site infrastructure; however for the PEA the scenario being considered is the placement of the infrastructure in the valley to the east of the Cerro Sacrificio ridge.  The layout plan considered for the PEA consists of the open pit west of the Cerro Sacrificio ridge, with two waste dumps as side hill dumps.  Haul roads will be constructed to enable hauling of the mill feed to a primary crusher on the east of the ridge.  The material will then be transported via over land conveyor to a live stockpile to be fed into the mill complex located at the base of the valley.  At the mill complex power, water and road access will be available and mine offices, truck shops and warehouses will be placed in this area.  The tailings facility has been considered as dry stack tailings and will be placed south of the mill complex, as a side hill facility.  The tailings will be transported by overland conveyors and positioned on the facility using grasshopper conveyors and mobile machinery.  Explosive magazines could be positioned, to the south west of the tailings facility, along existing tracks or farm roads accessing the property.

Overall, for the purpose of the PEA, Tetra Tech has provided the following infrastructure and facilities:

1.	Upgrade of the site access road.

2.	Site and haul roads.

3.	Administration office buildings, a mine dry/change house and warehouse.

4.	Fresh water supply systems including a pump house to treat and piping to distribute the water as process water, fire water, and potable water.

5.	Water management infrastructure, including diversion ditches.

6.	Waste rock storage facilities.

7.	A dry stack tailings storage facility including a tailings water pond, diversion berms and necessary liners.

8.	Solid waste disposal pad with solid waste skips/bins and hazardous waste skips/bins.

9.	On-site fuel storage.

10.	On-site explosive magazines and storage.

11.	Process facilities including a crusher, mill building and process plant.

12.	Assay laboratory.

13.	Power supply and distribution, including:

I.	a substation; and

II.	power cables and lines.

14.	A security/weigh station

15.	Process control and instrumentation.

16.	Communication systems.

1.12  Capital Costs

Tetra Tech has estimated preproduction capital costs totalling $141 million, including contingency of $17 million. The sustaining capital is estimated to be $6.3 million over the operational life of the project.

Table 5 below highlights the main components of the project for which capital costs are allocated.  Closure and reclamation costs of $6 million have been estimated and working capital has been estimated at $7 million.

Table 5: Capital Expenditure

Capital Expense Item	Estimated cost in $US ($000)

Overall Site	$17,915
Open Pit Mining	$6,700
Ore Handling	$9,095
Process	$44,992
Tailings & Water Management	$6,850
On-Site Infrastructure	$9,116
Total Direct Costs	$94,666

Total Project Indirects	$24,824

Total Owner's Costs	$4,733

Total Contingency	$16,965

Preproduction capital costs including indirect and contingency	$141,190
*Subtotals and Totals do not add correctly due to the rounding of values to $000

1.13  Operating Costs

Four (4) categories of operating costs have been estimated by Tetra Tech namely; mining, processing, general and administrative (G & A) and tailings management. Table 6 shows a summary of the operating costs estimated for the La Joya property.  The mining contract cost is based on a quote provided by a Mexican mining contractor, and has been validated by Tetra Tech.

Table 6: Capital Cost per tonne over LOM

Aspects of Operation	Estimated Average Cost per tonne, over LOM
Mining (contract) per tonne rock handled	$2.16
Average mining cost per tonne processed	$8.09
Costs per tonne processed	$13.86
Tailings per tonne processed	$0.49
G & A per tonne processed	$1.81
Total per tonne processed	$24.25

1.14  Economic Analysis

On the basis of the Inferred Resources, preliminary mine design and preliminary process engineering, Tetra Tech have estimated a positive net present value (NPV) for the project of $92 million post-tax and $133 million pre-tax, with internal rate of return (IRR) of 22% post-tax and 30% pre-tax.  The economic analysis was based on a 9 year mine operating life, with a 2.6 year payback period, for the La Joya property.

Sensitivity analysis was carried out using varying commodity prices, and by varying capital and operating costs. The project is positively most sensitive to increases in commodity prices and negatively most sensitive to operating costs.  The commodity price sensitivity is shown in Figure 3 below.

Figure 3: Starter pit economic sensitivities

The Starter Pit economics are more sensitive to silver and copper price, as they represent 56% and 37% of the total revenues respectively under the base case scenario. Each 10% increment in metal prices from the base case changes the pre-tax NPV by approximately $60 million and the IRR by approximately 8%.

Note: This preliminary economic assessment is preliminary in nature and includes Inferred Mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

1.15  Conclusions and Recommendations

The resource model, and preliminary open pit design, and subsequent preliminary economic analysis favour the undertaking of further drilling into the assessed open pit or Starter Pit.  The PEA also provides guidance on the expected metallurgical and mining constraints which require further work to increase the confidence level so that they can be applied to future resource delineation and any subsequent feasibility assessment.

2.0  INTRODUCTION

EBA Engineering Consultants Ltd., operating as EBA, a Tetra Tech Company and Tetra Tech WEI Inc. jointly operating as Tetra Tech has prepared this Preliminary Economic Assessment (PEA) for SilverCrest Mines Inc. (SilverCrest, SVL) of Vancouver, British Columbia, Canada for the Silver Copper Gold La Joya property, located in Durango, Mexico.  Please note that effective January 1, 2014, the legal name for EBA will change from EBA Engineering Consultants Ltd. to Tetra Tech EBA Inc.

This report has been prepared to disclose the results of a preliminary economic assessment which has been completed for the Main Mineralized Trend (MMT) deposit using the previously reported Mineral Resource Estimate (EBA, 2013) for the La Joya property.  This report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101 and Form 43-101F1), and incorporates the Canadian Institute for Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM Definition Standards).

2.1  Report Authors and Quality Control

This report has been completed by the following Independent Qualified Professionals:

▪	Sabry Abdel-Hafez, P.Eng, Senior Mining Engineer, Tetra Tech WEI Inc.

▪	Mark Horan, P. Eng, Senior Mining Engineer, EBA Engineering Consultants Ltd.

▪	James Barr, P.Geo., Senior Geologist, EBA Engineering Consultants Ltd.

▪	Hassan Ghaffari, P. Eng., M Sc., Director, Metallurgy, CMP, Mining and Minerals, Tetra Tech WEI Inc.

▪	Ting Lu, P.Eng, Senior Metallurgical Engineer, Mining and Minerals, Tetra Tech WEI Inc.

▪	Carlos Chaparro, P.Eng., Senior Geotechnical Engineer, EBA Engineering Consultants Ltd.

▪	Scott Martin, P.Eng, Senior Project Director Engineering Practice, EBA Engineering Consultants Ltd.

▪	Nick Michael, MBA, Senior Mineral Economist, Tetra Tech WEI Inc.

▪	Graham Wilkins, P.Eng, Project Director Northern and Pacific Transportation, EBA Engineering Consultants Ltd.

2.2	Site Visits

Site visits to the property have been undertaken by some of the report authors as described in Table 7 below:

Table 7: Independent QP’s in this study and date of their visit to the La Joya Property

Author	Date of most recent Site Visit
James Barr	October 18th, 2012
Hassan Ghaffari	May 14th to 15th, 2012
Ting Lu	May 14th to 15th, 2012

At site, discussions and meetings were held with;

▪	N. Eric Fier, C.P.G., P. Eng, President and Chief Operating Officer, SilverCrest Mines Inc.

▪	Dr. Salvador Aguayo, PhD, Vice-President of Development, Nusantara de Mexico, a 100% owned Mexican subsidiary of SilverCrest Mines Inc.

▪	Ramon Gomez Puente, Exploration Manager, Nusantara de Mexico, a 100% owned Mexican subsidiary of SilverCrest Mines Inc.

Additional discussions involving review of technical content during the preparation of the NI 43.101 report were held with;

▪	Marcio Fonseca, P.Geo., MSc, VP Corporate Development, SilverCrest Mines Inc.

▪	Eric Fier, C.P.G., P. Eng, President and Chief Operating Officer, SilverCrest Mines Inc.

▪	Dr. Salvador Aguayo, PhD, Vice-President of Development, Nusantara de Mexico, a 100% owned Mexican subsidiary of SilverCrest Mines Inc.

2.3  Effective Date of the Report

The effective date of this report has been set as October 21, 2013.  This PEA incorporates Mineral Resource Estimates for the property that were previously reported by SilverCrest in the Technical Report titled “Updated Resource Estimate for the La Joya Property, Durango, Mexico, NI 43-101 Technical Report, Effective Date December 16, 2012, Released Date March 27, 2013”.  All metallurgical work discussed in this report was completed by May 29, 2013.

3.0  RELIANCE ON OTHER EXPERTS

This report has been prepared by Tetra Tech for SilverCrest. The information, conclusions, opinions, and estimates contained herein are based on:

▪	Information available to Tetra Tech at the time of preparation of this report,

▪	Assumptions, conditions, and qualifications as set forth in this report,

▪	Data, reports, and other information supplied by SilverCrest and other third party sources, and

▪	Previous studies completed by Tetra Tech for the La Joya Property

4.0  PROPERTY DESCRIPTION AND LOCATION

4.1  Location

The La Joya property is approximately 75 km southeast of the state capital city of Durango, state of Durango, Mexico near the intersection of 23º 52' north latitude, and 103º 55' west longitude or 609,700E and 2,640,100 N (UTM WGS 84, zone 13Q) (Figure 4). The property elevation ranges from 2,000 to 2,600 metres above sea level. The community of La Joya has a population of approximately 800 people and is located 9.4 km southwest of the La Joya property. Topographic information for the area is covered by the Instituto Nacional de Geografía y Estadística de México (INEGI) “La Joya” map; sheet F13B14, at a scale of 1:50,000.

4.2  Concessions

The property consists of 15 concessions with a total nominal area of 10,655.6 hectares (Table 8). The La Joya concessions are contiguous within the area and are registered with the Mexico Mines Registry in the city of Durango and Mexico City in the name of Señior Sergio Gabriel Olvera Alevedo and Family (9 concessions – La Joya West Concessions), Señior Pedro Vargas (3 concessions – La Joya East Concession), and SilverCrest de Mexico S.A de C.V. (3 concessions). SilverCrest has excercised the option agreements to acquire the La Joya West Concessions held by Sr. Olvera and maintains the option agreements with Sr. Vargas as described below. Subsequent to negotiating these initial option agreements, SilverCrest staked and filed for ownership of the La Abundancia and Parasio concessions at the southern extent of the existing 12 concessions. All concessions were surveyed on the ground by a registered land surveyor at the time of location ().  Mineral concessions contiguous to the west and north of the La Joya property are currently owned by Goldcorp through acquisition of Luismin assets.

4.3  Property Agreements

Under the terms of an agreement dated June 21, 2010, SilverCrest negotiated the right to acquire a 100% interest in() the La Joya West Concessions owned by Sr. Sergio Gabriel Olvera Alevedo and Family (Olvera) by making staged payments (all amounts in $USD) of $2,680,000 over a period of three years, beginning with a payment of $20,000 on signing, followed by $20,000 four months after signing, $60,000 six months after the second payment, and $80,000 twelve months after the second payment.  SilverCrest exercised the option on May 27, 2013, to acquire the nine (9) La Joya West Concessions through a final payment of $2,500,000 (as cash and shares) and a 2% net smelter return royalty (NSR) from mineral production on the property to the concession owner.  Tetra Tech understands that the legal transfer of concessions to SilverCrest is pending.

Initial agreement terms with respect to the three La Joya East concessions, provided that SilverCrest may exercise its option to acquire these concessions by making staged payments totalling US$1.5 million over a three year period commencing January 2011 and the last payment in the amount of US$1.1 million due in January 2014.  An amendement has been made to the agreement in subsequent events to the initial negotiation for which SilverCrest purchased 100% the existing 3 concessions on November 6, 2013, under terms of two cash payemnts of US$ 587,500 6 months after signing or registration (whichever is last), and $US 587,500 18 months after signing of registration (whichever is last) and subject to a 2% net smelter return royalty (NSR) from mineral production on the property to the concession owner.

Figure 4: Property scale location map

UNITED STATES
MEXICO
La Joya
Durango
Mexico City
Gulf of Mexico
Pacific Ocean
Baja California
Sonora
Chihuahua
Coahuila de Zaragoza
Baja California Sur
Sinaloa
Nuevo León
Tamaulipas
Zacatecas
San Luis Potosí
Aguascalientes
Nayarit
Jalisco
Guanajuato
Querétaro de Arteaga
Hidalgo
Michoacán de Ocampo
Colima
México
Distrito Federal
Morelos
Tlaxcala
Puebla
Guerrero
Oaxaca
Veracruz-Llave
Tabasco
Chiapas
Campeche
Yucatán
Quintana Roo
Morphotectonic Provinces
Sierra Madre Occidental
Sierra Madre
Gulf Coastal Plain
Trans-Mexico Volcanic belt
Sierra Madre del Sur
Yucatan Penn.
Basin and Range
Sonoran
Mesa Central
120°W
116°W
112°W
108°W
104°W
100°W
96°W
92°W
88°W
84°W
30°N
26°N
22°N
18°N
14°N
N
S
E
W

**LEGEND**

- ★ La Joya
- ● Populated Place
- ☐ State Border

**NOTES**
Base data source:
INEGI
Morphotectonic data modified after
Nieto-Samaniego, 2007

**STATUS**
ISSUED FOR USE

Scale: 1:14,000,000
200 100 0 200
Kilometres

| PROJECTION | DATUM |
|---|---|
| NA Lambert Conformal Conic | NAD83 |

**FILE NO.**
V15101030_006_Figure01.mxd

**CLIENT**

eba
A TETRA TECH COMPANY

# LA JOYA
# NI43-101 TECHNICAL REPORT

## Property Location Map

| PROJECT NO. | DWN | CKD | APVD | REV |
|---|---|---|---|---|
| V15101030.006 | MEZ | SL | JB | 0 |

| OFFICE | DATE |
|---|---|
| EBA-VANC | February 22, 2012 |

**Figure 1**

Q:\Vancouver\GIS\ENGINEERING\V1511\15101030_LaJoya\Maps\006\V15101030_006_Figure01.mxd modified 2/22/2012 by morgan.zondervan

Table 8: SilverCrest Mineral Concessions for the La Joya Property
Map Index	Concession number	Original Staking Date	Recent Renewal	Expiry Date	Concession name	Owner	Size (ha)
1	126712	1954	Nov 2010	2060	CARMEN DEL ROCÍO	SERGIO GABRIEL OLVERA ACEVEDO	3.03
2	25/37726	2011	n/a	2061	EL SACRIFICIO	SERGIO GABRIEL OLVERA ACEVEDO	5.92
3	121114	1954	Nov 2010	2060	FRANCISCO JAVIER	SERGIO GABRIEL OLVERA ACEVEDO	10
4	163510	1954	Nov 2010	2060	HIDALGO	SERGIO GABRIEL OLVERA ACEVEDO	51
5	122149	1954	Nov 2010	2060	HIDALGO NÚMERO DOS	SERGIO GABRIEL OLVERA ACEVEDO	42
6	25/37722	2011	n/a	2061	LA ABUNDANCIA	SILVERCREST DE MEXICO S.A. DE C.V.	86.57
7	231202	2008	n/a	2058	LA FE	PEDRO VARGAS AGUIRRE	42.87
8	232199	2008	n/a	2058	LA FE 2	PEDRO VARGAS AGUIRRE	760.79
9	237706	2011	n/a	2061	LA FE 3	PEDRO VARGAS AGUIRRE	308
10	25/37304	2011	n/a	2061	LA FE 4	SERGIO GABRIEL OLVERA ACEVEDO	2.79
11	119602	1953	Nov 2010	2060	LA NUEVA	SERGIO GABRIEL OLVERA ACEVEDO	29.48
12	130550	1957	Nov 2010	2060	SAN LUCAS	SERGIO GABRIEL OLVERA ACEVEDO	15.17
13	183039	1988	Nov 2010	2060	UNIFICACIÓN SACRIFICIO	SERGIO GABRIEL OLVERA ACEVEDO	370.97
14	25/37740	2011	n/a	2061	PARAISO	SILVERCREST DE MEXICO S.A. DE C.V.	6,745
SN 15	025/38116	2012	n/a	2062	LA FE 5	SILVERCREST DE MEXICO S.A. DE C.V.	594.4
						TOTAL	10,656

Figure 5: Mineral concession map

Mineral Concessions
1 Carmen del Rocio
2 El Sacrificio
3 Francisco Javier
4 Hidalgo
5 Hidalgo Numero Dos
6 La Abundancia
7 La Fe
8 La Fe 2
9 La Fe 3
10 La Fe 4
11 La Nueva
12 San Lucas
13 Unificacion Sacrificio
14 Paraiso
15 La Fe 5
La Joya Deposit
ZACATECAS
DURANGO
A. la Dscondida
A. el Cubo
La Joya
Agua Zarca
Doroteo Arango
Tecomacan
San José de las Corrientes
Salas Pérez
602000
604000
606000
608000
610000
612000
614000
616000
618000
620000
622000
624000
626000
2642000
2640000
2638000
2636000
2634000
2632000
2630000
LEGEND
La Joya Deposit
SVL Concession Border
Other Mineral Concession
Road
State Border
Urban Area
Watercourse
Waterbody
Vegetation
NOTES
Base data source: INEGI
STATUS
ISSUED FOR USE
Scale: 1:100,000
Kilometres
PROJECTION
UTM Zone 13
DATUM
WGS 84
FILE NO.
V15101030_006_Figure02.mxd
CLIENT
eba
A TETRA TECH COMPANY
LA JOYA
NI43-101 TECHNICAL REPORT
Mineral Concession Map
PROJECT NO.
V15101030.006
DWN
MEZ
CKD
SL
APVD
DH
REV
0
OFFICE
EBA-VANC
DATE
March 21, 2013
Figure 2

On January 20, 2011, SilverCrest signed a three-year lease on surface rights for a maximum of 3,935 ha with respect to exploration work. Lease payments are dependent (at SilverCrest’s discretion) on the number of hectares required for a given year. The annual cost per year will be approximately MxnPesos $1,000 to $10,000, payable to the community, dependent on the number of hectares required. A payment of approximately MxnPesos $1,000 has been made to initiate the agreement and cover the first year of the lease. SilverCrest has initiated discussions with the civil co-operative of the community of La Joya to renew the lease on surface rights in 2014.

4.4  Mexican Mine Permitting and Regulations

Mining Law (enacted by congress on June 26, 1992) is jurisdiction of the Federal body as declared in Article 27 of the Mexican Constitution, adopted in 1961. The Mining Law deems essentially all minerals to be owned by the Mexican nation.

The right to explore for or exploit minerals is given to private parties, through mining concessions issued by the Federal executive branch. Amendments to the Mining Law in April 2005, and put into effect in January 2006, provide for all mining concessions to be valid for a period of 50 years and may be extended for an equal period given notification 5 years prior to expiration and no other cause for cancellation of the concession is evident. A concession in Mexico does not confer any ownership of surface rights. However, use of surface rights for exploration and production can be obtained under the terms of various acts and regulations if the concession is on government land.

Concession taxes payable to the Secretaria de Economia, division the Mexican Government, based on the surface area of the concession, are due in January and July of each year.  All tax payments have been paid by SilverCrest to date.

5.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1  Accessibility

The La Joya property can be accessed year round by road, commencing by a paved highway going southeast from city of Durango to the city of Vicente Guerrero, a distance of approximately 80 km, then north along a paved secondary road to the community of La Joya, a distance of approximately 10 km, and then by a network of farming and agricultural access dirt roads that span approximately 10 km east of the community of La Joya. The city of Durango has an international airport with multiple daily flights between Mexico and the USA.

5.2  Climate

Regional climate is warm and semi-arid with rain generally occurring between July and September. The average rainfall is estimated at 590 mm. The average temperature is approximately 22°C, with the lowest monthly average of 19.7°C occurring in February, and highest monthly average of 30.5° C occurring in May. Due to the high elevation of the region, freezing temperatures in the region have been recorded. Periods of freezing can last from 1 to 20 days, typically during the month of February (regional information extracted from INEGI, Instituto Nacional de Geografía y Estadística de México).

5.3  Local Resources

Water for drilling is currently being transported to the property and stored in a lined sump from two active wells, the first located at 608333 E, 2639173 N elev. 1,948 metres which is reported by local ranchers to yield approximately 20 litres/sec, and the second located at 604531 E, 2634627 N which is reported to yield approximately 15 litres/sec. Water for a production facility could come from already identified local groundwater source or a pre-constructed reservoir. The characteristics of the well, water supply and water quality have not been verified by Tetra Tech.

Electrical power is readily available from nearby sources that currently supply existing mining operations nearby La Joya, municipalities and existing business in the region. Regional reliable grid power could be considered if a mining operation is justifiable. The main high voltage electrical transmission lines are located approximately 15 km from the property.

Sufficient area with adequate topography is available for a processing plant, waste dumps and tailings disposal on the property. Surface rights are held by a local civil co-operative and ejidos and contractual agreements need to be entered to allow construction of mining facilities as described in Section 4.3. No permanent structures or direct business activities occupy the area designated for project construction in the property. .

The town of Vicente Guerrero is the closest urban area of any size (pop. est. 15,000), and is about 20 km southwest of the La Joya property by paved and unpaved road from the property.  Many services and supplies are available in Vicente Guerrero, but it may be necessary to go to Durango for heavier machine shop, fabrication, and engineering services. While Vicente Guerrero is more of an agricultural community, Durango is considered to be an exploration and mining centre within a prolific mining state.

Northern Central Mexico has significant precious and base metal mines and there are a significant number of people with experience in mining and processing of those commodities. Many of the trades and skills learned there would be transferable to a new operation. The San Martin, Sabinas and La Parrilla mines are the major mines operating within 20 kilometres of the La Joya property ().

Figure 6: Regional map showing mineral concession, local infrastructure, and proximal mines

Villa Unión
La Joya Deposit
Charco Blanco
Nobre De Dios
La Joya
Hwy 241
DURANGO
ZACATECAS
Mina La Parrilla
Vincente Guerrero
Hwy 45
Mina San Martin
Mina Sabinas
Sombrerete
Súchil
N
W
E
S
LEGEND
Populated Place
State Border
SVL Concession Border
Contour (200 m)
Other Mineral Concession
Transmission Line
Major Highway
Highway
Railway
Watercourse
Waterbody
NOTES Base data source: INEGI
STATUS ISSUED FOR REVIEW
Scale: 1:300,000
Kilometres
PROJECTION UTM Zone 13
DATUM WGS84
FILE NO. V15101030_006_Figure03.mxd
CLIENT
eba
A TETRA TECH COMPANY
LA JOYA
NI43-101 TECHNICAL REPORT
Regional Map
PROJECT NO. V15101030.006
DWN MEZ
CKD SL
APVD JB
REV 0
OFFICE EBA-VANC
DATE March 6, 2013
Figure 3

5.4  Infrastructure

Currently, infrastructure on the La Joya property is limited to access roads, historical open cut and underground workings and an abandoned low-voltage power transmission line which crosses the property between Cerro Sacrificio and Cerro Coloradito.

Several drifts to accommodate underground mining were excavated during the early 20th century along with several small hillside excavations (<100m3 each). There is very little information that has been recorded from these exploitation activities, however, the underground workings do not appear to be extensive. They are all accessible with very few signs of rock failure or collapse.

Local ranchers have installed small water catchments and pipe diversions to supply livestock and agriculture with water from local run-off. On the west side of the property, a well exists that supplies water for local agriculture irrigation. The well is reported to be artesian with temperatures in excess of 30°C. The characteristics of the well, water supply and water quality are not known to Tetra Tech at this time.

SilverCrest rents and maintains a house, core processing facility and separate core storage facility within the town of La Joya. The house accommodates SilverCrest personnel and sub-contractors and is used as the company’s exploration office for the area. Samples collected from surface sampling are securely stored within this building. Drill core is delivered to the core storage facility adjacent to the house where all logging and sampling of the core is completed. Samples collected from drill core are securely stored within the fenced and locked facility. Tetra Tech considers both facilities to be secure.

An active railway is located west of the community of La Joya, which connects the area to cities and ports in central and southern Mexico (Figure 6).

5.5  Physiography

The landscape surrounding the La Joya property is controlled predominantly by large scale north-south directed horst and graben geological features. The grabens have been filled with alluvium eroded from the horst blocks to form relatively flat-lying valleys. The community of La Joya is situated within a valley that is roughly 20 km wide and that is typically cultivated for agriculture or livestock.

Two prominent topographic features exist on the northern portion of the La Joya property, located on the uplifted horst block along with numerous rolling hills of exposed and incised bedrock features. Cerro Coloradito is the smaller of the two with and approximate vertical rise of 400 metres and is located to the west of and Cerro Sacrificio. Cerro Sacrificio has approximately 600 metres of vertical rise and is the host to the La Joya deposit Photo 1.

Photo 1: Physiography of La Joya region (looking west, photo taken Nov 2010)

Bedrock is exposed on Cerro Sacrificio with few locations exhibiting minor organics as an overburden layer. Formation of caliche is a common calcium leachate overlying calcareous sediments, and encasing alluvium fill along the lower slopes of Cerro Sacrificio outwards within the valleys. Alluvium overburden ranges in depth from 3 to 25 metres as documented in historic drilling to the north of the cerro. No significant overburden was documented in recent SilverCrest drilling.

Water drainage from the elevated horst features flows towards the valley, where locally, the water gradient is to the north in the Arroyo Suchil and ultimately south-west through the Sierra Madre Occidental towards the Pacific coast.

6.0  HISTORY

6.1  Discovery

Early records exist of exploration and mining by Spanish explorers in the nearby Real de San Martin district starting from 1548. Continued development is seen in the region at other mines from this era, such as Fresnillo and La Colorada. By inference, it can be expected that similar historical exploration efforts were directed towards the area surrounding Cerro Sacrificio on the La Joya property as part of regional initiatives. No detailed records of the discovery or early Spanish exploitation of the property were available to Tetra Tech.

6.2  Pre-1977

Evidence of historic pit and small underground mining operations within Cerro Sacrificio is seen by numerous small adits and excavations along the hillside. Today, the adits remain open and are accessible for sampling and identifying structures related to mineralization on the property. At least two periods of small scale artesian mining are thought to have occurred on the La Joya property dating back to the early 20th century prior to recent exploration initiatives. The first period occurred for roughly 50 years prior to the 1960’s (Burkhardt, 2006). Historic records on the specific nature of the land ownership, the parties responsible for the exploitation or production figures have not been recovered to date.

The second period occurred through the 1960’S to the mid-1970s, and based on property ownership at the time it is expected that the operations would have been carried out by the Olvera family. An estimated 40,000 tonnes of ore were mined over a fifteen year period (from Patterson ref. Albinson and Sanchez, 1977), much of which was extracted from the Embotelladora mine, the Rosas de Diciembre mine and Mina Patricia. Patterson (2001) describes in brief the exploitation at the Embotelladora mine during this time and references Albinson and Sanchez (1977), who described the ore as skarn-related sulphide mineralization with grades of 50 gpt Ag, 0.5% Cu, 0.05% Pb, and 0.05% Zn. The context of these grades is not clear to Tetra Tech and they are considered only in historical context.

6.3  1977 to 2006, Luismin

The first records of recent activity on the property arises in 1977 when Minas Sanluis S.A de C.V, an operating subsidiary of Mexican industrial group Sanluis Corp.’s mining division Luismin (Luismin, now Goldcorp) began their exploration activities on the property. The exact details of the land ownership and exploration agreements for this period are not known, however, the property has been held by the Olvera family since the 1950’s and agreements during this period are assumed.

Luismin explored the property with varied geological programs which continued until 1997 (Patterson, 2001). Programs included: mapping; geochemical analysis; geophysical surveying (IP in 1979 and 1989, ground magnetics 1981, resistivity, EM3 and borehole-EM 1999); and RC drilling and diamond drilling programs for a combined total of 52 drill holes (totalling 13,863.87 metres). These programs targeted skarn mineralization on both Cerro Sacrificio and Cerro Coloradito by Luismin and their joint venture partner, described in more below. The programs also included a brief campaign to explore the epithermal mineralization mapped on surface along the major range front fault bordering Cerro Coloradito. Significant drilling intercepts from the Luismin drilling include: drill holes LB96-04 located north of Mina Embotelladora which intercepted 24.3 metres of manto sulphides at a down hole depth of 401.65 metres averaging 0.3 gpt Au, 121 gpt Ag and 1.72% Cu (Terry et al., 1999); drill hole S-5a drilled near the Embotelladora mine which intercepted 15.24 metres of mineralization at 42.67 metres grading 3.85 gpt Au, 34 gpt Ag and 0.335 % Cu; and drill hole SAC98-03 which assayed 174 gpt Ag and 1.33% Cu over 16.61 metres from 97.39 metres depth.

6.3.1  1997 to 2001, Luismin-Boliden Joint Venture

In November 1997 Boliden Limited (Boliden) of Vancouver, Canada, entered into an agreement with Luismin on a joint venture exploration program. Details of the joint venture are not known to Tetra Tech.

Initial investigations led to a diamond drilling program targeting skarn mineralization on Cerro Sacrificio from November through December, 1998 (Terry et al., 1999). A total of 1,656 metres in six holes were drilled (SAC98-01 to SAC98-06). The program targeted the conceptual hinge zone of the large anticline found on the northern flank of Cerro el Sacrificio. This zone has been modeled to be skarn-hosted sulphide mineralization.

During the period of April to June 1999, Boliden completed grid mapping the area at a scale of 1:2,000 along 100 metres spaced grid lines for approximately 70 line km of coverage on the property (Terry et al., 1999).

A second drilling program west of Cerro Coloradito along the western portion of the Sacrificio claim block bounding the eastern margin of the fault bounded basin was designed to test epithermal veins for Au and Ag mineralization (Terry et al., 1999). This system was labeled the Coloradito Epithermal Zone and characterized as a system of quartz–calcite veins with epithermal textures. The subsequent drilling program consisted of four diamond drill holes totaling 980.9 metres (COL99-10 to COL99-04) from January through February, 1999.

Five drill holes were completed in 2000, totalling 1,458.51 metres (SAC00-01 to SAC00-05). The holes were drilled into skarn mineralization located on the crest of Cerro Coloradito which exhibits similar characteristics to the skarn present on Cerro Sacrificio. The five holes shared the same collar location and were completed as fan drilling using a variety of orientations.

Terry et al. (1999) concluded that the property had a good potential for hosting polymetallic structurally-controlled skarn and manto mineralization, however, it appears the property was dropped following Luismin’s acquisition by Wheaton River Minerals (2002) and subsequent acquisition of Wheaton River by Goldcorp (2005).

A complete listing of the historic drilling in the property is shown in Table 9.

6.4  2001 to 2010

In 2005, Solid Resources Ltd, Canada entered into an agreement with Olvera to carry out drilling to further evaluate the potential of the property. A total of 4 holes were drilled (totaling 1,856.34 metres) between December, 2005, and May, 2006. The holes targeted the main plutonic body underlying Cerro Sacrificio and tested for porphyry style Cu-Mo mineralization (Table 9).

A total of 599 one metre drill core samples were collected and sent to ACME Analytical Lab of Vancouver, Canada. The assessment report received by Tetra Tech on this work was incomplete and did not provide verifiable assay results. Therefore, none of the information as to mineralization was used in Tetra Tech’s interpretations for resource estimation.

Historical information documenting the property ownership and transfer of ownership between Luismin, Solid Resources and Olvera was not available to Tetra Tech. It is thought the property reverted to complete ownership by Olvera and no exploration was conducted on the property from 2006 to 2010. SilverCrest entered into agreement with Olvera in 2010.

Table 9: Summary of Historical Drilling on the La Joya Property
Year	Company	Total Drilled	TDL (m)	Hole ID	Drilled Holes	RC (m)	DDH (m)	Location
1981	Luismin	37	9,767.34	BS-Series	15	n/a	2,677.97	Sacrificio
1993				S-Series	141	2,180	1,166
1996				LB-Series	2	n/a	957.50
1997				A-Series2	6	2,785.87	n/a
1998	Luismin-Boliden	15	4,095.41	SAC98-01 to 06	6	n/a	1656	Sacrificio
1999				COL99-01 to 04	4	n/a	980.9	Coloradito
2000				SAC00-01 to 05	5	n/a	1,458.51	Coloradito
2006	Solid Resources	4	1,856.34	SAC06-01 to 04	4	n/a	1,856.34	Sacrificio
	TOTAL	56	15,720.21			4,965.87	10,753.22
1. Includes duplicate holes on S4 and S5
2. Only 6 holes drilled on the property of a planned 14-hole program2. Only 6 holes drilled on the property of a planned 14-hole program
TDL: Total Drilled Length in metres
RC: Reverse Drilling length in metres
DDH: Diamond Drill length in metres

6.5  Historical Resource Estimations

In 2001, Luismin and Boliden Joint Venture (JV) completed a resource estimate based on its JV drill hole program which included nine core holes. Criteria for resource estimation is poorly documented but considered polygonal interpolation of high grade drill hole intercepts (cut-off grade unknown) with a search radius of 25 metres from each hole. shows a section with an example of the Boliden estimation technique (in red blocks).

Selective lead and zinc drill hole intercepts were included in the historic resource estimation. Total Luismin/Boliden resources for these metals were 57,075 tonnes at 1.58% Pb and 2.52% Zn with Au, Ag, and Cu grade reported in Table 10 as Block 7.

These estimates are historical in nature and were prepared as an internal company file and in no way do they conform to guidelines and standards of NI 43-101. The estimates have not been validated by the author and should not be relied upon as being relevant or accurate.

Figure 7: Historical resource of Luismin and Boliden, not filed under NI 43-101

Table 10: Historical Luismin Estimates (non-NI 43-101 Compliant)
Block	Tonnes	Au (gpt)	Ag (gpt)	Cu (%)
1	19,305	0.20	705.0	3.01
2	34,155	0.10	134.0	0.93
3	41,040	0.10	223.0	1.06
4	81,000	0.30	141.0	0.44
5	60,750	0.30	350.0	1.56
6	164,160	0.30	121.0	1.72
7	57,075	0.14	273.0	2.44
8	51,638	3.85	34.0	0.49
9	18,225	0.16	214.0	0.08
10	18,225	0.59	141.0	0.09
Total	545,573	0.59	190.1	1.31

7.0  GEOLOGICAL SETTING AND MINERALIZATION

7.1  Regional Geology

The La Joya property is underlain by Cretaceous to Tertiary sedimentary and igneous rocks of the Mexican Mesa Central at the transition from the Sierra Madre Occidental and the Mesa Central. This transition between tectonostratigraphic provinces is marked by transition from extensive volcanic complexes of the Sierra Madre Occidental to the thick carbonate sequences of the Mesa Central. The San Luis-Tepehuanes fault system (STFZ) trends southeast-northwest and broadly defines the western boundary of the Mesa Central (Nieto-Samaniego et al., 2007). The STFZ is commonly referred to as the Mexican Silver Belt as it is coincident with a trend containing numerous epithermal silver vein and skarn deposits, including Sombrerete, Fresnillo and Zacatecas mining districts.

The Sierra Madre Occidental spans western Mexico and was formed between the Cenozoic and Cretaceous Periods from compression and uplift resulting from the subduction of the Farrallon plate beneath the North American plate. The Sierra Madre Occidental is predominantly comprised of lava flows, tuffs and agglomerates with overall andesitic composition grading to rhyolitic composition towards the east (Aranda-Gomez, 1978).  The Mesa Central is a broad upland comprising thick marine sediments in the central portion of the Mexico, a gradational transition area between the eastern ranges of the Sierra Madre Occidental and the western ranges of the Sierra Madre Oriental. The Mesa is considered to lie within the western portion of the Sierra Madre Oriental.

Forces caused by the Laramide Orogeny during the late-Cretaceous to mid-Tertiary resulted in folding of the sedimentary rocks along northwest-southeast directed axes. Normal faulting, related to extensional basin and range style deformation trends oriented north-south throughout the Mesa Central. This mid-late Tertiary extension was accompanied by emplacement of intrusive stocks of various ages. Uplifted horst structures have exposed thick successions of carbonate rocks that were deposited within a Cretaceous eugeosyncline formed in an early subduction-related deformational back-arc basin along the western margin of the North American continental plate. Late Cretaceous and early to mid-Tertiary orogenic intrusions affected both regional metamorphism as well as local metasomatic alteration within the Cretaceous sedimentary rocks.

 shows regional geology of the La Joya area and highlights the typical northwest-southeast trending valleys from post Laramide extension as seen in the valley expanse separating the La Joya property from the La Parilla mine to the west. In addition, uplift and exposed Cretaceous sedimentary rocks due to underlying igneous intrusions are prominently seen near the La Parilla, San Martin/Sabinas and La Joya deposits.

7.2  Local Geology

The La Joya property is located on a horst block which has exposed mid-Cretaceous limestone, shales and mudstones of the Cuesta del Cura Limetone and the Indidura Formation (Figure 9). Intrusion of the Sacrificio stock has locally uplifted and domed the limestone package that hosts the La Joya deposit. Five major stages of deformation have contributed to the mineralizing events at the deposit (Patterson, 2001). Local metasomatism has resulted in widespread skarnification of portions of the Cuesta del Cura Limestone unit on the La Joya property.

Figure 8: Regional geology map

Villa Unión
Ts(lgea)
Q(lgeb)
Q(s)
Q(cg)
Ki(cz)
La Joya Deposit
Charco Blanco
Q(lm-ar)
Nobre De Dios
La Joya
Hwy 241
DURANGO
ZACATECAS
Mina La Parrilla
Vincente Guerrero
Ts(cg)
Hwy 45
Ks(cz-lu)
Mina San Martin
Mina Sabinas
Súchil
Sombrerete
Ks(lu-ar)
N
S
E
W
560000
570000
580000
590000
600000
610000
620000
630000
640000
2650000
2640000
2630000
2620000
2610000
LEGEND
Populated Place
State Border
SVL Concession Border
Other Mineral Concession
Transmission Line
Major Highway
Highway
Railway
Watercourse
Waterbody
Geology
Q(cg): conglomerate/alluvian
Q(lgeb): extrusive igneous basic
Q(s)
Q(lm-ar): limestone-sandstone
Ts(lgea): extrusive ingeous acidic
Ts(cg): conglomerate
Ks(lu-ar): shale-sandstone (Indura)
Ks(cz-lu): limestone-shale
Ki(cz): limestone (Cuesta del Cura)
K(lgia): intrusive igneous acidic
NOTES Base data source: INEGI
STATUS ISSUED FOR REVIEW
Scale: 1:300,000
5 2.5 0 5
Kilometres
PROJECTION UTM Zone 13
DATUM WGS84
FILE NO. V15101030_006_Figure05_Geo.mxd
CLIENT
A TETRA TECH COMPANY
LA JOYA
NI43-101 TECHNICAL REPORT
Regional Geology
PROJECT NO. V15101030.006
DWN MEZ
CKD SL
APVD JB
REV 0
OFFICE EBA-VANC
DATE March 8, 2013
Figure 5

Figure 9: Local property geology

CERRO COLORADITO
CERRO SACRIFICIO
Windmill Shaft
QFP
Q
Qp
El Hueco Grande Workings
Indidura Formation
Cuesta del Cura Limestone
La Esperanza Mine
Mina Embotelladora
EMBOTELLADORA
Verde Pit
Shady Tree Working
North Killer Bee Pit
Killer Bee Pit
Amplitude Working
TECOLOTE
Gossan Shaft
YEYIS
PAD 8 Pit
Am
HEDIONDA
Mina Patricia
ROSAS DE DICIEMBRE
Rosas De Diciembre
QFP
LEGEND
SVL Concession Border
Historic Excavation / Mine Workings
Structural Corridor (Luismin, 2001)
Structural Corridor (EBA, 2011)
Contour (10 m)
Rough Road
Indidura Contact
Geology (Luismin, 2001)
Q - Quartz
QFP - Quartz Porphyry and Feldspar
Qp - Quartz Porphyry
FP - Feldspar Porphyry
>5% Green Garnet Skarn
>15% Skarn with Bornite and Chalcopyrite
Amphobolite
Scale: 1:16,500
Metres
PROJECTION
UTM Zone 13
DATUM
WGS 84
FILE NO.
V15101030_006_Figure06_PropGeo.mxd
CLIENT
STATUS
ISSUED FOR REVIEW
A TETRA TECH COMPANY
LA JOYA
NI43-101 TECHNICAL REPORT
Property Geology
PROJECT NO.
V15101030.006
DWN
MEZ
CKD
SL
APVD
JB
REV
0
OFFICE
EBA-VANC
DATE
March 8, 2013

Figure 6

7.2.1  Sedimentary Units

Sedimentary rocks of the Cuesta del Cura Limestone (Albian to early Cenomian) unit are host to the La Joya deposits. The Cuesta del Cura rocks are overlain by sedimentary rocks of the Indidura Formation (mid-Cenomian to Turonian). The gradual transition between the packages is marked by an increase in presence and bedding thicknesses of siliciclastic rocks, and a change from a calcareous to iron enriched composition.

The unaltered limestone found on the property is generally fine-grained, light grey, and displays occasional primary bedding. Moderate to intense alteration of the limestone has occurred from contact metamorphism and hydrothermal metasomatic effects proximal to the intrusive. Alteration observed in the limestone includes weak recrystallization, marble formation and complete skarnification to calc-silicate phase mineralogy.

The younger Indidura Formation is estimated to have been deposited in gradual transition from the underlying the Cuesta del Cura Limestone (mid-Cenomian to Turonian). The Indidura has typically been eroded from the crest of Cerro Sacrificio, but has been mapped by Luismin on the surface at Cerro Coloradito and occurs in historic drilling and outcrop to the north of the property and on the lower flanks surrounding Cerro Sacrificio. The Cuesta del Cura Limestone extends from the exposed contact with the younger Indidura Formation in the west with inferred extension over Cerro Sacrificio to Santo Nino in the east.

The sedimentary package ranges in thicknesses up to a maximum of 250 metres directly overlying the Sacrificio intrusion.

7.2.2  Igneous Units

Three intrusive units have been mapped on the property to date (Patterson, 2001), the most recent of which are considered to be multiphase intrusions and the source of mineralizing hydrothermal fluids.

The oldest intrusive dated on the property exists as a north-northwest trending dyke on Cerro Sacrificio (colloquially named ‘dique vijeo’) and numerous smaller dykes outcropping southeast of Cerro Coloradito. The dikes are typically feldspar phyric monzonites dated by Patterson (2001) at 109.1 ±0.4 Ma (U-Pb dating). The dikes are cross-cut by younger intrusive phases and contain only minor chlorite and epidote alteration. Rare earth element (REE) patterns (Patterson, 2001) suggest the magmas were derived from deep crustal or mantle sources. The emplacement of these dikes pre-dates the major deformation events of the Laramide orogeny and generally strike along similar trends to the regional fabric and main fold axis of Cerro Sacrificio, suggesting intrusion along earlier deep seated structures. These dikes are not currently thought to be related to the mineralizing fluids on the La Joya property.

Uplift of Cerro Sacrificio is attributed to the emplacement of the Sacrificio stock, a quartz and feldspar (orthoclase) phyric granite dated at 39.8 ±0.1 Ma (Patterson, 2001, U-Pb dating). Sharp contacts of multiple phases are visible in drill core. A margin of grey to olive green coloured, quartz phyric and silica rich felsic porphyry is seen in drill core as 15 to 50 metres in thickness at the contact of the sediments and the granitic stock. This may represent an endoskarn rind or the remnants of pooling fluids along the contact. The margin within the intrusive has minor mineralization. The intrusion is cross-cut by small quartz veinlets containing trace amounts of chalcopyrite, arsenopyrite, pyrite with occasional fluorite phenocrysts and possible secondary biotite in vein envelopes. REE patterns are suggestive of shallow crustal melts that have undergone significant fractionation of plagioclase (Patterson, 2001). The intrusion is estimated to have been emplaced at approximately 1.5 to 3 km depth using fluid inclusion data completed by Patterson (2001). A large weathered exposure of the intrusive exists near the southern end of Cerro Sacrificio. This intrusion has almost certainly convectively driven fluids into the Cretaceous sediments, resulting in regional silicification and local skarnification on the property and providing increased resistance to physical weathering of the area. The subsurface intrusive contact appears to dip abruptly beyond the surficial expression of the hillside slope.

Cerro Coloradito is underlain by a second late Eocene intrusive dated at 40.3 ±0.2 Ma (Patterson, 2001, U-Pb dating), which is exposed on western flank of the hillside. The rocks, similar to the Sacrificio stock, are multiphase fine-grained granite with quartz-orthoclase-plagioclase phenocrysts. A layer of fine- to medium-grained biotite-rich granite surrounds the core intrusion. Based on field observation, the skarnoid alteration halo surrounding this stock is less extensive than at Cerro Sacrificio.

7.2.3  Structural Events

Five separate deformation events (Table 11) have been mapped on the property (Patterson, 2001). Three episodes of pre-intrusion regional deformation (D1 to D3) are associated with the late Cretaceous to Middle Eocene (~70-45Ma) Mexican fold and thrust belt. The deformation events are contemporaneous with the Laramide Orogeny and are responsible for the northwest-southeast orientation of the regional fabric. Two periods of deformation (D4 and D5) are related to the emplacement of the Sacrificio intrusion (39.8 ±0.1 Ma) and the formation of mineralized skarn (Patterson, 2001).

Meinert’s investigations (2011) also indicate that D1 and D2 events occurred prior to metasomatism. Where calc-silicate alteration has occurred in deformed rocks, skarnoid is generally continuous and unbroken suggesting fluid creep along contacts followed the folding events. Numerous boudins of recrystallized limestone can also be seen encased in calc-silicate material, suggesting a late ingress of metasomatic fluids.

Deformation event D3 is considered to be related to formation of a major upright anticlinorium within the sedimentary rocks. Early fluid migration upwards through conduits within the northwest-southeast trending axial plane may have been responsible for early manto mineralization. The prominent northeast –southwest directed fabric is reflected in the elongated skarn fabric in Deformation event D4 involved the doming of the sedimentary units causing the double north and south plunge observed in D3 structures. D5 is likely continuous with D4 and is attributed to the formation of the late northeast-southwest trending corridors contributing to permeability and migration of late mineralizing fluids. Five corridors were mapped by Luismin (Muñoz, 2001), a sixth corridor, called the ‘New’ has been identified from Phase I with each corridor being further refined into multiple structural domains from Phase II modelling.

Table 11: Major Deformation Events (Patterson, 2001)
Event	Type	Axial trend	Comments
D1	Ductile, shortening	~330	Tight to isoclinal, asymmetric, amplitudes of 10 cm to 3 m
D2	Ductile, shortening	~060	Type 2 refolding of D1, similar amplitude to D1 folds
D3	Ductile/brittle, shortening	~330	Large amplitude, upright and open folds, Type 3 refolding of D1, mineralization along anticlinal fold axes
D4	Ductile/brittle, doming		Related to emplacement of Sacrificio intrusion
D5	Extensional / hydrofracturing	~060 - 085	Exsolution of magmatic fluids from intrusion

7.3  Mineralization

Three distinct styles of mineralization have been interpreted by Tetra Tech and SilverCrest (EBA, 2012) at La Joya; 1) Manto, 2) Structurally- controlled stockwork and veining, and 3) contact skarn (‘Contact Zone’).

Manto style mineralization of Silver-Copper-Gold (Ag-Cu-Au) is concentrated within stratiform manto-style skarn controlled along sub-horizontal bedding. From field and drill observations mineralization is more concentrated (volume and grade) at locations where these sub horizontal beds intercept the structurally controlled stockwork and veining described below.

Structurally controlled stockwork and veining mineralization of Silver-Copper-Gold, Lead-Zinc and Tungsten (Ag-Cu-Au, Pb-Zn, and W) is concentrated within related skarn. This is the latest stage of mineralization where the structural domain acted as a fluid conduit.

Contact Zone tungsten mineralization is found within late stage retrograde skarn development along the intrusive contact. This intrusive contact is thought to underlie most of the MMT, Santo Nino and Coloradito areas, effectively draping the Sacrificio intrusive.

7.3.1  La Joya and Santo Nino

Skarn mineralization on the La Joya property is a product of metasomatism and is found to be stratigraphically and structurally controlled. Prograde skarn mineral zonation as described by Meinert (1993), and Einaudi (1982) can be seen throughout the rocks across the property. Mineralogy proximal to fluid conduits typically includes andradite garnet > pyroxene ± vesuvianite (where garnet is coarse-grained, dark red to brown in colour) grading towards distal mineralogy as pyroxene + wollastonite + vesuvianite > garnet (where garnet is fine to medium grained, tan to green in colour). Late, retrograde skarn is seen on the property as relatively fine-grained green amphibole ± black chlorite. Silver-copper-gold, lead-zinc, molybdenum and tungsten mineralization found at the La Joya property can be categorized within three distinct, but spatially related, styles as described below.

Possibly the most widely distributed style of mineralization is related to stratiform replacement, where disseminated bornite>chalcopyrite in association with wollastonite ± garnet ± pyroxene has replaced the limestone. The term manto is herein used to describe this style, characterized by mineralization that has spread laterally along bedding or permeable zones, from a main conduit or feeder of chemically reactive hydrothermal fluids. Distal expression of manto mineralization is seen as being overprintedby skarnoid mineralization along bedding contacts and thin siliciclastic interbeds. Progressive coarsening of garnet and pyroxene proximal to the manto intersection with vertical structurally controlled mineralization is noted to be texturally destructive, however, is not observed to be laterally extensive. The highest silver grades occur in a bornite-wollastonite +/- vesuvianite association at the contact of massive skarn and distal skarnoid. Silver, copper and gold grades are interpreted to be associated with this style of mineralization. Skarnoid is ubiquitous on the property; the original rock composition may be reflected in its mineralogy.

Mapping by Luismin (2001) delineated up to 5 zones containing sub-vertical structurally related mineralization: Embotelladora, Tecolote, Yeyis, Hedionda and Rosas de Diciembre. Historic workings are generally located along, and within, the bounds of these zones. The zones range in width from 5 to 50 metres, are continuous along an east-northeast striking trend (~077° azimuth) and are steeply to vertically dipping. Coarse grained garnet and sulphides are evident in the corridors at the intersection of, and adjacent to, manto mineralization. Concentrations of chalcopyrite > bornite >> covellite is observed within these structurally controlled zones. Planar and stockwork quartz veining is common within these corridors (Meinert, 2011), possibly related to D4 deformation as described by Patterson (2001). Silver, copper, gold, lead, zinc, molybdenum and tungsten grades are interpreted to be associated with this style of mineralization. Sub-vertical, laminated quartz-calcite veins ranging from 1-10 cm are generally confined within these corridors and cross-cut all other styles of mineralization, possibly representing a late-stage pulse of hydrothermal fluids into the system. The veins contain sulphosalts including freibergite ± tetrahedrite ± arsenopyrite. Evidence of these laminated veins exposed in outcrop from drill road construction have been noted to continue to depth in the outer siliceous shell of the Sacrificio intrusive near drill hole LJDD11-15. These corridors are related to the D5 deformation event as described by Patterson (2001), and are herein referred to as corridors of structurally controlled stockwork and veining (SCSV) corridors.

Finer grained green skarn containing amphibole and black chlorite ± garnet ± pyroxene occurs near the base of the sediments in proximity to the intrusive contact along fractures and veining. This hydrous mineralization is thought to be retrograde skarn phase and has been termed the ‘Contact Skarn or Zone’. Black alteration haloes enveloping the late stage D5 veins, as noted above, may be related to the amphibole and chlorite retrograde mineralization. The Tecolote zone hosts this style of mineralization at distances away from the contact, as seen in drill hole LJDD11-19.

Tungsten mineralization, present as scheelite, appears to be related to the Contact Zone, the exact nature is not yet understood. Work completed to date by SilverCrest Union Carbide (1980) and Luismin suggest pervasive tungsten mineralization over a minimum area of 1.5 km by 1 km adjacent to sediment-intrusive contacts. Phase II drilling and subsequent modelling has extended this area of tungsten mineralization to 1.6 km by 1.9 km extending north and east to Santo Nino.

Limited drilling into the intrusive targeting possible Cu-Mo mineralization associated with a porphyry style deposit was conducted by Solid Resources, in 2006, and SilverCrest in 2010. Results from these drill programs have confirmed the presence of a large porphyritic quartz-monzonite with varying alteration, often propylitic as indicated by the presence of epidote and late quartz veinlets containing arsenopyrite, pyrite, chalcopyrite with local molybdenite and locally weakly developed biotite alteration haloes.

The La Joya deposit shows sulphide mineralization with minimal oxidation. Minor copper oxides are noted in surface outcrops and historic workings.

7.3.2  Coloradito

Mineralization at Coloradito is predominantly related to the multiphase fine-grained granite intruded into country rock.  A layer of fine to medium-grained biotite-rich granite with quartz breccia surrounds the core intrusion with the surrounding contact skarn hosting mineralization (Unit Q in Figure 9).  To the east of Cerro Coloradito a porphyry dyke (Qp) cut country rock but is not mineralized. These intrusive are hosted in the country rock of the Indidura Formation that has less carbonate bearing rocks and more shale and chert interbeds.

Hornfelsing and skarnoid of host rocks is seen as an alteration halo to the intrusive that occur in a cuspate shaped zone on the southern-western flank of the intrusive. The development of localized fine grained skarn mineralization (amphibole, etc) with strong hematite alteration from oxidation of magnetite or pyrrhotite is observed in drill core from this halo, typically coarse grained skarn mineralization is absent.

Weak Ag-Cu-Au mineralization is interpreted to occur in stratified carbonate-skarn beds that have a moderate to steeply dipping northerly orientation. W-Mo is the primary style of mineralization within grey translucent veinlets cross cutting skarn mineralization, these are mainly restricted to the halo and a small outlier on the east of the N-S orientated intrusive dyke.

8.0  DEPOSIT TYPE

The La Joya deposit closely resembles several of the carbonate hosted copper skarn deposit as described by Meinert (1993) with associated silver and gold mineralization. Most notably, the Cu-Au skarns at Fortitude-Copper Canyon, Nevada (Myers and Meinert, 1991), and the nearby San Martin and Sabinas skarn systems (Rubin and Kyle, 1988) have similar characteristics. Calcsilicate mineralization found on the property is dominated by andradite garnet and pyroxene where sulphide mineralization exists. Metasomatic fluids are thought to have been derived from the Sacrificio intrusion, a local magmatic water source dated at 39.8 ±0.1 Ma (Patterson, 2001), and are thought to be related to the bornite and chalcopyrite skarn mineralizing events.  Skarnification has been cross-cut by multi-staged SCSV which appears to enhance mineralization.  Late quartz-calcite laminated veins cross-cut pre-existing skarn mineralization and, although related to magmatic fluids, are not considered to be related to the skarn mineralizing events (Figure 10).

The Sabinas underground mine, currently operated by Mexican miner Peñoles, is located 25 km south-east of La Joya. The mine is adjacent to the historic producing San Martin mine, currently owned by Grupo Mexico, and provides a local analogy of a producing skarn deposit. Both deposits overlay the multiphase Cerro del Gloria quartz monzonite intrusive stock which is thought to have been emplaced at approximately ±46 Ma (mid-Eocene, personal comm. with company geologist). The deposits are hosted within the Cuesta del Cura Limestone unit, at depth along the inclined contact of the stock. Sedimentary contacts with the intrusive are discordant, however, they strike parallel to the contact and the beds dip outwards from intrusive suggesting that the intrusive was forcefully injected into the limestone (Aranda-Gomez, 1978). A margin of quartz-phyric rhyolite surrounds the Cerro de Gloria stock at both mines.

SCSV at San Martin and Sabinas mines are approximately 1 to 3 metres in thickness and contain high grade polymetallic mineralization which has historically and is currently being mined. Extraction of Ag, Cu, Zn and Pb concentrate from the Sabinas is from a 13-15 metres thick skarn zone along the contact of the intrusive as sphalerite, chalcopyrite and bornite and in sub-vertical quartz-calcite veins which cross-cut the skarn.

The economic success of the San Martin and Sabinas deposits do not infer that the La Joya deposit supports economic viability at this time and are used here as a geological analogy only.

Figure 10: La Joya deposit model schematic

9.0  EXPLORATION

Exploration efforts completed by SilverCrest since acquiring the property in 2010 have been directed at improving the property scale understanding of skarn and SCSV distribution and control of mineralization on Cerro Sacrificio. The results of surface mapping and sampling confirmed the surface expression of zoned manto and structurally related skarn mineralization as targets for the Phase I and recent Phase II drilling campaigns. A compilation of historic drilling data and review of preserved historic drill core was used in support of this drilling. Regional airborne geophysics acquired from an historic survey has been reprocessed and will be used by SilverCrest for local and regional exploration target generation.

Exploration potential on the La Joya property is currently defined within a broad area of calc-silicate alteration over an area of 2.5 km by 2.5 km. The Phase I and Phase II exploration has extended the Main Mineralized Trend (MMT) area (Ag-Cu-Au-W-Zn-Pb-Mo), incorporating the southerly Rosas de Diciembre and northerly Esperenza (Ag-Cu-Au-W-Zn-Pb & Mo) and abutting up to the easterly located Santo Nino

(Cu-Ag-Au-W-Mo) showing that itself was drilled over the 2011-2013 period. Phase II work has included developing the historically drilled Coloradito (W-Mo Ag-Cu-Au) showing. Additional exploration potential also exists outside of the MMT.

9.1  Surface Sampling and Mapping

Confirmatory chip sampling of visible mineralization in historic pits, workings and outcrop was continued by SilverCrest on Cerro Sacrificio during 2012, with an additional 320 chip samples from the MMT and 44 samples from Coloraditio. These chip channel samples are in addition to the 119 chip samples that were collected primarily within the 2010 Phase I drill area. In 2011, a total of 58 chip samples were collected to the south of the Phase I drilling area near the Hedionda and Rosas di Diciembre corridors, primarily as confirmatory chip sampling.

All sampling was conducted by SilverCrest personnel using rock hammer and chisel in two to three spaced lines perpendicular to bedding contacts and structures from 0.50 to 8 metres in overall sample length. Samples generally targeted rocks where mineralization was visible. Chip sample locations were marked on outcrop with red spray paint and labelled with their respective sample numbers.

9.2  Exploration History Compilation and Database Development

Tetra Tech has compiled and maintained a drill hole database for SilverCrest based on all available documentation, including: SilverCrest drill results from Phase I and II; historic company assessment reports; internal company reports; and field observations.

The database was imported for geological modeling into Gemcom GEMS® software. Only those drill holes that could be located in the field and that had representative analytical results that could be selectively verified from historic drill core were considered to be reliable and used in the current resource estimates for the property.

The complete database includes 175 diamond and RC drill holes comprising 52,674.02 metres of lithological data and a cumulative 15,745 samples (42018.48 metres) of laboratory analytical data. An additional 542 surface samples from the SilverCrest campaign are excluded, but total 1845.2 metres of analytical information. Surface samples have not been included in the updated Mineral Resource.

Regional airborne magnetic and gravity geophysics were flown over the La Joya property as one of five areas in 2005 by a Canadian-based company. SilverCrest obtained the dataset through an agreement in 2010.

In February, 2011, Eagle Mapping of Vancouver, Canada, conducted an aerial photographic survey covering approximately 3 square kilometres km of the property registered to UTM WGS 84. A digital terrain model (DTM) with 2 metre resolution and digital vector base map of the survey area was provided by Eagle Mapping.

Further reference to historical compilation and database development can be found in Resource Estimation for the La Joya Property Durango, Mexico. NI 43-101 Technical Report Prepared for SilverCrest Mines Inc. (Effective date: January 5th 2012).

9.2.1  Rock Coding in Database

Rock codes used for interpretation of the geological database were extracted from SilverCrest drill logs for the Phase I program and historical logs or reports for previous drilling. For interpretation purposes and geological modeling, standardized geological rock coding was applied to the datasets by Tetra Tech during the database and historical compilation. Table 12 lists the rockcodes used by SilverCrest geologists during geological logging in the Phase I drilling programs.

Table 12: Rockcoding Used in Phase I and II SilverCrest Drill Logs and in GEMS Drill Hole Database
Rockcode	Description
MAR	Marble
HORN	Hornfels
LM	Limestone
SK	Skarn
LH	Limestone-hornfels
LMAR	Limestone-marble
LS	Limestone with skarn bands
MS	Marble with skarn bands
SH	Skarn with hornfels
INT	Intrusive

10.0  DRILLING

10.1  Phase 1 Drilling, Oct 2010 to July 2011

SilverCrest’s Phase I drilling program commenced in October of 2010 and was completed in July of 2011. The program collected exploration data for use in geologic interpretation at a spacing suitable for deposit delineation and resource estimation.  The Phase I program focused on the Main Mineralized Trend (MMT)

Figure 11 situated on the north western portion of Cerro Sacrificio. The program included 26 completed diamond drill holes and one lost drill hole, totalling 5,753.7 metres of HQ diameter core.  Further details of this program are reported in “Resource Estimate for the La Joya Property Durango, Mexico. NI 43-101 Technical Report Prepared for SilverCrest Mines Inc.” (January 5th 2012).

10.2  Phase II Drilling, Nov 2011 to Dec 2012

The Phase II drilling (78 DDH totalling 25,812.65 metres) began in November 2011 and was completed in December 2012. This program consisted of infill drilling of the Phase I resource area and drilling to extended mineralization in all directions of the MMT (Figure 11). The infill drilling program resulted in average density of drill hole collars equal to 1 per 12,000 m2 over the estimated 1.8 kilometre by 0.9 kilometre extent of the MMT, where many of the holes were focused in the central portion of the corridor with approximate average collar spacing of 85 metres. The peripherally located, historically drilled and geological similar areas of Rosas de Diciembre (Figure 11) and Santo Nino (Figure 12) were also drilled during the Phase II program with the additional of the geologically distinct Cerro Coloradito (Figure 13). Table 13 includes a summary of the SilverCrest drilling conducted on the property to date.

Coring was completed by three Mexican drilling contractors; Sonora Perforaciones S.A de C.V. based out of Hermosillo, State of Sonora; G4 Drilling/Forage based in Hermosillo, State of Sonora and Baja Drilling San Luis Potosí S.L.P. All casings have been removed from the completed historic and SilverCrest drill holes and most locations have been marked with cement monuments labelled with hole number, depth and orientation. A list of significant intervals for the Phase II drilling campaign is provided in Table 13, below.

Competent rock was intersected by drilling with core recoveries and RQD values dominantly in the range of 80-100%. Local soft rock related to alteration near structures returned lower values. Some historic drill hole data reports voids encountered in core where drilling was near to old workings, however, these areas were not tested by SilverCrest drilling.

Drilling has tested all three known styles of mineralization found on the property. Drilling was oriented as both vertical and inclined holes according to ground conditions and the specific target. Due to the difficult and steep topography of the property, all drill collars have been constrained to the limits of the newly constructed exploration roads around both Cerro Sacrificio and Cerro Coloradito.

A handheld GPS, with an accuracy of ±5 metres, was initially used to record the location of drill holes. Professional surveying was contracted by SilverCrest following the completion of the Phase II program to measure the location of each drill hole. Most drill holes were able to be located. All collar elevations were then vertically corrected to fit the Eagle Mapping DTM using GEMS software by Tetra Tech, which generally resulted in between 8 to 14 metre shift from GPS to DTM elevation. Down hole deviation surveying using a Reflex digital down hole tool was completed on drill hole LJ DD11-19 only, with only minor deviations observed.

Figure 11: Phase I and II drill hole location map of the MMT

LEGEND
Drill Hole
A Series (1993)
LB96 Series (1996)
LJ Series Phase I (2010-2011)
LJ Series Phase II (2011-2012)
S Series (1993)
SAC00 Series (2000)
SAC98 Series (1998)
Drill Trace
Contour (10 m)
Intrusive Outcrop
Mineralized Structural Corridor
LA JOYA
NI43-101 TECHNICAL REPORT
Main Mineralised Trend Drill Holes
SILVERCREST
eba
Figure 11

Figure 12: Phase II drill hole map of Santo Nino

S-8RS
LJ DD12-78
LJ DD12-77
LB96-05RS
LJ DD12-76
S-6RS
LJ DD12-82
LJ DD12-83
LJ DD12-97
LJ DD12-99
LJ-DD12-74
LJ DD12-80
N
S
E
W
610600
610700
610800
610900
611000
611100
611200
611300
2640700
2640600
2640500
2640400
2640300
2640200
2640100
2640000
2639900
LEGEND
Drill Hole
LB96 Series (1996)
LJ Series Phase II (2011-2012)
SAC00 Series (2000)
Drill Trace
Contour (10 m)
Mineralized Structural Corridor
NOTES
STATUS
ISSUED FOR USE
LA JOYA
NI43-101 TECHNICAL REPORT
Santo Nino Drill Holes
PROJECTION
UTM Zone 13
DATUM
WGS84
CLIENT
SILVERCREST
Scale: 1:4,521
50 25 0 50
Metres
FILE NO.
V151003004_Figure12_SantoNino.mxd
PROJECT NO.
V15103004
DWN
MEZ
CKD
SL
APVD
DH
REV
0
OFFICE
EBA-VANC
DATE
December 18, 2013
eba
A TETRA TECH COMPANY
Figure 12

Figure 13: Phase II drill hole map of Coloradito

Q:\Vancouver\GIS\ENGINEERING\V151\V15103004-01_LaJoya\Maps\V151003004_Figure13_Coloradito.mxd modified 12/18/2013 by morgan.zondervan
608000
608100
608200
608300
608400
608500
608600
608700
608800
608900
609000
609100
609200
2641000
2640900
2640800
2640700
2640600
2640500
2640400
N
S
E
W
LJ DD12-93
LJ DD12-96
COL99-01
LJ DD12-59
LJ DD12-54
LJ DD12-55
LJ DD12-57
LJ DD12-91
SAC00-02RS
SAC00-03RS
SAC00-04RS
SAC00-05RS
S-4aRS
LJ DD12-94
LJ DD12-52
LJ DD12-51
LJ DD12-49
LEGEND
Drill Hole
COL Series (1999)
LJ Series (2010-2012)
SAC00 Series (2000)
Drill Trace
Contour (10 m)
>5% Green Garnet Skarn
NOTES
STATUS
ISSUED FOR USE
Scale: 1:5,000
100 50 0 100
Metres
PROJECTION
UTM Zone 13
DATUM
WGS84
FILE NO.
V151003004_Figure13_Coloradito.mxd
CLIENT
SILVERCREST
eba
A TETRA TECH COMPANY
LA JOYA
NI43-101 TECHNICAL REPORT
Coloradito Drill Holes
PROJECT NO.
V15103004
DWN
MEZ
CKD
SL
APVD
DH
REV
0
OFFICE
EBA-VANC
DATE
December 18, 2013
Figure 13

Drill holes that intersected the Sacrificio intrusive were generally continued for an additional 20-30 metres depth below the contact. Holes LJ DD11-15 and LJ DD11-19 were extended further to depth into the intrusive to test for possible Cu-Mo porphyry style mineralization. These holes were drilled to depths of 492.6 metres and 491.10 metres, respectively. Anomalous grades of Cu and Mo were rare, however, local veining in hole LJ-DD11-19 returned a grade highlight of 0.707% Mo over 1.52 metres within the intrusive from 277.25 to 278.77 metres (down hole depth). Further work by SilverCrest to evaluate if porphyry style mineralization exists on the property involved several drill holes from Phase II continued into the intrusive testing for porphyry style mineralization: LJ DD12-67 to 166.5 metres (120 metres into intrusive); LJ DD12-68 to 274.5 metres (84.5 metres into intrusive); and LJ DD12-73 to 204 metres (65 metres into the intrusive).

Table 13: Summary of SilverCrest Drilling on the La Joya Property
Year	Company	# of Holes Drilled	Series Name	Drill Type	Core Size	Total (m)
2010-2011 (Phase 1)	SilverCrest-MMT	271	LJDD10- & LJDD11-	Core	HQ	5,753.7
2011-2012 (Phase 2)2	SilverCrest-MMT	82	LJDD12-	Core	HQ	27,580.70
Incl.	-Santo Nino	9	LJDD12-	Core	HQ	2,515.00
Incl.	-Coloradito	11	LJDD12-	Core	HQ	4,866.50
TOTAL		108				33,334.40
1. Includes lost hole LJ-DD10-05 and redrill LJ-DD10-05a 2. Includes holes LJ DD12-105 to LJ DD12-108 (1,768.05 metres) which are not incorporated in current Mineral Resource Estimate.

Significant mineralized drill hole intercepts from the Phase II program (>5 metres) are presented in Table 14.

Table 14: Significant Drill Hole Intercepts > 5 M Length from Phase II Drilling
Hole	From (m)	To (m)	Length* (m)	Ag (gpt)	Au (gpt)	Cu (%)	AgEq* (gpt)
LJ DD11-27	150.9	160.1	9.2	12.4	0.03	0.25	35.4
	277.4	309.6	32.3	20.6	0.84	0.39	96.1
	326.5	341.5	15.0	6.5	0.39	0.13	37.2
LJ DD11-28	165.5	179.0	13.5	7.6	0.03	0.10	17.7
	298.5	303.0	4.5	74.9	0.33	1.14	189.4
LJ DD11-29	135.0	186.3	51.3	43.4	0.15	0.46	90.5
	360.0	372.0	12.0	10.0	0.02	0.07	17.0
LJ DD11-30	68.0	142.5	74.5	26.3	0.19	0.30	61.6
	310.0	338.0	28.0	9.2	0.20	0.06	24.4
	367.0	377.0	10.0	9.7	0.34	0.07	32.7
	421.0	429.0	8.0	9.6	0.40	0.11	39.1

Table 14: Significant Drill Hole Intercepts > 5 M Length from Phase II Drilling
Hole	From (m)	To (m)	Length* (m)	Ag (gpt)	Au (gpt)	Cu (%)	AgEq* (gpt)
LJ DD11-32	104.0	113.0	9.0	40.2	0.06	0.23	63.0
LJ DD11-33	421.0	433.5	12.5	2.6	0.32	0.08	25.5
L DD12-34	50.0	76.7	26.7	20.0	0.32	0.14	48.0
	140.5	146.1	5.7	120.4	0.12	0.83	197.7
LJ DD12-35	60.0	68.0	8.0	21.5	0.03	0.01	23.9
LJ DD12-36	156.0	185.0	29.0	16.5	0.06	0.14	31.5
	44.0	52.0	8.0	13.9	0.12	0.18	35.4
	88.0	91.5	3.5	49.5	0.06	0.26	74.9
	173.9	191.7	17.8	11.8	0.34	0.03	31.4
	139.6	150.0	10.4	7.0	0.43	0.03	31.1
	169.2	189.0	19.8	34.3	0.25	0.23	66.6
LJ DD12-39	32.0	56.0	24.0	20.7	0.02	0.07	27.7
LJ DD12-40	29.3	64.8	35.5	17.2	0.08	0.30	47.0
	136.5	144.3	7.8	10.6	0.13	0.17	31.7
LJ DD12-41	0.0	8.0	8.0	26.7	0.10	0.11	41.2
	115.5	126.0	10.5	18.6	0.12	0.40	59.0
LJ DD12-42	31.0	158.4	127.4	20.3	0.64	0.16	66.1
LJ DD12-43	0.0	115.0	115.0	23.5	0.11	0.17	43.6
	140.5	152.5	12.0	38.6	0.09	0.20	60.3
LJ DD12-44)	91.0	104.6	13.6	15.7	0.01	0.12	26.5
	288.2	308.0	19.8	13.5	0.10	0.10	27.1
LJ DD12-45	112.9	191.2	78.3	32.2	0.28	0.20	63.4
	223.0	231.0	8.0	37.1	0.80	0.15	90.0
LJ DD12-46	106.6	122.0	15.5	30.5	0.10	0.23	55.3
	154.0	169.6	15.6	19.3	0.06	0.11	31.8
	208.2	217.0	8.8	26.6	0.34	0.14	55.6
LJ DD12-47	108.0	132.0	24.0	15.5	0.01	0.16	29.8
	175.7	222.6	46.9	34.2	0.32	0.23	70.0
LJ DD12-48	72.0	84.0	12.0	45.0	0.02	0.52	90.7
	193.5	202.5	9.0	38.9	0.01	0.20	56.6
	254.2	259.9	5.7	34.3	0.31	0.27	73.0
LJ DD12-60	0.0	82.5	82.5	8.6	0.12	0.14	26.6
LJ DD12-61	0.0	80.0	80.0	2.4	0.15	0.06	15.1
LJ DD12-62	0.0	152.3	152.3	4.9	0.22	0.16	29.7
LJ DD12-63	92.0	117.0	25.0	17.5	0.06	0.36	51.5
LJ DD12-63	97.0	201.0	104.0	7.7	0.08	0.16	25.5

Table 14: Significant Drill Hole Intercepts > 5 M Length from Phase II Drilling
Hole	From (m)	To (m)	Length* (m)	Ag (gpt)	Au (gpt)	Cu (%)	AgEq* (gpt)
LJ DD12-64	4.0	156.0	154.0	1.6	0.10	0.04	10.0
LJ DD12-65	4.0	161.0	157.0	52.0	0.24	0.35	94.1
LJ DD12-66	4.0	106.5	102.5	4.8	0.20	0.15	27.7
LJ DD12-68	164.4	190.6	31.2	20.3	0.12	0.43	63.3
LJ DD12-70	199.6	208.5	8.9	23.4	0.04	0.42	61.5
LJ DD12-71	0.0	126.0	126.0	13.0	0.40	0.10	41.6
	162.0	171.0	9.0	17.9	0.16	0.36	56.9
LJ DD12-72	0.0	127.0	127.0	3.0	0.08	0.06	12.2
LJ DD12-73	4.0	116.0	110.0	6.7	0.07	0.07	16.2
LJ DD12-74	47.0	278.0	231.0	13.5	0.03	0.31	41.7
LJ DD12-75	114.0	132.0	18.0	14.2	0.80	0.08	61.1
	208.0	251.0	43.0	28.2	0.06	0.19	47.5
	332.0	354.0	22.0	66.4	0.31	0.12	92.2
LJ DD12-76	11.7	19.7	8.0	28.8	0.07	0.07	38.3
	36.6	67.0	30.4	10.8	0.05	0.10	21.9
LJ DD12-79	102.0	150.8	48.8	53.1	0.06	0.37	87.9
LJ DD12-81	4.0	24.0	20.0	20.0	0.03	0.09	29.2
	99.0	114.2	15.2	22.1	0.08	0.37	57.9
	131.3	206.0	74.7	3.3	0.18	0.08	19.2
LJ DD12-82	118.5	126.8	8.3	13.0	0.09	0.06	22.7
	149.3	167.7	18.4	20.1	0.04	0.43	59.1
LJ DD12-83	86.0	139.3	53.3	12.6	0.05	0.30	40.9
LJ DD12-84	60.3	349.0	288.7	28.3	0.09	0.11	42.3
LJ DD12-85	16.0	139.5	82.5	13.5	0.13	0.09	27.7
	116.0	139.5	23.5	43.7	0.15	0.25	72.7
LJ DD12-86	67.0	112.0	45.0	135.5	0.11	1.14	239.0
	168.0	247.5	79.5	8.1	0.41	0.08	35.5
	316.7	334.0	17.3	17.2	0.43	0.18	54.2
	378.0	436.5	58.5	12.2	0.54	0.11	48.7
LJ DD12-87	48.5	106.0	57.5	5.4	0.48	0.11	38.9
LJ DD12-88	12.0	79.5	67.5	4.4	0.17	0.11	22.4
LJ DD12-89	0.0	217.0	217.0	13.1	0.21	0.06	28.8
LJ DD12-91	9.6	198.0	188.4	7.9	0.08	0.02	13.6
	71.0	97.0	26.0	17.0	0.22	0.02	29.7
LJ DD12-92	111.0	126.8	15.8	11.9	0.50	0.11	46.4
	150.5	161.5	11.0	23.8	0.32	0.35	69.9
	198.0	208.0	10.0	6.9	0.54	0.08	40.8
	312.0	402.0	90.0	6.6	0.30	0.20	38.8

Table 14: Significant Drill Hole Intercepts > 5 M Length from Phase II Drilling
Hole	From (m)	To (m)	Length* (m)	Ag (gpt)	Au (gpt)	Cu (%)	AgEq* (gpt)
LJ DD12-94	0.0	251.0	251.0	6.1	0.08	0.04	13.5
	168.0	251.0	83.0	10.9	0.10	0.02	17.6
LJ DD12-95	44.0	76.0	32.0	29.4	0.08	0.22	52.3
	174.4	206.8	32.4	17.5	0.12	0.07	29.5
	273.0	286.5	13.5	75.9	0.16	0.47	124.3
	318.5	338.0	19.5	7.1	0.37	0.07	31.6
	406.6	429.4	22.8	20.3	0.19	0.09	37.5
LJ DD12-96	60.0	111.0	51.0	1.9	0.24	0.02	15.6
LJ DD12-97	53.5	98.0	44.5	15.0	0.04	0.08	23.9
	157.0	184.2	27.2	5.9	0.04	0.48	49.2
LJ DD12-98	60.0	93.5	33.5	51.7	0.83	0.34	122.4
	125.5	135.5	10.0	25.2	0.13	0.03	34.3
L J DD12-100	78.6	124.0	45.4	16.2	0.44	0.04	41.6
	168.0	248.0	80.0	78.8	0.31	0.50	137.3
	299.5	308.0	8.5	16.4	0.40	0.11	45.9
	400.0	425.5	25.5	22.0	0.04	0.14	36.0
LJ DD12-101	18.0	64.0	46.0	10.9	0.22	0.07	27.9
	161.0	211.0	50.0	6.1	0.46	0.10	37.7
	239.0	256.0	17.0	12.8	0.13	0.14	31.3
LJ DD12-102	20.0	27.6	7.6	16.4	0.11	0.15	34.8
	228.5	250.0	21.5	20.5	0.19	0.14	42.0
	342.0	354.0	12.0	44.2	0.83	0.29	110.6
	380.0	394.0	14.0	11.8	0.54	0.17	53.4
	463.0	475.8	12.8	16.3	0.14	0.14	35.3
	542.9	550.0	7.1	85.4	0.19	0.19	111.2
LJ DD12-103	32.0	70.0	38.0	9.6	2.88	0.06	158.8
	134.0	288.3	154.3	28.1	0.19	0.22	56.5
LJ DD12-104	61.5	145.0	83.5	21.0	0.26	0.12	44.3
	200.2	229.2	29.0	26.5	0.03	0.15	40.9
	302.5	395.0	91.0	31.0	0.18	0.23	59.8
* Length is reported as down hole length, true width has not been calculated due to the varying orientations of overlapping mineralization styles observed in core.

All sample preparation for SilverCrest-drilled holes and validation sampling was completed by ALS Chemex with sample preparation occurring in Zacatecas, Mexico, and analysis North Vancouver, Canada.

Table 15: Recent Significant Tungsten Drill Intersections

Hole	From (m)	To (m)	Length (m)	WO3 (%*)	Mo (%)
LJ DD12-91	9.6	198.0	188.4	0.074	0.042
	71.0	97.0	26.0	0.105	0.080
LJ DD12-94	0.0	251.0	251.0	0.064	0.013
	168.0	251.0	83.0	0.101	0.017
LJ DD12-96	60.0	111.0	51.0	0.013	0.002
LJ DD12-97	53.5	98.0	44.5	0.044	0.016
	157.0	184.2	27.2	0.066	0.002
LJ DD12-85	16.0	139.5	82.5	0.034	0.011
	116.0	139.5	23.5	0.028	0.005
LJ DD12-87	48.5	106.0	57.5	0.048	0.001
LJ DD12-88	12.0	79.5	67.5	0.064	0.006
LJ DD12-89	0.0	217.0	217.0	0.018	0.002
	113.0	127.9	14.9	0.023	0.002
LJ DD12-76	11.7	19.7	8.0	0.010	0.001
	36.6	67.0	30.4	0.010	0.005
LJ DD12-82	118.5	126.8	8.3	0.023	0.001
	149.3	167.7	18.4	0.010	0.000
LJ DD12-83	86.0	139.3	53.3	0.036	0.003
LJ DD12-60	0.0	82.5	82.5	0.063	0.006
LJ DD12-61	0.0	80.0	80.0	0.055	0.005
LJ DD12-62	0.0	152.3	152.3	0.059	0.004
LJ DD12-63	97.0	201.0	104.0	0.022	0.004
LJ DD12-64	4.0	156.0	154.0	0.052	0.005
LJ DD12-66	4.0	106.5	102.5	0.063	0.005
LJ DD12-72	0.0	127.0	127.0	0.059	0.003
LJ DD12-73	4.0	116.0	110.0	0.056	0.003
LJ DD12-74	47.0	278.0	231.0	0.028	0.007
incl.	212.3	247.5	35.2	0.037	0.002
* Length is reported as down hole length, true width has not been calculated due to the stockwork hosted style of mineralization observed in core.

* Cut-off of 0.05% W. WO3 = W x 1.26. All numbers are rounded

Phase II drilling within the contact skarn confirms the tungsten mineralization in the form of scheelite hosted in dark grey translucent veining near to the intrusive contact (Photo 2).

Photo 2: Close-up of Scheelite mineralization contact skarn in natural (left) and UV (right) light. Width of rock is 63mm.

10.3  Drilling, Core Holes LJ DD12-105 Through LJ DD12-108

Four diamond drill holes totalling 1,811.52 metres were completed late in 2012 as part of the Phase II drilling, however, were not included in the current Mineral Resource Estimate.  The holes, labelled LJ DD12-105 to LJ DD12-108, are located along the eastern margin of the current block model.  Based on cross-sectional interrogation, the results of these holes generally conform to both the geological and grade model used in the current block model.  Significant intercepts from these holes are reported below in Table 16.  These holes were not incorporated into the current Mineral Resource Estimate, with Effective Date of December 16, 2012, as assay results were not returned from the laboratory until January of 2013.  Tetra Tech is not aware of any further drilling on the property.

Table 16: Significant Drill Hole Intercepts > 5 M Length from hole LJ DD12-105 to LJ DD12-108 (intercepts >5 metres)
Hole	From (m)	To (m)	Length* (m)	Ag (gpt)	Au (gpt)	Cu (%)	AgEq* (gpt)
LJ DD12-105	88.00	104.00	16.00	4.8	0.39	0.03	26.8
	130.00	171.60	41.60	10.1	0.18	0.09	26.7
	235.00	255.80	20.80	10.3	0.07	0.12	24.4
LJ DD12-106	35.75	64.00	28.25	6.9	0.22	0.08	25.4
	193.00	199.00	6.00	12.7	0.02	0.17	28.3
	257.00	273.00	16.00	6.6	0.15	0.13	25.3
LJ DD12-107	8.00	20.00	12.00	37.5	0.04	0.20	56.8
	69.00	76.00	7.00	87.1	0.02	0.99	173.0
	80.00	88.00	8.00	21.0	0.08	0.16	39.4
	140.00	180.00	40.00	16.8	0.07	0.13	31.7
	213.00	246.00	33.00	7.6	0.27	0.06	26.2
	364.00	372.00	8.00	33.5	0.35	0.15	63.8
LJ DD12-108	33.50	77.00	43.50	22.5	0.54	0.02	51.5
	142.00	152.60	10.60	5.9	0.41	0.03	29.0
	173.00	207.75	34.75	8.2	0.14	0.06	20.2
	216.50	221.60	5.10	80.2	0.22	0.80	160.0
	241.00	249.00	8.00	13.1	0.27	0.15	39.4
	282.00	289.00	7.00	36.8	0.06	0.07	46.0
	299.00	307.00	8.00	27.6	0.14	0.03	37.5
* Lengths are down hole measurements and are not calculated for true width
** Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on approximate 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

11.0  SAMPLE PREPARATION,  ANALYSES AND SECURITY

11.1  Historic Sample Preparation

Limited information on sample preparation and analysis by historical operators prior to SilverCrest was available to Tetra Tech. Historical drill core was stored at a locked and secured facility currently managed by Goldcorp in Vicente Guerrero, a small city 10 kilometres to the south of the village of La Joya. Based on this field investigation, Tetra Tech feels that sampling methodology for the SAC98-series, COL99-series, LB96-series and selective S-series drill holes are appropriate and of quality that is adequate at the exploration stage and resource estimation. Information regarding sample preparation of the past operators; Luismin (1977-1997); Luismin-Boliden (1998 - 2002) and Solid Resources (2006 – 2009) is summarized in the Phase I resource estimation: “Resource Estimation for the La Joya Property Durango, Mexico. NI 43-101 Technical Report Prepared for SilverCrest Mines Inc.” (Effective date: January 5th 2012).

11.2  SilverCrest Sample Preparation and Analysis, 2010-2013

The Phase I and II drill programs included procedures for the collection and labelling of the drill core. HQ size drill core (63.5 mm diameter) was recovered from drilling and stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at 3 metre intervals. These intervals were validated by SilverCrest geologists. Core recovery values were measured relative to these markers.

Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the SilverCrest core logging facility in the community of La Joya where the core was logged and sampled by SilverCrest technical staff. Core is currently stored inside this facility for future viewing and reference.

Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralized zone, SilverCrest geologists marked the start and end of each interval for sampling. Every drill hole was sampled in its entirety, with unmineralized core samples having lengths ranging from 1.5 to 5 metres and samples with disseminated to massive mineralization having sample lengths ranging from 0.3 to 1.5 metres. A histogram distribution of sample length is shown in Figure 14 and

Figure 14: Log histogram distribution of sample lengths from Phase II

Figure 15: Log histogram distribution of sample lengths from Historic, Phase I and II drilling

Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade within the core storage facility. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. Besides typical laboratory standards, SilverCrest did not insert reference standard or blank material, and no company duplicates were collected in the Phase I program. During the Phase II program, a procedure was established for the insertion of blank and standard reference material. No company duplicates were collected. Discussion of SilverCrest’s QA/QC program is included in Sections 12.2 and 12.3.

11.2.1  Laboratory Selection

For the Phase 1 program, samples collected by SilverCrest for analysis were sent to the Mina La Joyaon-site laboratory located in Banamichi, state of Sonora Mexico, operated by Nusantara de Mexico SA de CV, a subsidiary of SilverCrest Mines Inc. Samples flagged as containing anomalous grades of silver, copper or gold were shipped for verification analysis to the ISO 9001:2008 certified Inspectorate Laboratories, Exploration and Mining Services, located in Reno, Nevada, USA. The remaining sample pulps and coarse rejects were stored at the Nusantara mine facility and later sent to the ISO/IEC 17025:2005 certified ALS-Chemex Laboratories of North Vancouver, Canada, for analysis. Following the completion of hole LJ-DD10-04, all samples were sent to the ALS-Chemex facility following screening at the Nusantara laboratory.

Phase I laboratory selection and analytical procedures for; SilverCrest’s Mina Santa Elena; Inspectorate and ALS Chemex laboratories are described in Section 11.4 of: “Resource Estimation for the La Joya Property Durango, Mexico. NI 43-101 Technical Report Prepared for SilverCrest Mines Inc.” (Effective date: January 5th 2012).

All Phase II samples were sent directly to the ISO/IEC 17025:2005 certified ALS-Chemex facilities. Samples were transported to ALS-Chemex in Zacatecas, Mexico for preparation, with subsequent shipping of sample pulps by ALS-Chemex to their North Vancouver, BC lab for geochemical analysis.

11.2.2  Methods

Sample pulps sent to the ALS-Chemex laboratory were subjected to digestion using an aqua regia solution, and analysis was completed by an ICP-AES 35 element package (ME-ICP41) as well as by fire assay with AA finish for gold (Au-AA23) and ore grade methods for silver and copper (Ag-OG46, Cu-OG46).

A suite of samples selected to best represent the different rock types on the property were submitted to ALS for specific gravity determination using the pycnometer method for pulps (OA-GRAb). Specific gravity is discussed below in Section 14.2.3.

11.2.3  Sample Storage and Security

All samples were stored within SilverCrest’s secure core storage facility and transported by SilverCrest personnel to the Inspectorate analytical laboratory preparation facility located in the city of Durango, state of Durango, or were picked up by an ALS-Chemex representative for delivery to their preparatory facility located in Zacatecas, state of Zacatecas. Sample tracking up to delivery at the laboratory was conducted by the certified laboratory as standard practice with reporting of analyses upon completion.

11.3  QP Statement

James Barr, P.Geo of Tetra Tech and independent QP has reviewed the original laboratory analytical certificates for SilverCrest Phase I and laboratory certificates for the Phase II diamond drilling, and has reviewed the sampling protocols that have been implemented by SilverCrest personnel on site. Tetra Tech is of the opinion that sampling methods and analytical procedures have been conducted in an appropriate manner and are reliable and sufficient for inclusion to Mineral Resource estimation and NI 43-101 reporting. Improved QA/QC diligence was recommended by Tetra Tech and has been implemented during the Phase II program.

12.0  DATA VERIFICATION

James Barr, P.Geo, of Tetra Tech and independent QP has visited the La Joya property on seven occasions between November 2010 and October 2012. Sampling of the recent SilverCrest drill core and chip samples and preserved historic drill core samples were collected for independent laboratory analysis during four of these site visits as a means to verify reported analytical results. Tetra Tech collected duplicate samples from core available at the SilverCrest core logging facility in the community of La Joya, and a core storage facility managed by Goldcorp in the city of Vincente Guerrero. Certified Reference Material (CRM) were inserted to validate the precision of laboratory analysis for each site visit.

12.1  Site Visit IV: October 2012

During the fourth verification site visit by James Barr, P.Geo., from October 8th to 18th, 2012, nine verification samples were taken from 6 of the Phase II SilverCrest drill holes from MMT, Santo Nino and Coloradito that had been stored at a secured on site facility (Photo 3) (Table 17).  The samples were transported from the core facility in La Joya to the ALS-Chemex preparation facility in Zacatecas, Mexico, by ALS personnel. The samples were sent for analysis at the ALS-Chemex Laboratory in Vancouver, BC, Canada, to replicate the methodology used by SilverCrest methods outlined in Section 11.3.1. CRM CDN-ME-16 and CDN-W-4 (Table 18 and Table 19) were included with the core samples, no control samples were inserted for verification of the specific gravity testing.

A percent difference is calculated for comparison between the Tetra Tech duplicates and the recorded historical results. CRM certificates are in Appendix B.

Photo 3: Verification sample of SilverCrest drill core LJ DD12-74, SVL Sample # 90037

Table 17: Drill Core Samples and Duplicates Collected by Tetra Tech, October 2012
Hole	Area	Depth From - To (m)	Company	SAMPLE	Au (gpt)	Ag (gpt)	Cu (%)	Mo (ppm)	W (ppm)	Pb (ppm)	Zn (ppm)
LJ DD12-72	MMT	101.85-102.45	SilverCrest	21977	0.042	0.6	0.0241	126	1760	4	118
			Tetra Tech	500424	0.022	0.4	0.0076	120	1380	8	55
			% Difference		62.50	40.00	104.10	4.88	24.20	-66.67	72.83
LJ DD12-66	MMT	50 -52	SilverCrest	21580	0.239	7.2	0.285	38	320	3	248
			Tetra Tech	500426	0.342	6.6	0.255	37	370	4	297
			% Difference		-35.46	8.70	11.11	2.67	-14.49	-28.57	-17.98
LJ DD12-75	MMT	299 – 301	SilverCrest	90557	0.043	9.8	0.0487	17	20	500	1725
			Tetra Tech	500416	0.048	10.6	0.086	22	70	479	1530
			% Difference		-10.99	-7.84	-55.38	-25.64	-111.11	4.29	11.98
LJ DD12-75	MMT	352.8 – 354	SilverCrest	90587	0.13	713	0.423	16	1500	47600	52200
			Tetra Tech	500417	0.093	646	0.417	21	1270	41700	45600
			% Difference		33.18	9.86	1.43	-27.03	16.61	13.21	13.50
LJ DD12-86	MMT	93.75 - 94.75	SilverCrest	90821	0.346	487	4.78	4	<10	57	70
			Tetra Tech	500418	0.261	378	3.17	7	330	8500	10650
			% Difference		28.01	25.20	40.50	-54.55	N/A	-197.34	-197.39
LJ DD12-86	MMT	426.5 - 428.5	SilverCrest	90995	1.515	75.8	0.926	7	<10	10	206
			Tetra Tech	500419	1.59	61.1	0.701	4	10	96	153
			% Difference		-4.83	21.48	27.66	54.55	N/A	-162.26	29.53
LJ DD12-74	Santo Nino	221.5-222.5	SilverCrest	90037	0.114	301	10.25	7	480	9	7130
			Tetra Tech	500421	0.117	315	11.2	3	430	27	8560
			% Difference		-2.60	-4.55	-8.86	80.00	10.99	-100.00	-18.23
LJ DD12-91	COL	60 – 61	SilverCrest	27536	0.091	20.5	0.0165	2080	760	202	397
			Tetra Tech	500422	0.077	21.7	0.0323	1760	570	385	511
			% Difference		16.67	-5.69	-64.75	16.67	28.57	-62.35	-25.11
LJ DD12-91	COL	14 – 15	SilverCrest	27510	0.031	5.4	0.412	57	340	11	35
			Tetra Tech	500423	0.044	6.3	0.46	31	220	4	62
			% Difference		-34.67	-15.38	-11.01	59.09	42.86	93.33	-55.67

Table 18: Certified Reference Material CDN-ME-16 Comparison – October 2012
CRM	Sample		Au (gpt)	Ag (gpt)	Cu (%)
CDN-ME-16	500420	Returned	1.56	32.7	0.687
	CDN-ME-16	Expected	1.48±0.14	30.8±2.2	0.671±0.036
	% Difference		-5.26	-5.98	-2.36

Table 19: Certified Reference Material CDN-W-4 Comparison – October 2012
CRM	Sample		Au (gpt)	Cu (%)	Mo (%)	W (%)
CDN-W-4	500425	Returned	0.331	0.141	0.0665	0.273
	CDN-W-4	Expected	0.319±0.040	0.139±0.008	0.11±0.008	0.366±0.024
	% Difference		-3.69	-1.43	49.29	29.11

Duplicate samples were generally reproduced within an acceptable level of variability, with the exception of the first sample taken from drill hole LJ DD12-86 where analytical results from the Tetra Tech duplicate sample report higher for W, Pb and Zn. This, again, suggests heterogeneity within the skarn mineralization.

The CRM analysis indicates a slightly positive bias grade for Au, Ag, and Cu in both standard reference material samples; however results are well within the acceptable error limits, as reported by CDN Laboratories. This confirms that laboratory methods used by ALS are appropriate. Mo and W results show negative bias outside acceptable error limits but given field observations is most likely due to the nature of W and Mo mineralization.

12.2  Phase II Sampling QA/QC

12.2.1  SilverCrest Certified Reference Material Insertions

Insertion of certified reference materials (CRM) was included in the Phase II drill program. In the early stages of the drill program the inclusion of CRM was sporadic, later in the program material was consistently included, typically as one CRM and one blank per drill hole or sample batch. Table 20 outlines the standards that were sourced from CDN Resource Laboratories Ltd in Vancouver by SilverCrest.

Table 20: Certified Reference Material Reporting Values Used in Phase II by SilverCrest.
CRM	Au gpt	Ag gpt	Cu %
CDN-GS-5J	4.95+/-0.42	72.5+/-4.8	Not Reported
CDN-CM-17	1.37+/-0.13	14.4 +/- 1.4	0.791+/-0.13
CDN-ME-5	1.07+/-0.14	206.1+/-13.1	0.840+/-0.048

CRM insertion were not routinely noted in the drill hole logs or database received from SilverCrest and when noted it was labelled as a “bco”, or rarely as “STD” notation. Distinguishing between blanks and standards, and differentiating the individual CRM references relied heavily on the comparison of results and observation of where relative sample grades plotted on scatter plots. The criteria for identifying CRM was based on finding positive co-relation of two metal results from each assay being within +/-2SD of the average reported SRM. Tetra Tech flagged 51 samples as CRM based on this criteria. The remaining insertions were determined as being blanks. CRM certificates are in Appendix B.

The samples identified as CRMs are plotted in Figure 16 to Figure 18 below relative to the mean (red line) and +/- 2SD (purple lines) reported by CDN Laboratories for each CRM.

Figure 16: CRM CDN-CM-17 (Ag)

Figure 17: CRM CDN-CM-17 (Au)

Figure 18: CRM CDN-CM-17 (Cu%)

CDN-CM-17 shows a general correlation with +/-2SD, apart from the single standard from ZA12231215 that may be a blank but thought to be a CRM based on the high Au and conforming Ag value.

Figure 19 and Figure 20 show only two metals are reported in CRM CDN-GS-5J. Ag result comparisons generally follow the +/-2 SD with two samples slightly above the upper +2 SD threshold. The Au CRM in batch number ZA12139360 reported <0.005 but due to the conformity of the Ag value being appropriate for CRM it was proposed it may be CRM with a non-reporting Au value.

Figure 19: CRM CDN-GS-5J (Ag)

Figure 20: CRM CDN-GS-5J (Au)

CRM CDN-ME-5 reported Ag conforming to the +/-2SD threshold values, sporadic Au values and two Cu CRM certificate values, ZA12119378 and ZA12106919, that were of zero value, but were included due to their conforming Ag and Au values (Figure 21 to Figure 23).

Figure 21: CRM CDN-ME-5 (Ag)

Figure 22: CRM CDN-ME-5 (Au)

Figure 23: CRM CDN-ME-5 (Cu)

12.2.2  SilverCrest Blank Material Insertions

Of the complete set of “bco” and “STD” extracted from the database 176 assay results where sub-setted as blank material based on their non-conformity to two or more of the CRM (or one in the case of CRM CDN-GS-5J). Figure 24 to Figure 26 show the 176 samples of blank material with variable metal values and the lower detection limit (red line) at 0.005 (Au), 0.2 (Ag) & 0.001 (Cu).

Figure 24: SilverCrest Phase II mineralized blank material Ag (gpt)

Figure 25: SilverCrest Phase II mineralized blank material Au (gpt)

Figure 26: SilverCrest Phase II mineralized blank material Cu (%)

The majority of the blank samples inserted by SVL for QA-QC control exhibit anomalous metal content. Tetra Tech determined it was unlikely that the results indicated contamination to the samples on site or during laboratory preparation through inspection of individual assay records. Samples containing the seven highest Au grades and were compared to the adjacent and consecutive samples, from each respective sample batch. In all but two cases, a sample sequentially before and after the anomalous sample had a higher Au value. In one situation the four preceding and subsequent samples were below detection limit (<0.005). It is concluded that the source blank material selected and used by SilverCrest is influenced by the skarn metasomatic alteration and most likely contains anomalous metal concentrations.

12.3  QP Statement

James Barr, P.Geo, has reviewed and collected duplicate samples from drill core. Tetra Tech has no reason to believe that the SilverCrest grades reported from the Phase II drill programs were misrepresented or incorrectly sampled. Differences observed in the reported grades do not appear to be biased and can be attributed to heterogeneity in mineral distribution.

Verification sampling of SilverCrest drill core show a weak positive bias in average gold, silver, and copper results relative to the historical Luismin data. The duplicate samples collected by Tetra Tech returned results that are similar in magnitude and generally within acceptable limits for QA-QC and for use in Mineral Resource estimation. The data supports some heterogeneity exists in mineral distribution.

The QA-QC insertion program implemented by SilverCrest during the Phase II campaign included CRM and blanks. The CRM insertions appeared to be poorly identified in sampling records and blank insertions show the presence of anomalous metals. As there is no evidence of contamination of the samples either at the site or at the prep lab, it is felt the source of these metals is from the blank material being used. Tetra Tech strongly recommends that SilverCrest select proper blank material and discontinue the use of limestone from recent company drilling on the property. Tetra Tech also recommends that a detailed duplicate sampling procedure be implemented in future work to quantify and isolate the source of heterogeneity. Based on the independent inspection of drill core and personal observation, it is felt that the data can be verified. However, it is strongly recommended that SilverCrest implement a reliable QA-QC regime for more advanced exploration on the property.

13.0  MINERAL PROCESSING AND METALLURGICAL TESTING

13.1  Introduction

La Joya deposit was identified as a carbonate hosted copper skarn deposit associated with silver and gold mineralization in the recent drilling work (Section 7.0).  There were about 40,000 tonnes of ore were produced in history through 1960’s to the mid-1970’s (Section 6.0).  A metallurgical test program was started in 2011 to investigate La Joya mineralisation amenability to conventional flotation concentration, culminating with more detailed test work (bench scale test work) in 2012 and Q1/2013.  Initial tests were carried out in the Laboratories of Instituto Tecnológico de Saltillo, Mexico, which was followed by further confirmation tests at the ALS laboratory in Kamloops, Canada. This section will summarise the metallurgical test work and results.

13.2  Preliminary Test Work – 2011

Dr. José Refugio Parga directed preliminary tests in the Laboratories of Instituto Tecnológico de Saltillo, to explore the amenability of the conventional flotation for copper concentrating with gold and silver components. Magnetic and gravity processes for tungsten recovery were also tested.

13.2.1  Sample Preparation

Samples were prepared from drill cores in three mineralization zones of the La Joya property, namely Contact, Structure and Manto zones.  Each drill sample was crushed and ground to less than 2 mm (minus 10 mesh) and then blended to be homogeneous. The bore-hole numbers for each composite samplesare listed in Table 21. The locations of these dilling holes can be found in Figure 27.

Table 21: Bore-hole Numbers and Drilling Depth Interval for Composite Samples

Sample Composite	Bore-hole No.
Contact	LJ-11-20, LJ-11-22, LJ-11-24, and LJ-11-25
Manto	LJ-10-02 to LJ-10-05
Structure	LJ-11-19 to LJ-11-26

Figure 27: Metallurgical Sampling, Drill Hole Locations

2641200.0Y
2641000.0Y
2640800.0Y
2640600.0Y
2640400.0Y
2640200.0Y
N
LJ DD10-05a
LJ DD10-02
LJ DD11-25
LJ DD11-20
LJ DD11-19
LJ DD11-22
LJ DD11-24
LJ DD11-26

| LEGEND | | NOTES | CLIENT | LA JOYA NI 43-101 TECHNICAL REPORT |
|---|---|---|---|---|
| Drill holes | | | SILVERCREST | Drill hole locations Metallurgical sample |
| PEA pit outline | | STATUS ISSUED FOR USE | eba A TETRA TECH COMPANY | PROJECT NO. 704-v1513004-01; DWN JB; CKD JB; APVD; REV; OFFICE EBA-VANC; DATE December, 2013 |

**Figure 29**

13.2.2  Sample Characteristics

Chemical composition and mineralogy analyses were performed on the sample composites.

13.2.2.1  Chemical Analysis

The chemical analysis results are presented in Table 22.  Gold concentration in the samples seems uniform in a range of 0.27 to 0.34 gpt Au.  Silver grade is high in both sample Structure and Manto, with an average level of about 131 and 119 gpt Ag respectively; while sample Contact contains a low silver grade of 17 gpt Ag.  Copper grade in Sample CA is also very low with an average of 0.06% Cu.  As a comparison, sample Structure and Manto are both with a higher copper concentration between 0.8% and 0.9% Cu.  The tungsten element was measured in sample CA only with low value of 0.02% WO3 in average.  The enrichment of lead and zinc are minor in three sample composites.  Elevated penalty elements arsenic (AS) and antimony (Sb) were identified in three sample composites.  Sample structure shows the highest levels of 0.70% As and 0.38% Sb in average.

Table 22: Element Analysis

SAMPLE	Au (gpt)	Ag (gpt)	Pb (%)	Zn (%)	Cu (%)	Fe (%)	As (%)	Sb (%)	WO3 (%)
Contact	0.26	17	0.10	0.19	0.07	2.05	0.02	0.10
Contact	0.27	18	0.11	0.16	0.06	2.20	0.03	0.07
Average Contact	0.27	18	0.11	0.18	0.07	2.13	0.03	0.09	0.02
Structure	0.32	131	0.20	0.43	0.91	3.40	0.62	0.40
Structure	0.36	132	0.20	0.42	0.90	5.01	0.77	0.35
Average Structure	0.34	132	0.20	0.43	0.91	4.21	0.70	0.38	ND
Manto	0.25	117	0.01	0.06	0.80	1.23	0.02	0.06
Manto	0.27	120	0.01	0.04	0.75	1.50	0.02	0.03
Average Manto	0.26	119	0.01	0.05	0.78	1.365	0.02	0.05	ND

13.2.2.2  Mineralogy Analysis

Major mineral species were measured by means of Scanning Electron Microscope (SEM) with results summarised in Table 23.  Chalcopyrite is the major copper bearing minerals identified in sample Contact and Structure.  It is also one of the two major copper minerals besides bornite in sample Manto.  Silver bearing mineral freibergite is found in sample Structure and Manto, which is associated with copper and antimony.  Schellite is the identified tungsten bearing mineral in the Contact sample composite.  Other identified sulphides mainly include pyrite and arsenopyrite in sample Contact and sample Structure composites.

Table 23: Mineral Species of Three Mineralization Samples

Sample CONTACT	Sample STRUCTURE	Sample MANTO
Copper Minerals
Chalcopyrite (CuFeS2)	Stannite (Cu2(Fe,Zn)SnS4)	Bornite (Cu5FeS4)
	Choloalite (Te6(Cu,Sb)(Pb,Ca)O18Cl)	Chalcopyrite (CuFeS2)
Silver Minerals
Silver, Aluminum, Zinc Sulfide (AgOAlZn)S)	Freibergite (AgCuSbS)	Freibergite (AgCuSbS)
Tungsten Minerals
Schellite (CaWO4)
Other Sulphides
Pyrite (FeS2)	Pyrite (FeS2)	Arsenopyrite (FeAsS2)
Troilite (FeS)	Arsenopyrite (AsFeS2)
Galena (PbS)	Galena (PbS)	Lead Sulfate Oxide (PbSO4(PbO)2)
	Sphalerite (ZnS)	Sphalerite (ZnS)
Other Oxides
Quartz (SiO2)	Quartz (SiO2)	Quartz (SiO2)
Magnetite (Fe3O4)	Magnetite (Fe3O4)	Magnetite (Fe3O4)
Calcite (CaCO3)

13.3.2  Metallurgy Test Program and Results

13.2.2.1  Metallurgical Test Program

The basic flow sheet of the preliminary flotation test program in 2011 is sketched in Figure to recover a copper flotation concentrate.  The crushed samples were ground to 70% less than 74 µm (P70 of 200 mesh) before reporting to rougher flotation process.  The rougher flotation was conducted at 35% solids by weight with a natural pH for Sample Contact and a higher PH of 9.5 for sample Structure and Manto.  The rougher concentrate was collected as the final product in tests while rougher tailings were further treated in scavenger flotation stage. The rougher scavenger concentrate was sent back to the rougher flotation stag; the scavenger tailings were discharged as the final tailings.

Figure 28: A Sketch of the Preliminary Flotation Test Diagram

13.2.3.2  Test Results

Varied reagent types and dosage levels were tested on the three mineralisation samples during the preliminary flotation test program. The tested collectors include sodium isopropyl xanthate and potassium amyl xanthate with avaried adding rates of 10, 15, 20 and 25 gpt. The optimum test results and the tungsten recovery findings are summarized in the following paragraphs.

Sample Contact

The optimum bulk rougher flotation concentrate was grading at 3 gpt Au, 423 gpt Ag, and 2% Cu, with metal recoveries of 56% Au, 90% Ag, and 81% Cu. It is recommended to further treat the rougher concentrate via regrinding and cleaner flotation to investigate if a commercial copper flotation concentrate, that typically has a copper grade higher than 20% can be produced. With tungsten recovery test work, little success was achieved from both the magnetic and gravity tests. The obtained tungsten concentrate was grading from 0.098 to 0.39% WO3. Mineralogy analyses at a varied grind size, as well as alternative concentration methods are recommended to find out possible routes to recover tungsten component.

Sample Structure

The optimum flotation results involved a bulk flotation concentrate with copper grade higher than 20% Cu, gold and silver values in the range of 3 gpt Au and 1800 gpt Ag. The recoveries for copper, silver and gold were 82%, 92% and 67% respectively.

Sample Manto

Sample Manto was floated easily and responded very well with depression of zinc, pyrite and arsenopyrite.  Typical bulk concentrates were grading above 4 g/t Au, 2600 g/t Ag and 20% Cu. The average recoveries for silver and copper were all above 90%.  The average gold recovery was about 60%.

13.3  Flowsheet Development Test Work – 2012 To 2013

After the preliminary metallurgical testwork in 2011, SilverCrest initiated a subsequent confirmation test program for the development of a conceptual processing flowsheet.  Sample selection was made by Tetra Tech based on information available to the memo preparation date.  Details can be found in the technical memo “Sample Selection for the La Joya Phase II Metallurgical Testwork Program” (Appendix H).  Laboratory testwork scope was determined between the client, Tetra Tech and ALS laboratories.  The selected test programs were mainly completed at ALS laboratories based in Kamloops, British Columbia (Appendix I).

13.3.1  Sample Preparation

Sample composites were selected from drill cores found on the central Main Mineralized Trend (MMT) to represent three mineralogical types of materials including Manto, Structure, and Contact Zones.  A summary of the three samples composites is listed in Table 24.

Table 24: Manto, Structure and Contact Composite Samples

Rock Type	Total Length (m)	Estimated Mass (kg)	Ag Grade (gpt)	Cu Grade (%)	Au Grade (gpt)	Calculated Average AgEQ (gpt)*	W Grade (%)	Pb Grade (%)	Zn Grade (%)
Manto	37.7	91	51	0.29	0.38	94.94	n/a	n/a	n/a
Structure	35.9	86	66	0.47	0.17	114.92	n/a	n/a	n/a
Contact	49.6	119	3.76	0.07	0.10	n/a	0.046	0.003	0.015
Note: all the metal grades are based on weighted average values

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

The samples were ¼ cut using a diamond impregnated rock saw and assembled into three composite samples for the respective Manto, Structure, and Contact materials. The sample composites were then securely sealed in 44 bags and shipped to ALS laboratories. Table 25 summarises the mass received of each sample composites.  Each sample was prepared into head assay samples, comminution test charges and metallurgical charges. The received drill core samples were stage crushed and screened to allow sub-sampling of metallurgical charges and comminution test charges. All test charges were sealed into plastic bags and stored at minus 10 degree Celsius.

Table 25: Sample Composites Summary

Composite	Received Mass (kg)	Bore-hole No.
Manto	73.3	LJ DD10-06 and 07, LJ DD11-08 to 24, LJ DD12-42
Structure	79.7	LJ DD10-04, 05a, 06 and 07, LJ DD11-10,13,18,19,21,24,26,42, and 43
Contact	106.8	LJ DD12-38, 39, 43 and 53
Total	259.8

13.3.2	Sample Characterization

Head assay, rock hardness for comminution circuit design, as well as mineralogy determination were performed on the received sample composites.

13.3.2.1	Head Assay

Head assays were performed on representative and duplicate composite samples, which included determinations for Cu, Au, Ag, Fe, total S and total C, Cu(oxide), Cu(cyanide), Pb, Zn, Sn, W, Mo, as well as a multi-element ICP scan and whole rock analysis. Grind calibration and solids specific gravity were performed as well. The measurement of tin (Sn) concentration was performed by using trace level XRF analysis in ALS’s laboratory facility in North Vancouver, BC. Table 26 lists the average results from the analysis.

Table 26: Chemical Element Analysis

Composite	Cu	Pb	Zn	Fe	Mo	Ag	Au	S	C	CuOx	CuCN	W	Sn	TOC
	%	%	%	%	%	gpt	gpt	%	%	%	%	%	%	%
Manto	0.36	0.03	0.02	3.90	0.003	51	0.15	0.21	1.90	0.020	0.27	0.008	0.083	0.05
Structure	0.45	0.07	0.11	5.28	0.002	64	0.24	0.28	1.81	0.053	0.36	<0.002	0.086	0.04
Contact	0.07	<0.01	0.01	2.43	0.011	3	0.09	0.26	0.15	<0.001	0.003	0.042	0.01	0.04

13.3.2.2	Comminution Tests

Comminution tests including SMC (SAG Mill Comminution) test, Bond ball mill work index measurement, and abrasion index measurement were conducted on the composite samples.

JK Tech SMC Tests

SMC test was developed to provide a cost effective means of obtaining parameters from limited drill core samples which normally is obtained during the standard JK drop-weight test. SMC test results of the La Joya composites were sent to SMC Testing Pty Ltd (SMCT) for analysis and reporting.  The direct test results and derived estimates by SMCT are summarised in Table 27.  Both Manto and Structure have a higher level of A x b and thus are considered as medium hard in terms of resistance to impact breakage; while Contact zone sample composite has a lower A x b value and thus presents a harder resistance.

Table 27: JK Tech SMC Data

Composite	DWI kWh/m3	Mia kWh/t	Mih kWh/t	Mic kWh/t	A x b	Specific Gravity	Ta	T10 @ 10 kWh/t
Manto	7.13	17.5	13.1	6.8	44.2	3.16	0.36	0.33
Structure	6.89	17.7	13.2	6.8	44.2	3.04	0.38	0.33
Contact	10.58	24.5	19.9	10.3	29.0	3.09	0.24	0.50

Bond Ball Mill Grindability Tests

The test results of Bond ball mill grindability on the three composites are summarized in Table 28.  The measured BWi values are in a narrow range between 13 and 15 kwh/t.  This indicates the tested materials have a medium hardness.

Table 28: Bond Ball Grindability Test and Abrasion Test Results

Composite	F80 (µm)	P80 (µm)	BWi * (kWh/t)
Manto	2,464	80	14.9
Structure	2,329	82	14.6
Contact	2,304	83	13.2
* Note: All tests were conducted using a closing screen size of 106 µm

Abrasion Tests

The abrasion tests results are presented in Table 29.  All the tested La Joya composites can be categorised as mild abrasive materials.

Table 29: Abrasion Test Results

Composite	Abrasion Index (g)
Manto	0.088
Structure	0.149
Contact	0.142

13.3.2.3	Mineralogy Analysis

Mineralogy examinations were performed on each sample and the respective sized fractions by means of a QEMSCAN Particle Mineral Analysis (PMA) to provide mineral composition and liberation information.

The mineral compositions are listed in Table 30. Structure composite contains the most copper bearing sulphide minerals, followed by Manto and Contact composites including chalcopyrite, bornite, chalcocite, and enargite. Scheelite and molybdenite distribution are mainly identified with Contact sample.

Table 30: Mineral Compositions

Mineral	Manto (%)	Structure (%)	Contact (%)
Copper Sulphides	0.59	0.74	0.24
Pyrite/Arsenopyrite	0.23	0.33	0.37
Pyrrhotite	0.01	0.02	0.05
Scheelite	0.01	0.00	0.07
Molybdenite	0.00	0.00	0,02
Amphibole/Pyroxene	20.0	18.2	40.0
Feldspars	2.6	4.6	19.6
Quartz	2.3	5.9	13.9
Garnet	37.8	38.6	10.7
Non-Sulphide Gangue	36.5	31.6	15.0
Total	100.0	100.0	100.0

Specific copper bearing minerals deportment is listed in Figure  together with other sulphide mineral’s distributions. Of the four identified copper minerals, chalcocite (Cu2S) has the highest theoretical copper concentration of 79.8%, followed by bornite (Cu5FeS4) which contains approximately 63.3%Cu, enargite (Cu3AsS4) of 48.4% Cu, and chalcopyrite (CuFeS2) of 34.6%Cu.

The predominant copper minerals in Manto composite are bornite of 41.4%, followed by chalcopyrite of 26.8% and covellite/chalcocite of 26.7%; Structure composite’s copper minerals are mainly composed of 55.7% covellite/chalcocite, followed by 25.8% chalcopyrite and 16.6% bornite; copper contained in the Contact sample is mainly contributed from chalcopyrite specie at a value higher than 93%.  Stibnite and bismuthinite were also identified in Manto and Structure samples.

The mineralogy data seems in line with the reported geology alternation in the Main Mineralized Zone, in which the Manto and Structure mineralization were defined as near-surface and consisted highest grade in bornite that transitioned into chalcopyrite closer to the intrusive contact or the Contact zone. Thus Manto and Structure zones are considered as the priority of the current La Joya PEA stage.

Table 31: Copper Minerals Deportment

Cu Minerals	Manto (%)	Structure (%)	Contact (%)
Chalcopyrite	26.8	25.8	93.7
Bornite	41.4	16.6	4.4
Covellite/Chalcocite	26.7	55.7	1.8
Enargite	0.62	0.25	0.00
Total	100.0	100.0	100.0
Other Sulphide Minerals
Galena	0.06	0.12	0.01
Stibnite	0.02	0.02	0.00
Sphalerite	0.04	0.11	0.02
Bismuthinite	0.00	0.01	0.00

Detailed liberation of each sample at a nominal particle size P80 of 150 µm is summarised in Table 32.   The liberation of copper minerals when assessed in two dimensions are 57% for Contact sample, 50% for Manto sample and 42% for Structure sample.  Most binary copper sulphides were interlocked with gangue minerals (nonsulphide minerals).  Scheelite liberation in the Contact sample is 40% with most scheelite interlocked with gangue.

Table 32: Minerals Liberation Information – 2D Dimensions

Minerals	Contact (%)				Manto (%)			Structure (%)
	Sch	Cs	Po	Py	Cs	Po	Py	Cs	Po	Py
Liberated	40.0	56.7	51.2	39.1	50.3	46.9	56.2	42.4	33.2	39.4
Binary-Sch	-	0.0	0.0	0.6	-	-	-	-	-	-
Binary-Cs	0.0	-	0.0	1.8	-	0.0	0.8	-	2.5	1.6
Binary-Po	0.0	0.1	-	4.0	0.0	-	3.5	0.3	-	0.0
Binary-Py	2.7	1.3	7.8	-	0.0	2.5	-	0.3	0.0	-
Binary-Os	0.0	1.4	0.0	1.1	0.6	1.1	2.4	1.6	2.1	0.3
Binary-Gn	57.3	39.4	39.3	52.5	48.0	45.3	30.5	51.9	52.6	46.8
Multiphase	0.0	1.1	1.7	0.9	1.1	4.3	6.6	3.5	9.6	12.0
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sch – Scheelite;
Cs-Copper Sulphides including chalcopyrite, bornite, chalcocite/covellite, enargite/tennantite and tetrahedrite;
Po-pyrrhotite;
Py-pyrite and arsenopyrite;
Os-Other sulphides;
Gn-Non-sulphide minerals

13.3.3	Metallurgy Test Program and Results

Metallurgy tests on La Joya’s composite samples are mainly consisted of the following items: i) rougher flotation tests to determine the effects of primary grinding particle size, pH level, and reagent schedule; ii) cleaner flotation tests to determine regrinding particle size and reagent schedule; and iii) locked cycle tests on each composite sample.

In addition, Knelson gravity tests were performed to investigate gold, silver, tin, and tungsten recoveries on composite samples for the Contact Zone.  Knelson concentrate was panned to obtain the final gravity concentrate.

13.3.3.1	Batch Rougher Flotation Tests

Batch rougher flotation tests were performed at natural pH on three composite samples ground to a particle size P80 of 150 µm and 180 µm.  Reagent fuel oil was added in primary grinding mill while PAX was added in rougher flotation process.  A total rougher retention time was of 12 minutes. The floated materials were collected every two minutes and assayed for Cu, Ag, Au, Mo and W.

The Manto and Structure composites showed a higher natural pH of 10.0 and 9.7, respectively than Contact which had a natural pH value of 8.9.  Figure to Figure show the impacts of primary grind size on copper, silver, gold, and molybdenum recoveries in rougher concentrate.

Figure 29: Copper Recovery vs. Rougher Concentrate Mass Pull

Figure 30: Silver Recovery vs. Rougher Concentrate Mass Pull

Figure 31: Gold Recovery vs. Rougher Concentrate Mass Pull

Figure 32: Molybdenum Recovery vs. Rougher Concentrate Mass Pull

13.3.3.2	Batch Cleaner Flotation Tests

The basic process flowsheet used in batch cleaner flotation test work is shown in Figure .  The sample composite is ground to 80% passing 150 µm. Collectors PAX and fuel oil was added for a bulk concentrate flotation.  Then the rougher concentrate is reground to a P80 of 20 µm prior to a three-stage cleaner circuit.  Both rougher and cleaner stages floatation were performed at natural pH levels.

Figure 33: La Joya Batch Cleaner Flotation Test Diagram

The batch cleaner test results of the three composites reground to 80% passing 20 µm are summarised in Table 33.  The copper grade in the third cleaner concentrate is high for both Manto and structure composites with a value of 36.3% and 34.3%, respectively.  Copper recovery to the third cleaner concentrate is promising of 86.7% for Manto and 82.7 for Structure.  Contact composite has the lowest copper grade of 16.7% at a recovery of 83.6%.

Table 33: Summary of Batch Cleaner Test Results – Baseline (KM3444-05)

Manto	Wt	Assay (%, or gpt)*								Distribution (%)
	%	Cu	Mo	Pb	Zn	Fe	S	Ag	Au	Cu	Mo	Pb	Zn	Fe	S	Ag	Au
3rd Cl Conc	0.8	36.3	0.27	1.95	1.25	11.1	20.9	4700	3.4	86.7	59.6	38.8	47.4	1.9	52.3	84.3	18.2
2nd Cl Conc	1.0	28.6	0.22	1.59	0.99	10.1	16.6	3717	2.9	88.1	61.1	40.7	48.1	2.3	53.7	85.9	19.9
1st Cl Con	2.0	15.7	0.12	0.92	0.55	8.1	9.27	2051	2.09	90.1	64.1	43.8	49.8	3.4	55.7	88.3	26.6
Rou Con	6.8	4.72	0.04	0.33	0.18	6.3	2.92	624	0.88	94.5	73.4	54.5	56.6	9.2	61.3	93.8	39.2
Rou Tail	93.2	0.02	0.001	0.02	0.01	4.6	0.14	3	0.10	5.5	26.6	45.5	43.4	90.8	38.7	6.2	60.8
Feed (Calc.)	100.0	0.34	0.004	0.04	0.02	4.7	0.33	45	0.15	100	100	100	100	100	100	100	100
Structure	Wt	Assay (%, or gpt)*								Distribution (%)
	%	Cu	Mo	Pb	Zn	Fe	S	Ag	Au	Cu	Mo	Pb	Zn	Fe	S	Ag	Au
3rd Cl Conc	1.1	34.3	0.17	1.82	3.56	10.8	20.0	3980	9.45	82.7	59.7	16.8	43.8	2.1	52.3	76.7	42.4
2nd Cl Conc	1.4	28.1	0.14	1.53	2.91	10.2	16.5	3277	7.88	83.5	60.7	17.4	44.2	2.4	53.7	77.9	43.7
1st Cl Con	2.4	16.2	0.08	0.94	1.71	8.7	9.64	1917	5.00	84.9	63.2	18.7	45.5	3.6	55.7	80.0	48.7
Rou Con	8.1	5.06	0.03	0.36	0.55	7.1	3.13	614	1.95	88.4	71.4	23.8	49.2	9.9	61.3	85.7	63.4
Rou Tail	91.9	0.06	0.001	0.10	0.05	5.7	0.07	9	0.10	11.6	28.6	76.2	50.8	90.1	38.7	14.3	36.6
Feed (Calc.)	100.0	0.46	0.003	0.12	0.09	5.8	0.32	58	0.25	100	100	100	100	100	100	100	100
Contact	Wt	Assay (%, or gpt)*								Distribution (%)
	%	Cu	Mo	Pb	Zn	Fe	S	Ag	Au	Cu	Mo	Pb	Zn	Fe	S	Ag	Au
3rd Cl Conc	0.4	16.7	2.02	0.61	0.94	31.9	40.1	670	17.4	83.6	65.4	9.8	22.0	4.7	43.9	63.7	66.4
2nd Cl Conc	0.4	14.0	1.67	0.53	0.85	29.5	35.6	570	14.5	85.1	66.1	10.3	24.2	5.3	47.4	66.0	67.5
1st Cl Con	0.8	7.85	0.92	0.33	0.54	20.5	21.4	325	8.49	87.9	67.1	11.8	28.0	6.8	52.5	69.1	72.5
Rou Con	2.9	2.41	0.28	0.12	0.21	10.9	7.60	101	2.70	93.4	69.9	15.4	38.4	12.6	64.5	74.9	79.8
Rou Tail	97.1	0.01	0.004	0.02	0.01	2.2	0.12	1	0.02	6.6	30.1	84.6	61.6	87.4	35.5	25.1	20.2
Feed (Calc.)	100.0	0.07	0.011	0.02	0.02	2.5	0.34	4	0.10	100	100	100	100	100	100	100	100
*Au and Ag are in gpt, all others are in %

It was also noted that for Manto and Structure composites, penalty elements including arsenic (As), antimony (Sb), and bismuth (Bi) in the third cleaner concentrates seem higher in some typical smelter requirements.  Table 34 lists the concentration of these elements.

Table 34: Penalty Element Concentration in Batch Cleaner Concentrate

Composite	Assay (%)
	As	Sb	Bi
Manto	2.92	1.29	1.29
Structure	3.89	0.60	0.77
Contact	0.51	0.10	0.82

13.3.3.3	Optimization Tests to Control Penalty Elements

Attempts were made to reduce these element concentration levels during the batch cleaner flotation test at the ALS laboratory including increasing pH level at cleaner flotation stages to varied levels, adding varied depressants such as cyanide, F250, D910, and MBS at cleaner stages.   The test results are stated in the following descriptions.

Arsenic Control

Arsenic control tests were performed on the three composite samples.  It seems adding cyanide can reduce the concentration of arsenic significantly for all the three composites (Table 35).  As compared with baseline results (Table 34) and arsenic control test results (Table 36), cyanide addition seems to have little impact on copper recovery and grades; while a depression of silver and gold recoveries were observed.   Silver recovery was reduced to 45.9% at a grade of 818 gpt from a level of 63.7% at a grade of 670 gpt on the Contact sample.  Gold recovery to the 3rd cleaner concentrate is depressed for Structure and Contact composites; while the gold recovery of the Manto composite sample increases from baseline test 18.2% at >3.4 gpt to 56.6% at 13.1 gpt.

Table 35: As Concentration in 3rd Cleaner Concentrate after Treatment

Composite	As Assay (%)
	Baseline	pH 11.0	NaCN
Manto	2.92	3.77	0.63
Structure	3.89	3.35	0.72
Contact	0.51	0.18	0.06

Table 36: Summary of Batch Cleaner Test Results – with Cyanide

Manto	Wt	Assay (%, or gpt)*			Distribution (%)
	%	Cu	Ag	Au	Cu	Ag	Au
3rd Cl Conc	0.7	40.1	4780	13.1	87.7	80.7	56.6
2nd Cl Conc	0.9	33.1	3958	10.8	89.1	82.2	57.5
1st Cl Con	1.8	17.5	2119	6.00	90.9	85.1	61.9
Rou Con	5.8	5.50	688	2.12	94.7	91.4	72.4
Rou Tail	94.2	0.019	4	0.05	5.3	8.6	27.6
Feed (Calc.)	100.0	0.34	44	0.17	100	100	100
Structure	Wt	Assay (%, or gpt)*			Distribution (%)
	%	Cu	Ag	Au	Cu	Ag	Au
3rd Cl Conc	0.9	38.1	4760	9.37	81.4	74.9	35.0
2nd Cl Conc	1.1	32.1	4041	8.05	83.0	77.0	36.3
1st Cl Con	1.9	19.7	2519	5.54	84.9	79.9	41.6
Rou Con	6.5	6.14	812	2.19	89.9	87.6	55.9
Rou Tail	93.5	0.048	8	0.12	10.1	12.4	44.1
Feed (Calc.)	100.0	0.44	60	0.25	100	100	100
Contact	Wt	Assay (%, or gpt)*			Distribution (%)
	%	Cu	Ag	Au	Cu	Ag	Au
3rd Cl Conc	0.2	28.9	818	18.8	81.4	45.9	57.0
2nd Cl Conc	0.3	24.3	732	15.7	84.5	50.6	58.5
1st Cl Con	0.5	12.7	410	8.87	88.3	57.0	66.5
Rou Con	2.5	2.75	107	2.31	94.7	73.5	85.7
Rou Tail	97.5	0.004	1	0.01	5.3	26.5	14.3
Feed (Calc.)	100.0	0.07	4	0.07	100	100	100
*Au and Ag are in gpt, all others are in %

13.3.3.4	Antimony and Bismuth Control Test Work

Antimony and bismuth depression test work was performed on the Manto composite to develop a baseline treatment.  Attempts including increasing cleaner pH level to 11.5, adding F250 and D910 at cleaner flotation stage and adding MBS at rougher flotation stage were explored respectively.  The flotation concentrates were assayed for antimony and bismuth as shown in Table 37.   The lowest grades were obtained from D 910 option.  The produced 3rd cleaner concentrate, however, still had significant antimony of 0.95%Sb and bismuth 0.98%Bi.   Furthermore D910 also depressed copper recovery to as low as 17.9% compared with a recovery of 86.7% in baseline tests.  Figure shows a general idea about the side effects of using the tested depression reagents on copper and silver recoveries.

Table 37: Depressant Screening Tests Summary on Manto Samples

	Treatment	Assay (%)
Products		Sb%	Bi%
Rougher Con	Baseline	-	-
	pH11.5	-	-
	High F250	0.27	0.20
	D910	-	-
	MBS	0.28	0.29
3rd Cleaner Con	Baseline	1.29	1.29
	pH11.5	1.45	1.62
	High F250	1.22	1.52
	D910	0.95	0.98

Figure 33: Effects of Depressants on Flotation Concentrates with MANTO Composite

To further understand the depression of antimony and bismuth found in the batch cleaner concentrate, bulk mineral analysis (BMA) were performed using the Quemscan. About 64% of bismuth was occurred as copper-bismuth sulphide; about 27% bismuth was measured as bismuthinite with the remaining 9% was associated with silver minerals.  About 53% antimony was contained as tetrahedrite, a copper sulphide with Sb, Fe, and Zn. Lead-antimony and stibnite constitutes a similar antimony portion each for  about 20 to 25%.   The majority (over 90%) of the arsenic was found associated with arsenopyrite.  Further test work is required for control of Sb and Bi.

13.3.3.5	Locked Cycle Flotation Tests

Two locked cycle flotation tests were completed on the Manto and Structure composite samples.  The Contact sample was not tested as per the client request due to it not being in the PEA Life of mine plan.   The employed floatation diagram is sketched in Figure 34. The primary grinding size was 80% passing 150 µm while the regrinding size was P80 of 20 µm.  Reagent PAX was used as copper collector; fuel oil was added at primary grinding circuit for molybdenum recovery; cyanide was added at the regrind stage to control arsenopyrite flotation.  Rougher flotation was carried out at a natural pH level which was increased to a level of 11.5 at cleaner flotation stages.

Figure 34: La Joya Locked Cycle Flotation Test Diagram

The results of locked cycle flotation tests are summarised in Table 38.   High grade copper concentrates were obtained for both Manto and Structure composite samples.  About 86% of copper and 77% silver were recovered in Manto concentrate grading at 36.6% Cu and 4,460 gpt Ag.   About 84% copper and 77% silver were concentrated with Structure sample, grading at 33.7% Cu and 4,300 gpt Ag.

Gold concentration in the copper concentrates are 12.9 gpt Au for Manto and 9.6 gpt for Structure. In addition to that, elevated gold and silver were found in 1st cleaner tailings in a range of 0.36 to 0.81 gpt Au and 58 to 99 gpt Ag for both samples. Leaching tests were performed to recover these metals.

The molybdenum levels in both samples concentrates are not high enough to produce a separate product of molybdenum concentrate.

Table 38: Summary of Batch Cleaner Test Results – Baseline (KM3444-05)

Manto	Wt	Assay (%, or gpt)*					Distribution (%)
	%	Cu	Mo	S	Ag	Au	Cu	Mo	S	Ag	Au
3rd Cl. Conc.	0.8	36.6	0.19	19.2	4,460	12.9	86	48	66	77	55
1st Cl. Tail.	5.3	0.26	0.009	0.59	58	0.36	4	14	13	7	10
Rou Tail.	93.8	0.04	0.001	0.1	8	0.1	10	38	20	16	35
Feed (Calc.)	100	035	0.003	0.24	47	0.19	100	100	100	100	100
Structure	Wt	Assay (%, gpt)*					Distribution (%)
	%	Cu	Mo	S	Ag	Au	Cu	Mo	S	Ag	Au
3rd Cl. Conc.	1.1	33.7	0.14	18.6	4,300	9.61	84	56	68	77	40
1st Cl. Tail.	5.5	0.47	0.007	0.90	99	0.81	6	14	16	9	16
Rou Tail.	93.4	0.05	0.001	0.05	10	0.13	10	30	16	15	43
Feed (Calc.)	100.0	0.46	0.003	0.31	64	0.27	100	100	100	100	100
*Au and Ag are in gpt, all others are in %

The 3rd cleaner flotation concentrates from the locked cycle tests of both Manto and Structure were analysed for the major and minor elements.  Table 39 lists the analysis results. High grade copper concentrates were produced with high silver content and payable level of gold.  Elevated levels of arsenic, antimony, bismuth, and fluorine are above typical smelter penalty limits.  This is a common situation within the local copper mines. Further testing work is recommended to lower the levels of the elements.

Table 39: Elemental Analysis of Manto and Structure Copper Concentrate Samples (Before Test Control of Penalty Elements)

| Element | Symbol | Units | Manto Copper Concentrate Cycles III-V | Structure Copper Concentrate Cycles III-V |
|---|---|---|---|---|
| Aluminum | Al | % | 0.52 | 0.50 |
| Antimony | Sb | % | 1.26 | 0.62 |
| Arsenic | As | % | 1.32 | 2.34 |
| Bismuth | Bi | g/t | 14650 | 8830 |
| Cadmium | Cd | g/t | 309 | 446 |
| Calcium | Ca | % | 7.00 | 5.08 |
| Cerium | Ce | g/t | 3.5 | 3.1 |
| Cobalt | Co | g/t | 68 | 195 |
| Copper | Cu | % | 36.6 | 34.3 |
| Fluorine | F | g/t | 1310 | 1080 |
| Gold | Au | g/t | 12.6 | 9.28 |
| Iron | Fe | % | 10.4 | 9.98 |
| Lead | Pb | g/t | 18900 | 19950 |
| Magnesium | Mg | % | 0.31 | 0.94 |
| Manganese | Mn | g/t | 1510 | 1760 |
| Mercury | Hg | g/t | 4 | 2 |
| Molybdenum | Mo | g/t | 2140 | 1510 |
| Nickel | Ni | g/t | 819 | 685 |
| Phosphorus | P | g/t | 300 | 100 |
| Selenium | Se | g/t | 530 | 440 |
| Strontium | Sr | g/t | 112 | 44 |
| Sulphur | S | % | 19.2 | 18.9 |
| Silver | Ag | g/t | 4452 | 4365 |
| Tellurium | Te | g/t | 246 | 164 |
| Tin | Sn | g/t | 1890 | 1370 |
| Zinc | Zn | g/t | 12800 | 39300 |

13.3.3.6	Leach Tests

Cyanidation tests were performed on the 1st cleaner tailings generated from the locked cycle flotation tests of the Manto and Structure samples.  The leaching test results with varied time are shown in Figure 35.   The gold extraction rate after 48 leaching was 84% for Manto and 92% for Structure; the silver extraction rate was over 90% for both composite samples.

Figure 35: Cyanidation Leach Kinetics on Manto and Structure 1st Cleaner Tailings
High cyanide consumption was reported during the test, in a range of 7.1 to 11.6 kg/t for both samples.  This may be caused by high levels of the copper contained in the 1st cleaner tailings.  Further tests are recommended to optimize cyanide consumption rate in the next phase.

13.3.3.7	Gravity Concentration

A series of preliminary gravity tests were carried out on Contact, Manto, and Structure samples for tungsten, tin, and precious metal recoveries (Figure 35). A low tungsten recovery in Contact sample was obtained that may indicate tungsten is finely associated within the samples. Silver and gold recoveries are both lower than 5% grading at 12 gpt Ag and 0.28% Au.  Recovery of tin for Manto an d Structure composites was between 2 to 3%, grading at approximately 1,500 r/t Sn and 1,600 gpt Sn.  In addition, bismuth in the gravity concentrates was assayed to determine if the gravity concentration can help to reject the element. Recovery rate of bismuth was about 5% to 6% at a grade of 848 to 884 gpt of the gravity concentrate, which is low in terms of bismuth removal efficiency.

Table 40: Gravity Test Results on Contact Composite Samples – Pan Concentrates

Samples	Assay %, or g/t						Distribution %
	Au	Ag	Cu	Bi	Sn	W	Au	Ag	Cu	Bi	Sn	W
Contact	0.28	12	0.10	116	249	3,009	4.7	4.8	1.7	2.7	7.4	3.6
Manto	1.41	352	2.5	848	1,480	-	12.5	11.7	11.5	5.9	3.3	-
Structure	1.50	512	3.5	884	1,580	-	7.0	8.8	8.7	5.0	2.3	-

13.4	Conclusions

Mineral processing and metallurgical test programs were conducted on three composite samples of Contact, Manto and Structure mineralization zones in the MMT area of La Joya property.

Initial metallurgy tests in 2011 suggested the mineralization may be amenable to conventional flotation concentration.  This was confirmed in the subsequent test program during 2012 to 2013, which is a comprehensive program including ore hardness, mineralogy, flotation concentration, cyanadation leaching and gravity separation tests.  The following observations were made from this test program:

▪
Material hardness data were determined from the SMC, Bond work index and abrasion index measurements.  Manto and Structure samples were considered as medium hard while Contact sample was harder in terms of resistance to impact breakage.  The grindability the three composites were similar and categorised as medium hard and mild abrasive materials.

▪
With metallurgy performance, Manto and Structure composite samples produced high grade copper concentrates as of 36.6% Cu for Manto and 34.3% Cu for Structure, each with a high level silver over 4 kg/t and a payable level gold between 9.6 to 12.9 gpt Au.  As a comparison, Contact composite concentrate had a lower grade of 17% Cu associated with 670 gpt Ag and 17.4 gpt Au.

▪
The high grade copper concentrates from Manto and Structure, however, also contained elevated arsenic, antimony, and bismuth.  Varied depression tests were completed with only success being made in the arsenic control.   The poor depression on antimony and bismuth may be caused by elements associations with copper and silver minerals. Further testwork is recommended.

▪
High level cyanidation leaching and gravity tests were conducted to investigate the recovery of silver, gold and other potential economic elements including tungsten and tin.   Cyanidation tests showed positive results while at a high cyanide consumption rate on Manto and Structure cleaner tailings.  The gravity tests only produced low recoveries for tungsten and tin on the tested samples.

14.0	MINERAL RESOURCE ESTIMATES

The following section has been reproduced from the technical report entitled “Updated Resource Estimate for the La Joya Property, Durango, Mexico”, filed by SilverCrest on March 27, 2013. Tetra Tech considers the March 2013 estimates to be the current Mineral Resources for property as no material work has taken place on the property since the filing of that report. The Mineral Resource Estimates described below were prepared by Tetra Tech to conform to the guidelines set forth by National Instrument 43-101 and incorporates terms as defined by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines.

The MMT and Santo Nino deposits are considered to be polymetallic Ag-Cu-Au-W-Mo skarn deposits, with metal distributions for W and Mo spatially related to the Ag-Cu-Au resources. The Coloradito deposit is recognized as a polymetallic W-Mo deposit with associated Ag-Au-Cu. Three individual Mineral Resource Estimates are presented for MMT, Santo Nino and Coloradito.

14.1	Previous NI 43-101 Resource Estimate (Phase 1, Jan 5, 2012)

Tetra Tech prepared an initial Mineral Resource Estimate for the property in February 2012. The resource estimate was based on verified sampling from the 27 hole (5,753.70 metres) SilverCrest Phase I program, eight validated Luismin core holes (2,574.35 metres) and 177 surface chip samples (totalling 3,764 assayed samples) collected between 1998 and 2011. The analytical data was used as the basis for geological interpretation and for the construction of mineralized solids created as triangulations using Gemcom GEMS software. The resource estimate was limited to the MMT zone and did not include Santo Nino or Coloradito. The analytical data was interpolated into a percent block model using the inverse distance squared (ID2) method and was constrained by the mineralized solids. Three Mineral Resource Estimates representing silver-copper-gold, lead-zinc and tungsten distribution were reported in the report as outlined in Table 41 through Table 43, below.

Table 41: Phase I Inferred Ag-Cu-Au Resource Estimation for the La Joya Deposit, Effective Date January. 5, 2012
Category**	AgEQ Cut-off Grade (gpt)	Rounded Tonnes	SG	Ag (gpt)	Au (gpt)	Cu (%)	Contained Ag Ounces	Contained Au Ounces	Contained Cu Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	3	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	3	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	3	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000
Inferred	100	6,312,000	3	99	0.21	0.85	20,117,000	43,500	117,846,000	37,070,000
Inferred	200	1,841,000	3	156	0.24	1.45	9,258,000	14,200	58,826,000	17,346,000
Inferred	>300	572,000	3	218	0.38	2.17	4,017,000	6,900	27,443,000	7,806,000
*Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
***Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 gpt AgEQ using the metal price ratios described above.

Table 42: Phase I Inferred Zn-Pb Resource Estimation for the La Joya Deposit, Effective Date January 5, 2012

Category*	Pb+Zn Cut-off Grade (%)	Rounded Tonnes	Zn (%)	Pb (%)	Pb+Zn (%)
Inferred	0.5	2,199,000	0.66	0.29	0.95
Inferred	0.75	914,000	1.01	0.40	1.42
Inferred	1	533,000	1.32	0.49	1.81
Inferred	2	138,000	2.44	0.80	3.24
Inferred	3	77,000	3.04	0.87	3.91
Inferred	>5	6,000	4.16	1.12	5.28
*Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

Table 43: Phase I Inferred W Resource Estimation for the La Joya Deposit, Effective Date January 5, 2012

Category*	WO3 Cut-off (%)	Rounded Tonnes	WO3 (%)
Inferred	0.025	17,270,000	0.024
Inferred	0.05	5,308,000	0.064
Inferred	0.10	598,000	0.101
Inferred	>1.261	54,000	0.147
*Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

Methodology used in the 2012 estimation is generally consistent with the methodology applied in the current, 2013 estimate. The block model derived from the Phase I drilling was limited in spatial extent to the northern portion of the MMT relative to the increased overall coverage of the Phase II drilling.

The 2012 Mineral Resource Estimate is superseded by the 2013 estimate and should be regarded as historical in the context of the La Joya property.

14.2	Current NI 43-101 Resource Estimation (Phase II)

14.2.1	Basis of Current Estimate

This 2013 resource estimate (Phase II) is based on the sampling from an additional 78 SilverCrest core holes (25,812.65 metres) drilled during 2011-2012, and an additional 11 validated Luismin core holes (4,272.63 metres).

The MMT 2013 resource update is based on an additional 51 SilverCrest drill holes (13,994.35 metres) and a further two (1,239.72 metres) validated or resampled Luismin drill holes, drilled between 1998 and 2011. Two additional unverified low grade Luismin RC holes (A-11 & A-14; 1,115.57 metres) were incorporated to bracket high grade in one isolated hole LB96-04RS during interpolation runs.

The Coloraditio resource component is based on 11 Phase II SilverCrest drill holes (4,866.50 metres) and 6 resampled or validated Luismin core holes (1,886.71 metres) totalling 6,753.21 metres, with a total of 2,127 assayed samples for the period during 2008 and 2012.

The 2013 Santo Nino resource estimate is based on nine SilverCrest drill holes (2,515.00 metres) and three validated Luismin core holes (1,146.20 metres) and uses 1,146 samples.

The analytical data was used as the basis for geological interpretation and for the construction of mineralized solids created as triangulations using Gemcom GEMS v6.4.1 software. The analytical data was interpolated into a block model using the inverse distance squared (ID2) method and was constrained by the mineralized solids. Three Mineral Resource Estimates representing silver-copper-gold, tungsten and molybdenum distribution have been reported in Section 14.4 below.

Additional drill campaigns have been conducted on the property both before and during the 1998-2011 period; however, the data sets from these programs could not be verified and were not considered to provide an adequate level of confidence for use in resource estimation. Geological information from these datasets may have selectively been used to aid in the geological interpretation of the model; however, in these cases the analytical data has not been used in the resource estimate.

The geological model has been built referencing the WGS 84 zone 13Q co-ordinate system, the origins and bounds of the block model are listed in Table 44. Topographic data used in the model was collected by Eagle Mapping in November of 2010 using a fixed wing aircraft to create a digital terrain model (DTM) accurate to 2 metre resolution. Elevations collected by SilverCrest personal at drill hole casings using handheld GPS generally reported 10-14 metres higher than the DTM surface. This observation was confirmed by Tetra Tech in the field. Consistent deviations such as this are not considered to be uncommon and are a result of differences in the geodetic datum used by the handheld GPS and the aerial survey. All surface drill hole and sample locations were vertically adjusted to fit the DTM.

Table 44: GEMS Block Model Bounds, Dimensions and Rotation Used for the LJ_2012, LJ2012COL and LJ_2012_SN Database

Database	Direction	Origin	Block Size (m)	Number of Blocks	Dimension (m)	Rotation (deg)
LJ_2012	East	609,250	5	270	1350	0
	North Origin	2,639,400	5	420	2100	0
	Elevation Origin	2,650	5	210	1050	0
LJ2012COL	East	608,000	5	200	1000	0
	North Origin	2,640,375	5	125	625	0
	Elevation Origin	2,350	5	102	510	0
LJ_2012_SN	East	610,600	5	90	450	0
	North Origin	2,639,800	5	160	800	0
	Elevation Origin	2,500	5	120	600	0
Note: origin is based on the UTM WGS 84 projection, and is located at the upper northwest corner of the model

14.2.2	Metal Price Analysis and Silver Equivalent Calculation

The La Joya deposit is polymetallic and demonstrates mineralogical correlation between silver, copper and gold concentrations. Silver mineralization is typically is demonstrated to be the most abundant of the three metals and was selected as the base of a metal equivalency for both interpretation and reporting purposes. A dataset of average monthly metal prices for silver, copper and gold were used by Tetra Tech to determine 5-year metal price trends as seen in

Figure 36 to Figure 38. A silver equivalent value (AgEQ) was calculated based on these price ratios, as presented in Table 45. An assumption of 100% metal recovery was used for all metals for the purposes of calculating silver equivalent values and reporting of this resource estimation.

Figure 36: 5-year silver metal price trend

Silver Price (PM Fix, $USD/oz)
45
40
35
30
25
20
15
10
5
0
2009
2010
2011
2012
2013
Silver (PM Fix)
Silver - 36 month moving av
Silver - 60 month moving average
Silver - Oct 2013 60 month average
Silver - Oct 2013 60 month average +20%
Silver - Oct 2013 60 month average -20%

Figure 37: 5-year gold price trend

2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Gold Price (PM Fix, $USD/oz)
2009
2010
2011
2012
2013
Gold (PM Fix)
Gold - 36 month moving av
Gold - 60 month moving average
Gold - Oct 2013 60 month average
Gold - Oct 2013 60 month average +20%
Gold - Oct 2013 60 month average -20%

Figure 38: 5-year copper price trend

5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Copper Price (PM Fix, $USD/lb)
2009
2010
2011
2012
2013
Copper (PM Fix)
Copper - 36 month moving av
Copper - 60 month moving average
Copper - Oct 2013 60 month average
Copper - Oct 2013 60 month average +20%
Copper - Oct 2013 60 month average -20%

Table 45: 5-Year Metal Price Trends and AgEQ Calculation for Silver, Copper and Gold used in Mineral Resource Estimate

Metal	5-year Trend Metal Price	Price/tonne ratio to Ag
Ag	$24/oz (troy)	1:1
Cu	$3/lb ($6,615/t)	86:1
Au	$1,200/oz(troy)	50:1

AgEQ	=Ag(gpt) + 86*Cu% + 50*Au(gpt)

14.2.3	Specific Gravity Used in Resource Estimation

Routine in situ SG testing was introduced in Phase II drill hole samples. Drill core samples were tested on site by SilverCrest personnel using a standard scale and bucket measuring apparatus and results were tabulated in the corresponding drill hole logs. During Phase I all samples were sent to ALS Chemex for specific gravity testing using the pycnometer method for pulps (OA-GRAb).

Samples were tested to characterize specific gravity variation by rock code as discussed in Section 9.2.1. A total of 1,279 SG samples from Phase I and II have been grouped based on lithology, averaged and plotted. The modified box and whisper plot (Figure 39) show the SG mean with whiskers showing the range of each sample for each lithology. Samples have been grouped into Breccia (Brx), Intrusive (Int), Hornfels (H), Limestone (Lm), Sandy grits (Lut), Marble (M) and Skarn (Sk). Mineralization is typically in association with samples reported as SK and HORN, and is rarely in association with samples reported as LM, INT and MAR (Table 12).

Some outliers exist in the dataset, such as in INT and LUT lithologies while SK shows the greatest consistent range in specific gravity values which is attributed to varying sulphide and metal concentrations in association with the skarn mineralization. A specific gravity value of 3.0 was selected based on the approximate average values for those rock codes associated with mineralization and was applied to all blocks within the model for resource estimation.

Figure 39: Distribution of specific gravity by rockcode. (n=1,279).

Figure 42 show the further SG segregation for each of the three modeled solids (Manto, Contact Skarn & Structure) created for the 2012 La Joya resource estimation. Due to the interpretation of drill core logging and solid creation based on the grade, each of the three solids has a range of lithologies included within. For each solid the average SG is calculated which when rounded equates to an overall average SG of 3 g/cm3 that has been adopted for the 2013 La Joya block model.

Figure 40: Specific gravity distribution by solid; Manto

Figure 41: Specific gravity distribution by solid: Contact Skarn

Figure 42: Specific gravity distribution by solid: Structure

Table 46 shows the summary statistics for each of the main three domains used in the GEMS model. Note that only the samples that occur within these solids are used in these calculations.

Table 46 : GEMS Solid SG Distribution Summary

	Manto	Contact Skarn	Structure
Mean	3.05	3.07	3.04
Median	3.0	3.10	3.00
Mode	2.8	3.20	2.80
Standard Deviation	0.2784	0.2673	0.3050
Range	2.92	1.40	2.92
Minimum	2.6	2.50	2.60
Maximum	5.52	3.90	5.52
Count	444	202	243

14.3	Geological Model Used in the Interpretation

Interpretation used for the geological model was prepared by Tetra Tech through discussions with SilverCrest personnel, independent field observations and review of documentation. The block model and resulting resource estimate was completed by Tetra Tech using Gemcom GEMS v6.4.1 geological modelling software.

Initial grade thresholds for cross-sectional interpretation in defining continuous mineralization on the property were defined for each of the three styles of mineralization discussed in Section 7.3. Three sets of mineralized solids representing these styles of mineralization, were created in GEMS and coded as manto, structure or contact skarn. The mineralized solids were used to constrain interpolation within the block model.  Figure 43 and Figure 44 were interpreted from lithological data from drill logs and using a >15gpt AgEQ low grade threshold, which generally conformed to upper and lower contacts of the stratiform manto horizons. Internal dilution interspersed within the manto horizon was preserved to ensure that mineral distribution heterogeneity was incorporated into the block model. The manto solids were oriented as sub-horizontal bodies and were extended to 50 metres laterally beyond the most peripheral drill hole. In total, eight solids were used to model the stacked stratiform nature of the manto mineralization in the model.

Mineralization contained within the structural corridors Figure 43 and Figure 44 was constrained by 16 sub-vertical solids ranging from 15 to 50 metres in thickness. These solids are interpreted to contain the SCSV mineralization and were modelled to include both proximal skarn mineralization and the late stage vein filled fractures that have been interpreted to occupy the northeast-southwest trending corridors. A grade threshold of 15 gpt silver and an antimony concentration of >50ppm in conjunction with lithological data were used as the basis for interpretation of these solids. These structural solids were extended to the range of the manto solids.

The contact skarn mineralization (Figure 43 and Figure 44) was constrained by one solid that was divided into three sections due to the large extent with variable orientations due to its draping morphology. The solids were modelled to constrain interpolation of tungsten grades within the retrograde skarn along the contact between the Sacrificio intrusion and the Cuesta del Cura Limestone. A lower limit of 200 ppm tungsten in addition to lithological data was used as the basis for the interpretation of the solids. The solids range from 20 to 75 metres (averaging approximately 40 metres) in vertical thickness. Manto mineralization and SCSV mineralization have been interpreted to overprint the contact skarn. The contact skarn solids were extended to 50 metres laterally beyond the most peripheral drill hole. Further drilling in the contact skarn is recommended to fully quantify the lateral extent between the MMT and Santo Nino and evaluate the potential extension to the east beyond Santo Nino.

Coloradito had a different model arrangement due to the different style of geology (Figure 45). A mineralized contact skarn partially cusps the Coloradito intrusive. The skarn and quartz breccia are both mineralized and have been taken into account in the model.

Figure 43: 3D screen shot of GEMS MMT geological model (looking oblique down and to south east)

500 m

LEGEND

Contact Skarn

Structure

Manto Solids

NOTES

STATUS

CLIENT

SilverCrest

eba
A TETRA TECH COMPANY

La Joya
NI43-101 Technical Report

Oblique View
Geological Model
Looking Southeast

| PROJECT NO. | DWN | CKD | APVD | REV |
| --- | --- | --- | --- | --- |
| | | | | 1 |
| OFFICE EBA-VANC | DATE March, 2013 | | | |

Figure 42

Figure 44: 3D screen shot of GEMS Santo Nino geological model (looking to west)

150 m

**LEGEND**

| | |
|---|---|
| Contact Skarn | |
| Structure | |
| Manto Solids | |

NOTES

STATUS

CLIENT

SilverCrest

eba
A TETRA TECH COMPANY

**Santo Nino**
**NI43-101 Technical Report**

**Oblique View**
**Geological Model**
**Looking Southwest**

| PROJECT NO. | DWN | CKD | APVD | REV |
|---|---|---|---|---|
| V | | | | 1 |
| OFFICE | DATE | | | |
| EBA-VANC | March, 2013 | | | |

**Figure 43**

Figure 45: 3D screen shot of GEMS Coloradito geological model (looking oblique down and to north east)

250 m

**LEGEND**

| | |
|---|---|
| (pink) | Intrusive |
| (red) | Dyke |
| (purple) | Contact Skarn |
| (yellow) | Quartz Breccia |

NOTES

STATUS

CLIENT

SilverCrest

eba A TETRA TECH COMPANY

**Coloradito**
**NI43-101 Technical Report**

**Oblique View**
**Geological Model**
**Looking Northeast**

| PROJECT NO. | DWN | CKD | APVD | REV |
|---|---|---|---|---|
| | | | | 1 |
| OFFICE EBA-VANC | DATE March, 2013 | | | |

**Figure 44**

Figure 46: Vertical cross section view of La Joya block model and mineralized solids (looking east)

2400.00 Y
2200.00 Y
2000.00 Y
600
800.00 X
1000.00 X
1200.00 X
1400.00 X
1600.00 X
1800.00 X
2000.00 X
New Structural Corridor
Embotelladora Structural Corridor
New Structural Corridor
Tecolote Structural Corridor
Yeyis Structural Corridor
Hedionda Structural Corridor

**LEGEND**

AgEQ (gpt)

- 1-15
- 15-30
- 30-50
- 50-100
- 100-200
- 200-9999

NOTES

STATUS

CLIENT

SilverCrest

eba
A TETRA TECH COMPANY

**La Joya**
**NI 43-101 Technical Report**

**Longitudinal Section**
**340 Azimuth**
**Looking Northeast**

| PROJECT NO. | DWN | CKD | APVD | REV |
| --- | --- | --- | --- | --- |
| | | | | 1 |
| OFFICE | DATE | | | |
| EBA-VANC | March 2013 | | | |

**Figure 45**

14.3.1	Lithocoding used in the GEMS block model

Table 47 lists the lithocodes that have been applied to the MMT and Santo Nino block model (Figure 38 to Figure 39 and Figure 41). These codes do not necessarily correspond with the rockcodes presented in Table 12, but rather represent a generalized coding based on the geological model interpretation. All blocks that were contained by more than 0.1% with the SCSV solids were assigned the STRUCT lithocode. All blocks within the manto solids but external to the SCSV solids were assigned the MANTO lithocode. All other blocks within the model were assigned codes according to the description provided in Section 7. Based on the averaged specific gravity (Section 14.2.3), a value of 3.0 was applied to all material with the exception of blocks coded as AIR.

Table 47: Rockcodes Applied to MMT and Santo Nino Block Model

Block Model Rockcode	Description
SKARN	Includes both proximal and distal skarn formed within the interpreted manto solids
STRUCT	Includes both proximal skarn, stockwork and vein mineralization contained within the SCSV solids
HT	Includes blocks at intercepting manto and structures.
SKCTC	Includes all material that drapes INT
INT	Includes all material below the intrusive contact
AIR	Includes all blocks above the topographic surface
WASTE	Includes all remaining blocks bound between the topographic surface and the intrusive, and that are external to the manto and SCSV solids

Table 48 lists the lithocodes that have been applied to all blocks contained within the Coloradito model. These codes do not necessarily correspond with the rockcodes presented in Table 12, but rather represent a coding based on the interpreted geological model. Based on the averaged specific gravity (Section 14.2.3), a value of 3.0 was calculated for each rockcode and applied to all of the materials with the exception of blocks coded as AIR.

Table 48: Rockcodes Applied to Coloradito Block Model

Block Model Rockcode	Description
SKARN	Includes both proximal and distal skarn formed within the interpreted solids
QTZBRX	Includes quartz breccia the crescent shaped deposit present between the intrusive and skarn.
INT	Includes all material below the intrusive contact
AIR	Includes all blocks above the topographic surface
LM	Includes all remaining blocks bound between the topographic surface and the intrusive, and that are external to the manto and SCSV solids
DYKE	All material in the bounding dyke to the east of INT
SKCTC	Includes material in solid on the east adjacent to dyke

14.3.2	Main Mineralized Trend (MMT) Geostatistics

The MMT had a total of 7,560 raw samples contained within three mineralized domains (Structure, Manto, Contact Skarn) collected from core sampling (Phase I and II, verified historic) that were used in the geological model for resource estimation. Raw samples were composited to 2 metre weighted averages and only composite samples contained within the mineralized solids were included for resource estimation. Table 49 to Table 63 detail raw sample data for each domain type of the MMT, followed by normalization and ‘reduction’. The result is a total of 11,067 normalized 2 metre composite samples. Of these, 6,570 samples represented manto mineralization with an average of 821 samples per manto, 3,692 samples were SCSV mineralization, and 805 samples represented contact skarn mineralization. The 2 metre composite samples used for interpolation were not used for calculations in more than one style of mineralization in the resource estimate. The statistics of data points represented below only account for each data point once. Resulting blocks interpolated >15 gpt, >30 gpt and >60 gpt AgEQ cut-off are listed within Table 49 to Table 63.

Table 49: Main Mineralized Trend – Manto Raw Non-Composited Descriptive Metal Data

MMT- RAW Non - Composited Data- Manto	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	15.63	0.16	0.14	0.028	0.048	121.28	481.91
Standard Error	0.95	0.02	0.01	0.003	0.005	4.52	46.94
Median	2.7	0.04	0.03	0.000	0.010	10	71
Mode	1	0.01	0.01	0.000	0.010	10	30
Standard Deviation	51.21	1.12	0.51	0.165	0.251	241.2	2505.7
Sample Variance	2623	1.25	0.26	0.027	0.063	58,183	6,278,676
Skewness	7.74	42.2	11.9	10.667	11.38	3.661	11.419
Range	834	55	11.9	4.000	5.340	2619	53,399
Minimum	0	0	0	0.000	0.000	1	1
Maximum	834	55	11.9	4.000	5.340	2620	53,400
Count	2914	2914	2914	2833	2833	2848	2850
97.5th	118.18	0.95	1.00	0.280	0.282	760.0	2841
99th	264.19	1.65	1.88	1.000	1.034	1135	10,228

Table 50: Main Mineralized Trend – Manto 2 metre Composited Descriptive Metal Data

MMT- 2m Composited Data-Manto	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	16.64	0.16	0.12	0.033	0.036	79.96	32.29
Standard Error	0.59	0.01	0.00	0.002	0.002	2.14	1.27
Median	3.3	0.04	0.03	0.000	0.007	10	10
Mode	1	0.01	0.01	0.000	0.003	10	3
Standard Deviation	47.46	0.61	0.33	0.151	0.164	173.83	102.57
Sample Variance	2252.6	0.38	0.11	0.023	0.027	30,217	10,521
Skewness	7.50	23.12	6.71	6.670	15.098	4.49	16.81
Range	772	21.3	6.02	2.912	5.340	3100	3247
Minimum	0	0	0	0.000	0.000	0	0
Maximum	772.0	21.30	6.02	2.912	5.340	3100	3247
Count	6570	6570	6570	6570	6570	6570	6570
97.5th	132.18	0.90	0.95	0.456	0.266	600.78	163.00
99th	238.87	1.60	1.75	1.000	0.597	840.00	290.31

Table 51: Main Mineralized Trend – Manto 2 metre Composited >15 AgEQ Descriptive Metal Data

MMT- 2 m Composited Manto Data; AgEQ >15 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	36.57	0.32	0.26	0.046	0.069	102.56	31.90
Standard Error	1.30	0.02	0.01	0.003	0.005	4.04	1.74
Median	14.25	0.15	0.11	0.000	0.012	14	11.00
Mode	5.00	0.03	0.01	0.000	0.003	10	1.00
Standard Deviation	68.3	0.9	0.5	0.166	0.247	212.7	91.4
Sample Variance	4663.9	0.8	0.2	0.027	0.061	45,224	8355
Skewness	5.10	15.82	4.53	6.592	10.107	4.27	12.81
Range	772.0	21.3	6.0	2.912	5.340	3100	2037
Minimum	0.0	0.0	0.0	0.000	0.000	0.0	0.0
Maximum	772.0	21.3	6.0	2.912	5.340	3100	2037
Count	2764.0	2764.0	2764.0	2764	2764	2764	2764
97.5th	233.1	1.6	1.7	0.517	0.562	710.0	173.7
99th	343.0	2.4	2.3	1.000	0.979	1028.7	304.8

Table 52: Main Mineralized Trend – Manto 2 metre Composited >30 AgEQ Descriptive Metal Data

MMT- 2 m Composited Manto Data; AgEQ >30 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	54.00	0.43	0.39	0.059	0.093	111.42	33.34
Standard Error	1.98	0.03	0.01	0.005	0.007	5.69	2.51
Median	27.9	0.18	0.21	0.001	0.012	15	12
Mode	26	0.03	0.01	0.000	0.003	10	1
Standard Deviation	81.96	1.15	0.56	0.187	0.304	235.23	103.97
Sample Variance	6717	1.32	0.31	0.035	0.092	55,335	10,809
Skewness	4.15	12.75	3.65	6.119	8.372	4.25	12.88
Range	772	21.3	6.02	2.912	5.340	3100	2037
Minimum	0	0	0	0.000	0.000	0	0
Maximum	772	21.3	6.02	2.912	5.340	3100	2037
Count	1712	1712	1712	1712	1712	1712	1712
97.5th	280.12	2.13	2.02	0.601	0.688	818.45	165.00
99th	409.12	3.56	2.94	0.994	1.407	1049.3	373.68

Table 53: Main Mineralized Trend – Manto 2 metre Composited >60 AgEQ Descriptive Metal Data

MMT- 2m Composited Data Manto AgEQ >60 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	88.540	0.571	0.621	0.080	0.130	107.554	34.478
Standard Error	3.442	0.053	0.023	0.008	0.014	8.650	3.366
Median	53.900	0.180	0.410	0.002	0.011	15.000	11.000
Mode	36.000	0.030	0.000	0.000	0.006	10.000	1.000
Standard Deviation	102.27	1.569	0.696	0.232	0.405	257.04	100.03
Sample Variance	10,458	2.461	0.484	0.054	0.164	66,069	10,008
Skewness	3.145	9.492	2.680	5.333	6.527	4.987	9.392
Range	772	21.29	6.02	2.912	5.34	3100	1722
Minimum	0	0.01	0	0	0	0	0
Maximum	772	21.3	6.02	2.912	5.34	3100	1722
Count	883	883	883	883	883	883	883
97.5th	364.92	2.99	2.62	0.76	1.15	900.30	207.25
99th	488.92	5.66	3.67	1.13	2.06	1264.4	475.86

Table 54: Main Mineralized Trend – Raw Non-Composited Structure Descriptive Metal Data

MMT- RAW Non - Composited Data- Structure	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	30.49	0.17	0.21	0.063	0.064	81.91	35.08
Standard Error	1.65	0.01	0.01	0.005	0.006	3.56	3.57
Median	4	0.04	0.03	0.000	0.010	10	9
Mode	1	0.01	0.01	0.000	0.010	10	1
Standard Deviation	95.02	0.66	0.69	0.271	0.332	201.21	204.43
Sample Variance	9029.7	0.44	0.47	0.074	0.110	40,487	417,944
Skewness	8.01	19.33	10.62	7.694	12.949	5.98	35.85
Range	1730	21.3	19.25	4.930	8.150	3100	9760
Minimum	0	0	0	0.000	0.000	0	0
Maximum	1730	21.3	19.25	4.930	8.150	3100	9760
Count	3336	3336	3336	3272	3272	3186	3288
97.5th	245.63	1.00	1.91	1.000	0.510	630.00	181.47
99th	469.55	1.86	3.06	1.000	1.296	1003.0	354.65

Table 55: Main Mineralized Trend -Structure Descriptive Statistics for 2 metre Composited, Metal Data

MMT- 2 m Composited Data-Structure	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	18.99	0.15	0.13	0.046	0.041	64.57	28.74
Standard Error	0.85	0.01	0.01	0.003	0.003	2.54	1.54
Median	3.7	0.04	0.02	0.000	0.007	10	9
Mode	1	0.01	0.01	0.000	0.003	10	1
Standard Deviation	51.51	0.60	0.36	0.187	0.172	154.48	93.68
Sample Variance	2653.5	0.36	0.13	0.035	0.030	23,865	8775.6
Skewness	6.57	22.69	6.24	5.806	10.479	6.61	18.01
Range	772	21.3	6.02	2.912	3.200	3100	3247
Minimum	0	0	0	0.000	0.000	0	0
Maximum	772.00	21.30	6.02	2.912	3.200	3100.0	3247.0
Count	3692	3692	3692	3692	3692	3692	3692
97.5th	149.41	0.83	1.10	0.796	0.337	460.73	155.00
99th	256.59	1.39	1.81	1.000	0.684	704.54	289.18

Table 56: Main Mineralized Trend –2 metre Composited Structure>15 AgEQ Descriptive Metal Data

MMT- 2 m Composited Structure Data; AgEQ >15 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	74.34	0.23	0.50	0.092	0.132	93.29	1319.53
Standard Error	3.20	0.03	0.02	0.009	0.012	7.85	122.38
Median	40.70	0.10	0.29	0.004	0.016	18	158
Mode	20.00	0.04	0.03	0.000	0.006	10	60
Standard Deviation	90.82	0.80	0.64	0.254	0.347	222.39	3467.80
Sample Variance	8248.3	0.65	0.41	0.064	0.120	49,458	12,025,625
Skewness	3.49	22.69	3.13	5.267	5.041	6.52	5.04
Range	757.00	21.30	6.02	2.912	3.200	3100	31,996
Minimum	15	0	0	0	0	0.00	0
Maximum	772	21.3	6.02	2.912	3.200	3100	31996
Count	803	803	803	803	803	803	803
97.5th	333.42	0.96	2.44	0.799	1.004	579.50	10,037
99th	445.29	1.40	3.12	1.359	2.009	1034.86	20,092

Table 57: Main Mineralized Trend Structure Descriptive Statistics for 2 metre Composited >30 AgEQ Metal Data

MMT- 2 m Composited Structure Data; AgEQ >30 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	78.24	0.24	0.53	0.094	0.134	96.61	31.11
Standard Error	3.38	0.03	0.02	0.010	0.013	8.35	4.24
Median	44.20	0.11	0.30	0.003	0.014	19	10.00
Mode	20.00	0.04	0.17	0.000	0.006	10	1.00
Standard Deviation	92.66	0.83	0.65	0.262	0.356	228.962	116.09
Sample Variance	8585.4	0.69	0.42	0.069	0.127	52,424	13,477
Skewness	3.40	22.03	3.07	5.113	4.943	6.34	12.74
Range	757	21.3	6.02	2.912	3.200	3100	2037
Minimum	15.00	0.00	0.00	0.000	0.000	0	0.00
Maximum	772.00	21.30	6.02	2.912	3.200	3100	2037.00
Count	751	751	751	751	751	751	751
97.5th	338.50	0.98	2.58	0.837	1.085	605.00	138.50
99th	452.25	1.41	3.14	1.391	2.032	1087.5	306.50

Table 58: Main Mineralized Trend Structure Descriptive Statistics for 2 metre Composited >60 AgEQ Metal Data

MMT- 2m Composited Data Structure AgEQ >60 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	104.614	0.304	0.717	0.114	0.161	112.125	32.416
Standard Error	4.623	0.045	0.032	0.014	0.018	11.600	4.742
Median	66.200	0.130	0.500	0.003	0.013	20.000	11.000
Mode	36.000	0.060	0.290	0.000	0.006	10.000	1.000
Standard Deviation	103.571	1.005	0.721	0.305	0.407	259.897	106.241
Sample Variance	10,727	1.011	0.520	0.093	0.166	67,547	11,287
Skewness	2.939	18.401	2.618	4.515	4.231	5.883	11.229
Range	756.6	21.29	6.02	2.912	3.1996	3100	1722
Minimum	15.4	0.01	0	0	0	0.00	0
Maximum	772.00	21.30	6.02	2.91	3.20	3100.00	1722.00
Count	502.00	502.00	502.00	502.00	502.00	502.00	502.00
97.5th	377.35	1.33	2.93	1.01	774.27	1.42	152.28
99th	533.55	2.27	3.66	1.51	1199.40	2.15	361.87

Table 59: Main Mineralized Trend Contact Skarn Descriptive Statistics for Raw, Non-Composited Descriptive Metal Data

MMT- RAW Non - Composited Data Contact Skarn	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	3.04	0.09	0.04	0.009	226	0.00	38.60
Standard Error	0.20	0.01	0.00	0.002	0.001	8.35	1.71
Median	1	0.03	0.01	0.000	0.010	180	21
Mode	0.2	0.01	0	0.000	0.010	10	1
Standard Deviation	7.07	0.21	0.10	0.062	0.052	301.68	61.80
Sample Variance	49.98	0.05	0.01	0.004	0.003	91,012	3818.8
Skewness	8.32	6.88	7.42	13.496	6.080	2.29	6.18
Range	108	2.69	1.39	1.000	0.580	2380	823
Minimum	0	0	0	0.000	0.000	10	1
Maximum	108	2.69	1.39	1.000	0.580	2390	824
Count	1310	1310	1310	1304	1304	1304	1304
97.5th	17.90	0.55	0.28	0.050	0.140	1050.00	163.00
99th	27.96	0.92	0.37	0.180	0.300	1474.60	245.91

Table 60: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre-Composited Descriptive Metal Data

MMT- 2 m Composited Data-Contact Skarn	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	2.95	0.08	0.04	0.0094	0.0235	256.09	234.64
Standard Error	0.18	0.01	0.00	0.0021	0.0029	9.18	29.26
Median	1.3	0.03	0.01	0.0000	0.0095	180	95
Mode	0.2	0.01	0	0.0000	0.0027	10	27
Standard Deviation	5.20	0.15	0.07	0.0598	0.0830	260.43	830.26
Sample Variance	27.03	0.02	0.01	0.0036	0.0069	67,822	689,328
Skewness	5.15	4.27	5.24	12.8490	19.3079	1.66	19.31
Range	57.30	1.48	0.94	1.0000	2.0640	1574.0	20640
Minimum	0	0	0	0.0000	0.0000	0	0
Maximum	57.30	1.48	0.94	1.0000	2.0640	1574.0	20,640
Count	805	805	805	805	805	805	805
97.5th	16.04	0.529	0.21	0.0781	0.1268	936.5	1268
99th	23.75	0.80	0.31	0.1850	0.2422	1197.2	2421.76

Table 61: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre Composited >15 AgEQ Metal Data

MMT- 2 m Composited Contact Skarn Data: AgEQ >15 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	13.60	0.45	0.19	0.022	0.092	409.02	25.44
Standard Error	1.98	0.05	0.03	0.007	0.043	39.39	3.03
Median	7.5	0.315	0.115	0.000	0.024	363	22
Mode	4.8	0.23	0	0.000	0.000	0	2
Standard Deviation	13.70	0.34	0.19	0.051	0.299	272.89	20.97
Sample Variance	187.63	0.12	0.04	0.003	0.089	74,468	439.66
Skewness	1.66	1.05	1.82	2.983	6.377	0.67	0.95
Range	55.8	1.43	0.94	0.251	2.064	1249	76
Minimum	1.5	0.05	0	0.000	0.000	0	0
Maximum	57.3	1.48	0.94	0.251	2.064	1249	76
Count	48	48	48	48.00	48.00	48	48
97.5th	48.53	1.24	0.61	0.160	0.292	899.93	74.30
99th	53.35	1.39	0.79	0.208	1.235	1087.32	75.53

Table 62: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre Composited >30 AgEQ Metal Data

MMT- 2 m Composited Contact Skarn Data; AgEQ >30 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	12.87	0.41	0.17	0.019	0.079	371.33	25.85
Standard Error	1.63	0.04	0.02	0.006	0.035	35.06	2.80
Median	8.2	0.28	0.115	0.000	0.024	311	22
Mode	4.8	0.23	0	0.000	0.004	10	2
Standard Deviation	12.61	0.33	0.17	0.047	0.268	271.61	21.71
Sample Variance	158.92	0.11	0.03	0.002	0.072	73,773	471.21
Skewness	1.82	1.19	2.03	3.300	7.111	0.82	0.91
Range	56.2	1.46	0.94	0.251	2.064	1249	77
Minimum	1.1	0.02	0	0.000	0.000	0	0
Maximum	57.3	1.48	0.94	0.251	2.064	1249	77
Count	60	60	60	60	60	60	60
97.5th	47.90	1.18	0.58	0.160	0.279	891.23	75.53
99th	52.34	1.36	0.76	0.197	1.023	1046.04	76.41

Table 63: Main Mineralized Trend Contact Skarn Descriptive Statistics for 2 metre Composited >60 AgEQ Metal Data

MMT- 2m Composited Data Contact Skarn AgEQ >60 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	24.762	0.524	0.350	0.041	0.242	640.000	19.692
Standard Error	5.199	0.142	0.071	0.020	0.154	77.160	2.697
Median	22.300	0.240	0.310	0.008	0.052	654.000	19.000
Mode	-	-	-	-	-	-	-
Standard Deviation	18.744	0.512	0.255	0.073	0.555	278.204	9.724
Sample Variance	351.351	0.262	0.065	0.005	0.308	77397.500	94.564
Skewness	0.467	0.863	0.924	2.338	3.436	0.575	0.370
Range	54.9	1.43	0.94	0.2505	2.0613	1074	35
Minimum	2.4	0.05	0	0	0.0027	175	5
Maximum	57.3	1.48	0.94	0.2505	2.064	1249	40
Count	13	13	13	13	13	13	13
97.5th	54.78	1.42	0.85	0.21	1.53	1145.80	36.70
99th	56.29	1.46	0.90	0.23	1.85	1207.72	38.68

Tetra Tech feels that the reduction and interpolation of data values into the block model is well constrained and representative of the raw assay values. Cumulative probability plots shown in Figure 47 show an increase in grade control and elimination of lower grade dilution with successive data constraint.

Figure 47: MMT cumulative probability plots for silver, gold, copper, AgEQ, molybdenum and tungsten.

14.3.2.1	MMT High Grade Capping

Inspection of 2 metre composite grade distributions (Figure 48) for the MMT for silver, copper, gold, tungsten and molybdenum indicated that the data populations were positively skewed and may include multiple internal grade populations. Histogram distributions for each metal were used for visual determination of anomalous values and as the basis of high grade metal cap. High grade caps were applied to the 2 metre composites during interpolation of the block model using values of 550 gpt for silver, 6% for copper and 5.8 gpt for gold. No high grade cap was applied to molybdenum or tungsten data as distributions appear to be continuous and where outliers were noted, visual inspection confirmed that these samples occurred adjacent to other high grade samples in drill core records and are thereby not felt to be anomalous.

Figure 48: MMT histogram distributions of 2 metre composite data

14.3.3	Santo Nino Geostatistics

Santo Nino had a total of 583 raw samples hosted within three mineralized domains (Structure, Manto, and Contact Skarn). The samples were selected from core sampling data and were used in the development of the geological model used in resource estimation. The raw samples were composited to 2 metre weighted averages and only composite samples contained within mineralized solids were included for geostatistical analysis and interpolation. Table 64 to Table 75 show sample statistics for each of the three domains of Santo Nino. Data normalization and ‘reduction’ resulted in a total of 595 two (2) metre composite samples used in interpolation. Of these, 223 samples represented manto mineralization with an average of 56 per manto, 166 represented SCSV, and 206 the contact skarn. The 2 metre composite samples were used for interpolation in only one mineralization domain. Descriptive statistics for the raw and 2 metre composites and resulting >15 gpt, >30 gpt and >60 gpt AgEQ cutoffs are listed in Table 64 to Table 75.

Table 64: Santo Nino - Manto Descriptive Statistics for Raw, Non-Composited, Metal Data

Santo Nino - RAW Non - Composited Data-Manto	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	7.74	0.04	0.17	0.012	0.099	193.24	64.06
Standard Error	1.22	0.01	0.03	0.003	0.015	16.53	8.74
Median	2.3	0.02	0.02	0.000	0.015	90	18
Mode	0.5	0	0	0.000	0.010	10	1
Standard Deviation	18.13	0.12	0.38	0.051	0.221	246.34	130.17
Sample Variance	328.87	0.01	0.14	0.003	0.049	60,683	16,944
Skewness	5.68	10.28	4.47	7.222	3.353	1.90	4.76
Range	178.9	1.61	2.86	0.540	1.280	1190	1149
Minimum	0.1	0	0	0.000	0.000	10	1
Maximum	179	1.61	2.86	0.540	1.280	1200	1150
Count	222	222	222	222	222	222	222
97.5th	53.63	0.18	0.91	0.120	0.894	878.00	396.13
99th	88.06	0.45	2.08	0.240	1.131	1027.90	607.56

Table 65: Santo Nino – Manto 2 metre Composited Descriptive Metal Data

Santo Nino- 2 m- Composited Data-Manto	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	5.41	0.03	0.10	0.009	0.068	137.83	63.13
Standard Error	0.665	0.005	0.016	0.002	0.010	12.431	7.686
Median	1.8	0.01	0.01	0.001	0.015	60	19
Mode	0.1	0.01	0	0.000	0.006	10	5
Standard Deviation	9.93	0.08	0.23	0.027	0.155	185.64	114.78
Sample Variance	98.54	0.01	0.05	0.001	0.024	34,462	13,175
Skewness	3.945	7.463	5.076	4.428	4.615	2.230	3.718
Range	74.4	0.89	2.21	0.200	1.173	1010	850
Minimum	0.1	0	0	0.000	0.002	10	1
Maximum	74.5	0.89	2.21	0.200	1.175	1020	851
Count	223	223	223	223	223	223	223
97.5th	55.78	0.456	1.136	0.157	0.929	829	121.4
99th	64.708	0.6468	1.73	0.184	1.035	978.4	127.76

Table 66: Santo Nino – Manto 2 metre Composited >15 AgEQ Descriptive Metal Data

Santo Nino- 2 m Composited Manto Data; AgEQ >15 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	44.34	0.07	0.31	0.019	0.143	239.86	26.74
Standard Error	4.72	0.02	0.04	0.005	0.029	29.54	3.96
Median	33.85	0.04	0.22	0.001	0.049	150	12
Mode	16	0.04	0.17	0.000	0.026	20	7
Standard Deviation	38.05	0.13	0.35	0.042	0.232	238.12	31.92
Sample Variance	1447.94	0.02	0.12	0.002	0.054	56,702	1018.6
Skewness	3.76	4.58	3.21	2.866	2.931	1.49	1.87
Range	250.48	0.89	2.21	0.2	1.169	1010	137
Minimum	15.22	0	0	0	0.006	10	1
Maximum	265.7	0.89	2.21	0.2	1.175	1020	138
Count	65	65	65	65	65	65	65
97.5th	55.78	0.456	1.136	0.157	0.929	829	121.4
99th	64.708	0.6468	1.73	0.184	1.035	978.4	127.76

Table 67: Santo Nino – Manto 2 metre Composited >30 AgEQ Descriptive Metal Data

Santo Nino- 2 m Composited Manto Data; AgEQ >30 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	19.08	0.09	0.44	0.027	0.189	299.16	30.84
Standard Error	2.94	0.03	0.07	0.009	0.047	45.72	5.43
Median	11.6	0.04	0.34	0.001	0.059	195	18
Mode	4.8	0.04	0.23	0.000	0.026	75	5
Standard Deviation	17.89	0.16	0.42	0.053	0.288	278.10	33.01
Sample Variance	320.23	0.03	0.17	0.003	0.083	77,342	1089.8
Skewness	1.48	4.07	2.56	2.15	2.28	1.09	1.60
Range	73.1	0.88	2.21	0.200	1.169	990	121
Minimum	1.4	0.01	0	0.000	0.006	30	1
Maximum	74.5	0.89	2.21	0.200	1.175	1020	122
Count	37	37	37	37	37	37	37
97.5th	60.73	0.55	1.54	0.178	0.979	961.50	121.10
99th	68.99	0.75	1.94	0.191	1.097	996.60	121.64

Table 68: Santo Nino – Manto 2 metre Composited >60 AgEQ Descriptive Metal Data

Santo Nino- 2m Composited Data-Manto AgEQ >60 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	28.764	0.046	0.724	0.040	0.180	427.500	31.429
Standard Error	6.267	0.008	0.146	0.019	0.065	88.058	10.814
Median	26.650	0.040	0.640	0.000	0.113	367.500	15.000
Mode	6.800	0.030	0.640	0.000	-	710.000	4.000
Standard Deviation	23.451	0.028	0.545	0.070	0.244	329.482	40.462
Sample Variance	549.935	0.001	0.298	0.005	0.060	108,558	1637.19
Skewness	0.573	1.709	1.712	1.670	2.783	0.525	1.809
Range	69.700	0.100	2.160	0.200	0.946	990.00	121.00
Minimum	4.8	0.02	0.05	0	0.0114	30	1
Maximum	74.5	0.12	2.21	0.2	0.957	1020	122
Count	14	14	14	14	14	14	14
97.5th	69.528	0.110	1.966	0.192	0.743	998.875	121.675
99th	72.511	0.116	2.113	0.197	0.871	1011.550	121.870

Table 69: Santo Nino Structure Descriptive Statistics for Raw, Non-Composited, Metal Data

Santo Nino- RAW Non - Composited Data-Structure	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	22.42	0.04	0.45	0.025	0.253	208.54	71.18
Standard Error	4.00	0.00	0.11	0.009	0.069	16.04	8.50
Median	3.85	0.02	0.03	0.000	0.020	130	24.5
Mode	0.3	0.01	0.01	0.000	0.010	10	5
Standard Deviation	53.38	0.06	1.43	0.116	0.914	214.03	113.37
Sample Variance	2849.5	0.00	2.03	0.014	0.836	45,808	12,852
Skewness	3.64	3.09	4.64	6.675	5.684	1.35	3.30
Range	300.7	0.48	10.25	1.000	7.540	900	699
Minimum	0.3	0	0	0.000	0.000	10	1
Maximum	301	0.48	10.25	1.000	7.540	910	700
Count	178	178	178	178	178	178	178
97.5th	221.80	0.22	6.01	0.199	2.857	747.25	365.70
99th	279.44	0.25	7.48	0.747	5.545	852.30	644.49

Table 70: Santo Nino Structure Descriptive Statistics for 2 metre Composited, Metal Data

Santo Nino- 2 m- Composited Data-Structure	Ag (gpt)	Au (gpt)	Cu (%)	Pb %)	Zn (%)	W (ppm)	Mo (ppm)
Mean	12.84	0.03	0.24	0.015	0.142	169.08	69.43
Standard Error	2.09	0.00	0.06	0.004	0.036	14.16	8.35
Median	2.9	0.01	0.03	0.000	0.020	100	27
Mode	0.3	0.01	0	0.000	0.007	10	14
Standard Deviation	26.99	0.04	0.73	0.056	0.462	182.41	107.58
Sample Variance	728.51	0.00	0.53	0.003	0.213	33,273	11,573
Skewness	3.61	2.33	4.93	5.589	5.304	1.39	3.24
Range	179.6	0.24	6.06	0.397	3.115	810	699
Minimum	0.2	0	0	0.000	0.002	10	1
Maximum	179.8	0.24	6.06	0.397	3.118	820	700
Count	166	166	166	166	166	166	166
97.5th	92.63	0.15	2.51	0.178	1.412	651.75	389.75
99th	123.15	0.20	3.21	0.344	3.046	710.50	525.35

Table 71: Santo Nino Structure Descriptive Statistics for 2 metre Composited >15 AgEQ Descriptive Metal Data

Santo Nino- 2 m- Composited Structure Data; AgEQ >15 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb %)	Zn (%)	W (ppm)	Mo (ppm)
Mean	34.67	0.06	0.71	0.037	0.367	254.50	47.83
Standard Error	5.34	0.01	0.16	0.013	0.102	25.96	7.94
Median	16	0.04	0.195	0.000	0.095	199.5	21.5
Mode	5.1	0.01	0.11	0.000	-	120	12
Standard Deviation	39.22	0.06	1.15	0.095	0.746	190.74	58.36
Sample Variance	1538.3	0.00	1.33	0.009	0.557	36,384	3405.58
Skewness	1.89	1.59	2.68	3.003	2.989	0.99	2.02
Range	177.2	0.23	6.04	0.397	3.106	800	233
Minimum	2.6	0.01	0.02	0.000	0.012	20	4
Maximum	179.8	0.24	6.06	0.397	3.118	820	237
Count	54	54	54	54	54	54	54
97.5th	139.725	0.21375	3.35375	0.357	3.061	690.25	223.175
99th	167.345	0.2347	4.7032	0.383	3.095	756.4	233.29

Table 72: Santo Nino Structure Descriptive Statistics for 2 metre Composited >30 AgEQ Descriptive Metal Data

Santo Nino- 2 m Composited Structure Data; AgEQ >30 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	18.8	0.136	0.226	0.05	0.53	213.4	31.8
Standard Error	4.22	0.05	0.04	0.02	0.16	100.03	12.11
Median	14.6	0.2	0.24	0	0.1519	115	30
Mode	-	-	-	0	-	-	-
Standard Deviation	9.45	0.11	0.10	0.12	0.91	223.67	27.09
Sample Variance	89.22	0.01	0.01	0.01	0.83	50,029	733.70
Skewness	1.76	-0.57	-1.23	2.20	2.25	2.09	1.18
Range	23.7	0.22	0.25	0.40	3.10	533	68
Minimum	11.2	0.01	0.07	0	0.0216	75	7
Maximum	34.9	0.23	0.32	0.40	3.12	608	75
Count	5	5	5	33	33	5	5
97.5th	31.37	0.23	0.31	0.38	3.08	718.05	227.68
99th	33.49	0.23	0.32	0.39	3.10	737.22	254.27

Table 73: Santo Nino Structure Descriptive Statistics for 2 metre Composited >60 AgEQ Descriptive Metal Data

Santo Nino - 2m Composited Data- Structure AgEQ >60 gpt	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	71.495	0.082	1.606	0.065	0.816	297.550	36.550
Standard Error	9.697	0.011	0.341	0.029	0.241	37.010	8.168
Median	61.250	0.075	1.410	0.000	0.278	273.500	20.500
Mode	-	0.040	-	0.000	-	-	9.000
Standard Deviation	43.366	0.051	1.525	0.129	1.079	165.514	36.530
Sample Variance	1880.6	0.003	2.326	0.017	1.165	27,395	1334.5
Skewness	0.976	1.347	1.333	1.845	1.509	0.583	1.154
Range	164	0.22	6.04	0.3965	3.0834	585	117
Minimum	15.8	0.01	0.02	0	0.0342	85	4
Maximum	179.8	0.23	6.06	0.3965	3.1176	670	121
Count	20	20	20	20	20	20	20
97.5th	168.638	0.192	4.844	0.365	3.098	603.500	109.125
99th	175.335	0.215	5.574	0.384	3.110	643.400	116.250

Table 74: Santo Nino Contact Skarn Descriptive Statistics for Raw, Non-Composited Descriptive Metal Data

Santo Nino - RAW Non - Composited Data- Contact Skarn	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	2.697	0.017	0.027	0.007	0.055	152.099	57.481
Standard Error	0.499	0.004	0.006	0.003	0.013	17.071	6.091
Median	0.7	0	0.01	0.0005	0.01	70	31
Mode	0.2	0	0	0	0.01	10	3
Standard Deviation	6.72	0.05	0.08	0.04	0.17	229.67	81.95
Sample Variance	45.112	0.003	0.007	0.002	0.030	52,749	6716.05
Skewness	5.250	5.905	5.726	10.903	5.943	3.912	3.255
Range	56.300	0.440	0.690	0.500	1.480	1870.0	559.00
Minimum	0.1	0	0	0	0	10	1
Maximum	56.4	0.44	0.69	0.5	1.48	1880	560
Count	181	181	181	181	181	181	181
97.5th	20.15	0.145	0.2	0.04	0.4405	695	258
99th	35.44	0.3	0.476	0.098	1.004	1024	370.4

Table 75: Santo Nino Contact Skarn Descriptive Statistics for 2 metre Composited Descriptive Metal Data

Santo Nino - 2 m Composited Contact Skarn Data	Ag (gpt)	Au (gpt)	Cu (%)	Pb (%)	Zn (%)	W (ppm)	Mo (ppm)
Mean	2.00	0.01	0.02	0.005	0.050	122.49	53.33
Standard Error	0.28	0.00	0.00	0.002	0.011	11.35	4.99
Median	0.6	0.01	0.01	0.001	0.008	63	28
Mode	0.2	0	0	0.000	0.003	10	3
Standard Deviation	3.99	0.03	0.04	0.028	0.162	162.90	71.66
Sample Variance	15.91	0.00	0.00	0.001	0.026	26,538	5134.85
Skewness	4.46	4.74	4.76	12.544	6.769	2.59	2.89
Range	34.8	0.23	0.32	0.385	1.478	1025	539
Minimum	0.1	0	0	0.000	0.002	10	1
Maximum	34.9	0.23	0.32	0.385	1.480	1035	540
Count	206	206	206	206	206	206	206
97.5th	14.10	0.08	0.12	0.033	0.439	573.75	243.25
99th	17.25	0.21	0.24	0.040	0.643	759.50	314.05

Tetra Tech feels that the reduction and interpolation of data values into the Santo Nino block model is well constrained and representative of the raw assay values. Cumulative probability plots shown in Figure 49 show an increase in grade control and elimination of lower grade dilution with successive data constraint.

Figure 49: Santo Nino cumulative probability plots for silver, gold, copper, AgEQ, molybdenum and tungsten

14.3.3.1  Santo Nino High Grade Capping

Inspection of 2 metre composite grade distributions (Figure 50) in Santo Nino mineralized solids for silver, copper, gold, tungsten and molybdenum indicated that the data populations were positively skewed and may include multiple internal grade populations. Histogram distributions for each metal were used for visual determination of anomalous values and for the basis of high grade metal caps. High grade caps were applied to the 2 metre composites during interpolation of the block model using values of 550 gpt for silver, 6% for copper and 5.8 gpt for gold. No grade cap was applied to molybdenum or tungsten data as distributions appear to be continuous and where outliers were noted, visual inspection confirmed that these samples occurred adjacent to other high grade samples in drill core records and are thereby not felt to be anomalous.

Figure 50: Santo Nino histogram for distributions of 2 metre composite data

14.3.4  Coloradito Geostatistics

Coloradito used 2,784 recent and historically verified raw samples within two solids of contact skarn designation, one large primary solid and a second smaller solid constrained by 200 ppm W. These were used in the development of the geological and resource estimation model. Raw samples within the contact skarn were composited to 2 metre weighted averages, with the data ‘reduction’ resulting in 964 normalized composite samples. Minor Ag, Au & Cu mineralization was also located in the primary and secondary solids. Descriptive statistics for the raw and 2 metre composite samples contained within contact skarn, along with the resulting >15 gpt, 30 gpt and >60 gpt AgEQ cutoff and 200 ppm and 400 ppm W cutoffs, are listed in Table 76 to Table 82.

Table 76: Coloradito Contact Skarn - Descriptive Statistics for Raw, Non-Composited, Metal Data

Coloradito - RAW Data Contact Skarn	Ag (gpt)	Au (gpt)	Cu (%)	Mo (ppm)	W (ppm)
Mean	7.85	0.08	0.03	274.91	390.82
Standard Error	0.33	0.00	0.00	9.24	7.57
Median	2.4	0.04	0.01	105.5	300
Mode	1	0.01	0.01	4	10
Standard Deviation	17.55	0.12	0.04	487.74	399.32
Sample Variance	307.94	0.02	0.00	237,890	159,460
Skewness	6.18	4.78	4.00	5.20	2.33
Minimum	0	0	0	0	0
Maximum	230	1.43	0.41	6520	3970
Count	2784	2784	2784	2784	2784
97.5th	58	0.39	0.17	1570	1360.2
99th	83	0.5651	0.2217	2240	1816.8

Table 77: Coloradito Contact Skarn – 2 metre Composited Descriptive Metal Data

Coloradito - 2 metre- Composited Data	Ag (gpt)	Au (gpt)	Cu (%)	Mo (ppm)	W (ppm)
Mean	6.71	0.07	0.02	254.08	352.60
Standard Error	0.45	0.00	0.00	13.67	11.34
Median	2.20	0.04	0.01	94.00	260
Mode	1.00	0.01	0.01	4.00	10
Standard Deviation	13.91	0.10	0.03	424.41	352.07
Sample Variance	193.48	0.01	0.00	180,126	123,951
Skewness	5.90	3.28	4.30	4.22	1.84
Minimum	0.00	0.00	0.00	0.00	0
Maximum	191.00	0.84	0.32	4710.00	3060
Count	964	964	964	964	964
97.5th	40.93	0.34	0.11	1470.13	1272.00
99th	66.37	0.49	0.15	2048.10	1512.36

Table 78: Coloradito Contact Skarn – Composited >15 AgEQ Descriptive Metal Data

Coloradito - 2 metre- Composited Contact Skarn Data; >15 gpt AgEQ	Ag (gpt)	Au (gpt)	Cu (%)	Mo (ppm)	W (ppm)
Mean	20.4	0.2	0.0	469.2	531.6
Standard Error	1.5	0.0	0.0	43.8	25.1
Median	13.2	0.13	0.02	238.5	478
Mode	13.10	0.06	0.01	4	40
Standard Deviation	23.2	0.1	0.1	670.6	383.5
Sample Variance	536.1	0.0	0.0	449,751	147,071
Skewness	3.4	1.9	2.7	3.0	1.2
Minimum	0.8	0.01	0	1	10
Maximum	191	0.84	0.32	4710	2430
Count	234	234	234	234	234
97.5th	94.01	0.54275	0.21525	2165.75	1394.68

Table 79: Coloradito Contact Skarn - >30 AgEQ Descriptive Metal Data

Coloradito – 2 metre- Composited Contact Skarn Data; >30 gpt AgEQ	Ag (gpt)	Au (gpt)	Cu (%)	Mo (ppm)	W (ppm)
Mean	37.69	0.23	0.05	559.14	503.05
Standard Error	3.21	0.02	0.01	81.50	40.63
Median	29.75	0.175	0.03	242	481.5
Mode	60	0.05	0.02	20	30
Standard Deviation	30.08	0.19	0.07	764.56	381.13
Sample Variance	904.74	0.04	0.00	584,551	145,259
Skewness	2.32	1.50	2.65	2.46	1.63
Minimum	1.3	0.03	0	2	10
Maximum	191	0.84	0.32	3670	2430
97.5th	103.40	0.72	0.27	3271.25	1125.00
99th	141.15	0.81	0.31	3574.30	1442.55

Table 80: Coloradito Contact Skarn - >60 AgEQ Descriptive Metal Data

Coloradito - 2m- Composited Data-60 gpt AgEQ	Ag (gpt)	Au (gpt)	Cu (%)	Mo (ppm)	W (ppm)
Mean	7.75	2.57	0.005	31	10
Standard Error	2.25	0.79	0.005	3	0
Median	7.75	2.57	0.005	31	10
Mode	-	-	-	-	10
Standard Deviation	3.18	1.12	0.01	4.24	0
Sample Variance	10.13	1.25	0.00	18.00	0
Skewness	-	-	-	-	-
Minimum	5.5	1.78	0	28	10
Maximum	10	3.36	0.01	34	10
Count	2	2	2	2	2
97.5th	9.888	3.321	0.010	33.850	10.000
99th	9.955	3.344	0.010	33.940	10.000

Table 81: Coloradito Contact Skarn - >200 ppm W Descriptive Metal Data

Coloradito - 2 metre Composited Data >200 ppm W	Mo (ppm)	W (ppm)
Mean	360.85	562.46
Standard Error	18.98	14.17
Median	226.50	471.50
Mode	13	240
Standard Deviation	445.87	332.86
Sample Variance	198,799	110,799
Skewness	3.33	2.16
Minimum	2	200
Maximum	4710	3060
Count	552	552
97.5th	0.07225	288.45
99th	0.1298	390.98

Table 82: Coloradito Contact Skarn - >200 ppm W Descriptive Metal Data

Coloradito - 2 metre- Composited Data >400 ppm W	Mo (ppm)	W (ppm)
Mean	432.47	720.16
Standard Error	25.64	17.68
Median	289	625
Mode	829	420
Standard Deviation	476.88	328.92
Sample Variance	227,413	108,188
Skewness	3.33	2.39
Minimum	2	400
Maximum	4710	3060
Count	346	346
97.5th	1541.25	1662.75
99th	1758.65	2074.25

Tetra Tech feels that the reduction and interpolation of data values into the Coloradito block model is well constrained and representative of the raw assay values. Cumulative probability plots shown in

Figure 51 show an increase in grade control and elimination of lower grade dilution with successive data constraint.

Figure 51: Coloradito cumulative probability plots for silver, gold, copper, AgEQ, Molybdenum and Tungsten.

14.3.4.1  Coloradito High Grade Capping

Inspection of 2 metre composite (Figure 52) grade distributions of the Coloradito for tungsten, molybdenum, silver, copper and gold indicated that the data populations were positively skewed and may include multiple internal grade populations. Histogram distributions for each metal were used for visual determination of anomalous values and as the basis of high grade metal caps. High grade caps were applied to the 2 metre composites during interpolation of the block model using values of 550 gpt for silver, 6% for copper and 5.8 gpt for gold. No high grade caps were applied to the composite dataset as distributions appear to be continuous and where outliers were noted, visual inspection confirmed that these samples occurred adjacent to other high grade samples in drill core records and are thereby not felt to be anomalous.

Figure 52: Coloradito histogram distributions of 2 metre composite data

14.3.5  Interpolation and Modelling Parameters

Based on the low sample density available within each mineralized solid, Tetra Tech determined that variography analysis was not effective in determination of orientation and anisotropy values of elliptical search parameters. Instead, the orientations of the search ellipses were aligned corresponding to the geological interpretation. Anisotropy and search axis ranges listed in Table 83 were based on iterative interpolation and field observations.

14.3.5.1  Main Mineralized Trend

The resource is based on verified information from historical and recent (Phase I and II) SilverCrest sources. Raw assay data was composited to 2 metre and interpolated into a block model using 5 m x 5 m x 5 m block size using inverse distance squared (ID2) methodology. A series of distinct search ellipses were defined for each mineralized domains based on geological field observation, geostatistical analysis and iterative interpolation. High grade ranges are based on +2SD from the mean values of each reporting metal for this specific model.Error! Reference source not found.Table 83 lists the anisotropic search ellipses for silver, copper and gold mineralization within the stratabound mantos. High grade range limiting ellipses, where manto grades exceeded 150 gpt Ag, 1 gpt Au, or 1 % Cu, are shown in parentheses. High grade ranges limits the lateral influence of high grades associated with proximal skarn near the SCSV corridors.

Table 83: Model Search Parameters
	Mineralization Type	Orientation	Major Axis Range	Semi-major Axis Range	Minor Axis Range	Min - Max Composites	Reporting Composites
MMT	Manto	110,5,0 (Z,Y,Z)	75 (40*)	75 (40*)	35 (20*)	2 to 12	3
	SCSV	10,90,-90 (Z,Y,Z)	80 (30*)	80 (30*)	20 (15*)	2 to 12	3
	Contact Skarn	0,-15,0 (Z,Y,Z)	150	150	75	2 to 12	5
	Contact Skarn	240,-10,0 (Z,Y,Z)	200	200	100	2 to 12	5
	Contact Skarn	0,0,0 (Z,Y,Z)	200	200	100	2 to 12	5
	HT	10,-90,90 (Z,Y,Z)	70	70	35	2 to 12	3
Santo Nino	Manto	55,10,55 (Z,Y,Z)	75 (40**)	75 (40**)	30 (20**)	2 to 12	3
	SCSV	10, 90,-90 (Z,Y,Z)	80 (30**)	80 (30**)	20 (15**)	2 to 12	3
	Contact Skarn	50,12, 0 (Z,Y,Z)	150	150	75	2 to 12	5
	HT	30,90,-90 (Z,Y,Z)	100	100	40	2 to 12	3
Coloradito	Manto	250,25,250 (Z,Y,Z)	90	75	50	2 to 20	6
	Contact Skarn A	250,25,145 (Z,Y,Z)	125	125	60	2 to 20	6
	Contact Skarn B	18, 80, 60 (Z,Y,Z)	60	50	20	2 to 20	6
*MMT high grade threshold (150 gpt Ag, 1 gpt Au and 1% Cu) limiting search ellipse ranges
**Santo Nino high grade threshold (92 gpt Ag, 0.21 gpt Au and 2.39% Cu) limiting search ellipse ranges

Silver, copper, gold, lead, zinc, tungsten and molybdenum grades were interpolated into blocks contained within the interpreted SCSV corridors Table 83 list search ellipse orientation and ranges. High grade range limiting ellipses, where manto grades exceeded 150 gpt Ag, 1 gpt Au, or 1 % Cu, are shown in parentheses. Mineralization contained within these solids demonstrated continuity and is considered to be the most recent mineralization event. Grades within the SCSV solids were interpolated into the block model to overprint all other forms of mineralization.

Tungsten and molybdenum mineralization has been recognized as continuous within the intrusive draping contact skarn. Table 83 list the three search ellipses orientations and ranges relating to the three individual solids segregated from the contact skarn to aid interpolation.

For volume and grade calculations in the mineralized and overprinting manto and structure (SCSV) intercepts, a series of HT solids were created. The HT solids constrained grade interpolation bleed into the adjoining manto and SCSV zones. The HT zones interpolated silver, copper, silver, lead, zinc, tungsten and molybdenum with the search ellipse and ranges listed in Table 83.

Table 84 provides a summary of average reporting composite data by solid. Average reporting composite distances indicate that sample density may be low. Infill drilling is recommended in order to increase sample density and improve geostatistical characterization of the individual mineralized trends.

Table 84: Average Reporting Composite Data for Block Model by Mineralized Solid Type for the MMT
Solid Type	Average Distance to Nearest Reporting Composite (m)	Average Number of Reporting Composites	Average Number of Reporting Drill holes
Manto	53	7	2
SCSV	60	7	2
Contact Skarn	108	9	3
HT	40	7	2

14.3.5.2	Santo Nino

The resource is based on verified historical and recent (Phase II) SilverCrest drilling. Raw assay data was composited to 2 metre and interpolated into a block model using 5 m x 5 m x 5 m block size model using inverse distance squared (ID2) methodology. A series of distinct search ellipses were defined for each of spatially associated mineralized domain, based on geological field observation, geostatistical analysis and iterative interpolation. High grade ranges are based on +2SD from the mean values of each reporting metal for this specific model.Error! Reference source not found. Table 83 lists the anisotropic search ellipses for silver, copper and gold mineralization within the stratabound mantos. High grade range limiting search ellipses, where manto grades exceeded 92 gpt Ag, 0.21 gpt Au, or 2.39%, are shown in parentheses. High grade ranges limits the lateral influence of high grades associated with proximal skarn near the SCSV corridors.

Silver, copper, gold, lead, zinc, tungsten and molybdenum grades were interpolated into blocks contained within the interpreted SCSV corridors using an anisotropic ellipse with orientation and ranges listed in Table 83. High grade range limiting ellipses, where manto grades exceeded 92 gpt Ag, 0.21 gpt Au, or 2.39% Cu, are shown in parentheses. Mineralization contained within these solids has demonstrated continuity and is considered to be the most recent mineralization event. Grades within the SCSV solids were interpolated into the block model to overprint all other forms of mineralization. Tungsten and molybdenum mineralization has been recognized to be continuous within the contact skarn. Grades were interpolated into blocks contained within the interpreted contact skarn using an anisotropic ellipse (Table 83).

The HT solids restricted grade interpolation into the adjoining manto and SCSV corridors. These zones interpolated silver, copper, silver, lead, zinc, tungsten and molybdenum. Table 83 list the search ellipse orientation and range parameters.

Table 85 provides a summary of the average reporting composite data by solid. Average distances indicate that sample density may be moderate. Infill drilling is recommended to increase sample density with the aim to improve geostatistical characterization of the individual mineralized trends.

Table 85: Main Mineralized Trend – Manto 2 metre Composited >30 AgEQ Descriptive Metal Data
Solid Type	Average Distance to Nearest Reporting Composite (m)	Average Number of Reporting Composites	Average Number of Reporting Drill holes
Manto	15	6	2
SCSV	24	7	53
Contact Skarn	2	8	91
HT	12	10	50

14.3.5.3  Coloradito

The resource is based on verified and resampled historical and recent Phase II SilverCrest drilling. Raw assay data was composited to 2 metre and interpolated into a block model using 5 m x 5 m x 5 m block size model using inverse distance squared (ID2) methodology. A series of distinct search ellipses were defined for each of spatially associated mineralized domain, based on geological field observation, geostatistical analysis and iterative interpolation. Tungsten and molybdenum mineralization is of primary interest at Coloradito and occur in two grade solids. Both are constrained by tungsten grades with a >200 ppm cut off. Table 83 lists search ellipse orientation and ranges.

Table 86 lists the average data of blocks within the >200 ppm W tungsten contact skarn grade solid. Average distances indicate that sample density may be low for contact skarn A. Infill drilling is recommended to increase sample density with the aim to improve geostatistical characterization of the individual mineralized trends.

Table 86: Average Reporting Composite Data for Block Model by Mineralized Solid Type for Coloradito
Solid Type	Average Distance to Nearest Reporting Composite (m)	Average Number of Reporting Composites	Average Number of Reporting Drill holes
Contact Skarn A	71	11	2
Contact Skarn B	30	5	2

14.4  Resource Estimate

The current Mineral Resources were previously estimated for the MMT , Santo Nino and Coloradito deposits and disclosed in the previous Technical Report titled “Updated Resource Estimate for the La Joya Property, Durango, Mexico, NI 43-101 Technical Report, Effective Date: December 16, 2012, Released Date: March 27, 2013” which is available on SEDAR.  The estimates in this report remain current and are described in the following section.

Silver, copper, gold, tungsten and molybdenum hosted in Manto and Structure mineralization at the MMT and Santo Nino deposits have been reported as Inferred Mineral Resources at a 30 gpt AgEQ6 cut-off in Table 87 below.  Block model sensitivities using 15 gpt AgEQ6 and 60 gpt AgEQ6 cut-offs have been included in the table.  Grade contours for MMT of the 15, 30, 50, 100 and 200 gpt AgEQ6 are plotted in Figure 53.

Tungsten and molybdenum hosted in Contact Zone mineralization at the MMT, Santo Nino and Coloradito deposits have been reported as Inferred Mineral Resources at a 0.050% WO3 cut-off in Table 88, below.  Block model sensitivities using 0.025% WO3 and 0.095% WO3 cut-offs have been included in the table. Tetra Tech classified the resources as Inferred using 30gpt AgEQ and 0.05% WO3 (tungsten trioxide) as appropriate reporting cut-offs.  The materials containing the Ag-Cu-Au mineralization estimate are reported independently from the the mineralized material containing the W mineralization.  These estimates represent discrete, non-overlapping, units of rock, however in reality the boundary between the mineraliztion is gradational and not abrupt.

Table 87: Inferred Ag-Cu-Au Resource Estimation for MMT and, Santo Nino Deposits, Effective Date Dec. 16, 2012
Zone	Category7	AgEQ Cut off (gpt) 6	Rounded Tonnes	SG	Ag (gpt)	Au (gpt)	Cu (%)	Contained Ag (oz)	Contained Au (oz)	Contained Cu (lbs)	Contained AgEQ (oz)6
MMT 8 (Ag, Au, Cu)	Inferred	15	120,570,000	3.00	23.7	0.18	0.18	91,855,000	708,000	466,474,000	185,757,000
		30	67,618,000	3.00	34.6	0.24	0.25	75,367,000	519,000	377,392,000	148,671,000
		60	26,109,000	3.00	58.5	0.3	0.42	49,129,000	256,000	240,114,000	92,035,000
Santo Nino 8 (Ag, Au, Cu)	Inferred	15	6,169,000	3.00	20.3	0.04	0.49	4,039,000	8,000	66,775,000	12,826,000
		30	3,586,000	3.00	29.1	0.05	0.75	3,363,000	5,000	59,384,000	11,079,000
		60	1,818,000	3.00	43.0	0.05	1.2	2,517,000	3,000	48,269,000	872,000
TOTAL	Inferred	15	126,739,000		23.5	0.17	0.20	95,894,000	716,000	533,249,000	198,583,000
		30	71,204,000		34.4	0.23	0.28	78,730,000	524,000	436,776,000	159,750,000
		60	27,927,000		57.5	0.28	0.47	51,646,000	259,000	288,383,000	92,907,000
6
Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

7
Classified by Tetra Tech, A Tetra Tech Company and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The reported mineral resource for each zone is based on the 30 gpt AgEQ cut-off and is highlighted in light blue.

8
Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off of 15 gpt AgEQ using the metal price ratios described above.  Manto and Structure Resource blocks, and their associated volumes, are exclusive of Contact Zone blocks.

Table 88: Inferred W-Mo- Resource Estimation for MMT, Santo Nino and Coloradito Deposits, Effective Date Dec. 16, 2012
Zone	Category9	WO3 Cut off (%)	Rounded Tonnes	SG	Mo (%)	WO3 (%)	Contained WO3 (lbs)	Contained Mo (lbs)
MMT Contact Zone 10 (W, Mo, Ag, Au, Cu)	Inferred	0.025	60,508,000	3	0.0035	0.053	70,526,000	4,232,000
		0.050	25,136,000	3	0.0039	0.075	41,438,000	1,942,000
		0.095	4,395,000	3	0.0023	0.109	10,587,000	205,000
Santo Nino Contact Zone 10 (W, Mo, Ag, Au, Cu)	Inferred	0.025	5,220,000	3	0.0077	0.04	4,591,000	806,000
		0.050	950,000	3	0.0132	0.07	1,456,000	250,000
		0.095	750	3	0.0115	0.101	2,000	172
Coloradito Contact Zone 10 (W, Mo, Ag, Au, Cu)	Inferred	0.025	31,907,000	3	0.0283	0.062	43,302,000	18,045,000
		0.050	18,486,000	3	0.0322	0.079	32,252,000	11,921,000
		0.095	4,159,000	3	0.0335	0.112	10,282,000	2,784,000
TOTAL	Inferred	0.025	97,635,000		0.0118	0.055	118,419,000	23,083,000
		0.05	44,573,000		0.0158	0.076	75,147,000	14,113,000
		0.095	4,159,184		0.0175	0.111	20,871,000	2,989,000
9
Classified by Tetra Tech  and conforms to NI 43-101 and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated  from geological evidence and  limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The reported mineral resource for each zone is based on the 0.050% WO3 cut-off and is highlighted in light blue

10
 Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off of 15 gpt AgEQ using the metal price ratios described above.  Contact Zone Resource blocks, and their associated volumes, are exclusive of Manto and Structure blocks.

Figure 53: Resource contours of 15, 30, 50, 100 and 200 gpt AgEQ cut-offs for MMT

LJ DD11-27
LJ DD11-28
LJ DD11-31
A-11
LJ DD11-29
LJ DD12-47
LJ DD12-45
LJ DD12-46
LJ DD12-44
LJ DD11-30
LJ DD11-33
LJ DD11-32
LJ DD12-34
LJ DD12-35
LJ DD12-41
LJ DD12-40
LJ DD12-90
LJ DD12-79
LJ DD12-86
SAC98-06
LJ DD12-104
LJ DD12-75
LJ DD12-92
LJ DD12-87
LJ DD12-88
LJ DD12-60
LJ DD12-61
LJ DD12-62
LJ DD11-15
LJ DD12-64
LJ DD12-66
LJ DD12-65
LJ DD12-98
LJ DD12-101
LJ DD12-80
LJ DD12-72
LJ DD12-73
LJ DD12-89
LJ DD12-67
LJ DD12-69
LJ DD12-68
LEGEND
Drill Hole
A Series (1993)
LB96 Series (1996)
LJ Series Phase I (2010-2011)
LJ Series Phase II (2011-2012)
S Series (1993)
SAC00 Series (2000)
SAC98 Series (1998)
Drill Trace
Contour (10 m)
Rough Road
100 - 200 g/t AgEQ
50 - 100 g/t AgEQ
30 - 50 g/t AgEQ
15 - 30 g/t AgEQ
LA JOYA
NI43-101 TECHNICAL REPORT
Ag-Cu-Au Vertical Surface Projection
Resource Cut-off Extents
eba
Figure 52

14.4.1  Mineral Resource Classification

Mineral Resources have been classified by James Barr, P.Geo, an independent Qualified Person, based on the CIM Definition Standards for Mineral Resources and Mineral Reserves. The category for which the resources have been assigned is based on the confidence in geological information available relating to the mineral deposit, the quantity and quality of data available on the deposit, the level of detail of the technical and economic information which has been generated for the deposit and the interpretation of the data and information.

All Mineral Resources for the La Joya Deposit, as presented in the above discussion, are classified as Inferred Mineral Resources. Drilling, surface sampling and mapping information from exploration on the property to date is sufficient to allow a reasonable geological interpretation and assumption of grade continuity. Drill spacing remains wide and the associated level of confidence in the ranges of mineralized zones remains low.  The geological understanding of the property is considered to remain in the developing stages for the project and will require further ongoing detailed knowledge on the distribution of mineralization to improve overall confidence of the deposit. In particular, detailed logging and study of the SCSV and intercepting manto mineralization, manto and mineralization variability and the relationships between other controls on mineralization including distribution along axial planes to D3 deformation and the extent of lateral manto and SCSV development would be beneficial to future resource estimation.

14.5  Resource Validation

Visual estimated block grade were compared to drill hole grades along sections for Santo Nino, Coloradito and the MMT with statistical method also used for the latter. Nearest Neighbor (NN) and Inverse Distance Weighted method (IDW5) grade models were run for AgEQ (gpt) along 50m wide corridors in both the easterly and northerly directions throughout the MMT. The results from each section of each direction were plotted (Figure 54 and Figure 55) to check for potential global biases in the inverse distance grade models (IDW2) using grade summaries for the 30 gpt AgEQ attribute..

Figure 54: Comparison of >30 gpt AgEQ from NN, IDW2 and IDW5 methods of easting corridor through the La Joya MMT model.

Figure 55: Comparison of >30 gpt AgEQ from NN, IDW2 and IDW5 methods of northing corridors through the La Joya MMT model.

Figure 54 shows good correlation and increasing offset with less influence. Figure 55 shows a general correlation between the different interpolation methods with decreased grades of the NN method with samples receiving identical weighting compared to the IDW2 and IDW5 method where samples closer to the sample point have a higher weighting increasing grades with the increased power. Overall the repeatability of the NN and IDW5 model display acceptable levels and the original model is valid and unbiased. The number of reporting blocks per sections over AgEQ 30 gpt are also plotted.

15.0  MINERAL RESERVE ESTIMATES

A Mineral Reserve has not been estimated for the Project as part of this PEA study.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource.

16.0  MINING METHODS

Tetra Tech was retained by SilverCrest to prepare a PEA study for the MMT deposit from the La Joya project based on a 5,000 tpd mill capacity and an estimated mine life ranging from 8 to 10 years.

16.1  Pit Optimization

On the basis of the Inferred Mineral Resources presented in Section 14, initial open pit conceptualization of the mining methods and mine plan has been undertaken for the PEA. Preliminary economic, geotechnical and metallurgical and additional non-economic criteria such as mine life have been applied to the Inferrred mineral rsource block model to create a series of Lerch-Grossman nested pit shells using Geovia WhittleTM software.  The input parameters used to generate the nested pit shells are shown in Table 89.

Additional objectives to minimize the capital cost requirements and to design an open pit with an 8 to 10 year mine life were considered in the selection of the pit shell to be used for further designs. The selected pit is therefore only a portion of what may be considered economically extractable under selected costs-recoveries and commodities assumptions.

Since the pit shell selection includes criteria other than pure economic, the pit shells used in the PEA for the final pit design do not constrain the Inferred Mineral Resources economically. Tetra Tech has not assessed Inferred mineralization contained in pits larger than pit 41 as shown in Figure 56 for potential economic extraction. Additionally Tetra Tech has not assessed potential for underground mining of any resources that may currently fall outside of the pit shells created for the PEA.  The selected pit and the subsequent open pit design are therefore characterised as a “Starter Pit”.

Pit 18 as shown in Figure 56 was selected for further designs and production scheduling.  The selected pit will provide guidance to subsequent drilling to increase confidence within the target mining areas defined by the preliminary mine design done for the PEA.

Table 89: La Joya Pit Optimization Parameters

La Joya Pit Optimization Parameters
Items		Units	Proposed Parameters
			($US)	Value
Discount Rate		%		8
Production Rate	Plant feed	tpd		5,000
		Mt/year		1.8
Metal Market Price	Gold	$US/oz.	$1,200.00
	Copper	$US/lb.	$3.00
	Silver	$US/oz.	$22.00
Royalty		% of NSR		2%
				Structure	Manto
Metal Recovery1	Copper	%		84.1	86.2
	Gold	%		49.8	64.6
	Silver	%		82.6	83.2
Operating Costs2	Mining (Ore & Waste)	$US/t mined	$1.77
	Process	$US/t mined	$14.63
	Tailing	$US/t mined	$0.60
	G&A	$US/t mined	$1.81
Block Model	Block dimensions	m		5 x 5 x 5
Density	Ore	t/m3		3
	Waste	t/m3		2.8
Mining Dilution		%		5
Mining Recovery		%		95
Pit Slope Angles3		degrees		48
1 – Metal recoveries are based on test work as described in section 13

2 – Operating costs are based on conceptual understanding of the mining operation factored comparison to similar mines.  The costs provided here have not been used to assess the economic value of the property as discussed in section 21 and 22

3 – Overall pit slope angle of 48 degrees was recommended by the geotechnical team of EBA, A Tetra Tech Company
4 – Mining (Ore & Waste) cost per tonne mined reflected in table 91 above does not represent the actual contract mining cost used in the economic analysis.

Note that no additional costs were considered for increased depth in the pit optimisation.  However, for the final costing, the costs were adjusted based on haul distances and will thus reflect lower costs for the initial years and higher costs at the end of the planned life of mine, when haul distances increase.

Figure 56: Pit by pit graph for the 5,000 tpd case (result of pit optimization process)

* Pit value shown here is not representative of the actual net present value of the pit, but is purely for comparison purposes

The 41 pit shells shown in Figure 56 were generated using the optimization parameters listed in Table 89 and by varying the price factor from 0.3 to 1.1 at 0.02 intervals. The selection of pit 18 was undertaken to fall in line with SilverCrest’s scenario for mine life of roughly 8-10 years at 5,000 tpd mill capacity.  Pit 18 corresponds to a price factor of 0.64, gold price of $768/oz, copper price of $1.92/lb and silver price of $14.08/oz. The selected pit was then subjected to mine design parameters as shown in Table 90 which resulted in the final pit as shown in Figure 59: 3D Starter Pit Design with Dump and Infrastructure (Figure 59). The ultimate pit was subsequently scheduled which resulted in the final PEA mining schedule, which includes the stockpiling of ore to achieve a better head grade scenario.

16.2  Geotechnical Considerations for open pit design

Analyses of the pit slope angles at PEA level performed by the geotechnical team of Tetra Tech were based on geotechnical information collected in seventy-seven exploration diamond holes drilled in 2011 and 2012 (LJ-11-27 through LJ11-33 drilled in 2011 and LJ12-34 through LJ-12-105 drilled in 2012).  The length of the holes ranged in general between 250 and 600 m.  The geotechnical parameters were measured by SilverCrest field mine geologists.  It should be noted that Tetra Tech had provided training to the site geologist on methods of geotechnical logging rock core. Geotechnical logs for rock mass characterization were made available to Tetra Tech in raw spreadsheets. Core photographs were also made available. Neither oriented core data nor geotechnical laboratory test were part of the investigation.

The geotechnical data recorded consists of percent total of recovery, rock hardness (strength index property), weathering, rock quality designation (RQD), the number of natural and mechanical fractures, as well as characterization and orientation of structural discontinuities.  The descriptions follow those set out in the International Society for Rock Mechanics (ISRM) guide to rock characterization. Parameters for characterization of joints and discontinuities were collected based on two widely used empirical rock classification systems.  The Norwegian Geotechnical Institute NGI Q-System was used to assess joint roughness (Jr), joint alteration (Ja) and joint number (Jn).  The Bieniawski’s rock mass rating (RMR76) was used to assess the overall condition of the joints, by assessing individual parameters such as separation, roughness, infilling, and joint weathering.

Tetra Tech processed the geotechnical data and calculated the RQD, RMR and Q values for each of the runs of the above referred drill holes.  From the available data, it was determined that the rock mass geotechnical conditions tend to be homogeneous.  According to the RMR, the quality of the rock mass of the main rock types (limestone, skarn, hornfels) was determined to be good to very good rock (RMR76 rating varying between 70-90), and good according to RQD system (RQD rating varying between 75-90).

As stated above, the rock mass quality according to the Bieniawski’s rock mass rating system, indicates that the RMR76 throughout the country rock and ore is generally over 70, and therefore, the structure of the rock is likely to be the main controlling factor governing the stability of the pit walls at bench, inter-ramp and overall scales.  However, no structural information is available (rock fabric and major structures) at this PEA level which allowed to assess the pit slope angles.  Therefore, at the PEA level a conservative pit slope angle of 48 degrees is recommended (Table 89).  To achieve steep angles in competent rock as for the rock in this proposed open pit carefully controlled blasting are of paramount importance. Further project stages (Pre-Feasibility or Feasibility stages) should implement geotechnical programs (mapping and subsurface investigations) such that structural conditions data of the rock mass is obtained with the purpose of pit slope design.

16.3  Open Pit Design (Starter Pit)

The selected pit shell (Pit 18) was then imported into Dassault Systemes Geovia GEMS™ (GEMS) and was used as a reference to design the Starter Pit. The bench face angle, inter-ramp angle, overall pit slope angle recommended by the geotechnical studies, as well as road widths and ramp gradient requirements were all incorporated into the design. Single lane haul roads have been considered for final pit layouts with double lane haul roads for the longer term haul roads between the open pit, waste dumps, and crusher. The values for each of these parameters are listed in Table 90.  The approach was to create a pit including ramps and switchbacks as closely aligned with the selected pit shell as possible, while keeping the design within the stated open pit design parameters.

Table 90: La Joya Open Pit Design Parameters

Open pit slope
Overall pit slope	Maximum 50 °, dependent on haul roads
Inter ramp angle max	50°
Bench face angle	68°
Berm width minimum	7 m
Minimum mining width	30 m
Bench height	15 m (triple benching)
Haul roads
Double lane *	21.7 m
Single lane *	14.2 m
In pit haul road grades	8%-10% max
Design parameter - waste dumps bottom up
Bench face angle	34°
Overall slope when benched	1:2.5 (22°)
Bench width	10 m
Lift heights for bottom up construction	10 m
Design parameter – waste dumps top down
Overall slope angle**	1:1.8 (30°)
* The haul roads widths are based on a truck design width of 5 m applicable to a CAT 773E and Komatsu HD 605

** Lifts will be considered in design to achieve overall slope angle

Figure 57 and Figure 58 show conceptual profile views of both a double lane and single lane haul road.

Figure 57: Shows a conceptual profile view of the pit slopes with double lane haul road

Figure 58: Shows a conceptual profile view of the pit slopes with single lane haul road

Various haul roads were considered from pit entry/exit points over the life of mine to the waste rock storage locations (waste dumps) and the selected primary crusher location. Where possible the length of these roads were minimized by cutting through the mining area and providing access around the Cerro Sacrificio ridge east of the open pit to the selected waste rock management areas. The average haul distance from the pit to the crusher over the life of mine is 4,250 m.  The haul roads within the open pit were placed on the western side of the pit as far as possible, so that the high walls on the eastern side could better match the optimized pit shell. Figure 59 shows a 3D view of the open pit design for the Starter Pit and Figure 63 shows a plan view of the open pit in relation to other infrastructure planned for the property. The two separate pits namely the Main pit and Patricia pit may be a consequence of drill spacing and further infill drilling may allow for geological continuity that spans the area between the two pits, an area which currently does not support any economical mining.

Figure 59: 3D Starter Pit Design with Dump and Infrastructure

North Dump
South Dump
Patricia Pit
Main Pit

LEGEND

0m 150m 300m

NOTES

STATUS

CLIENT

SILVERCREST

eba A TETRA TECH COMPANY

La Joya
PEA Study

Pit Design shown with Topographic surface

| PROJECT NO. | DWN | CKD | APVD | REV |
| --- | --- | --- | --- | --- |
| V15103004 | | | | |
| OFFICE | DATE | | | |
| EBA-VANC | September 20, 2013 | | | |

Figure 59

16.4  Mining Schedule

The open pit created for the PEA as shown in Figure 54 and Figure 63, is estimated to contain 15.5 Mt of mill feed with an overall stripping ratio of 2.9 tonnes of waste per tonne of mill feed. The total rock in the pit was estimated to be 61 Mt.

The preliminary pit design has two separate entities, namely the Main pit and isolated Patricia pit located roughly 200 m to the south. The Patricia pit is mined out in the initial 5 years of the mine life concurrently with the Main pit.

The pits have been scheduled using Geovia WhittleTM software. The scheduling parameters used to create the mining schedule are:

1.	1.8 M tonnes processed per year from open pit or reclaiming stockpile.

2.	360 days of operations per year.

3.	Target of 8 to 10 year mine life.

4.	NSR cut-off of $17.9 /tonne.

5.	Stockpiling to buffer mill feed capacity.

The preliminary mining schedule, shown in Table 91 and Figure 60, provides the estimated breakdown of the mill feed and waste rock throughout the proposed 9 years of La Joya’s mine life.  This schedule is based on maintaining consistent total mining tonnage, with stockpiling used to maintain the mill feed at 1.8 Mt per year and maximizing head grades in the earlier years of the project life.

The schedule, shown in Appendix C, differentiates the grades and tonnages associated with the two different rock types as well as the split between material placed on stockpile and material transported from the pit directly to the processing plant for each year. Figure 60 shows the scheduled tonnages of waste, material processed, and mined material split between material moved directly to the mill and material stockpiled.

For the PEA, a mining plan was considered which allowed for a pre-production construction period with pre-stripping initiated in advance of commercial production. Pre-stripping will commence in Year -1 and will include the mining of both waste and 650Kt of mineralised material which will be stockpiled until the processing plant is completed towards the end of the construction Year -1. Processing from the stockpile as well as directly from the open pit will then begin in Year 1, where 1.8 Mt per annum will be processed.

Figure 60: Annual tonnages

Table 91: Project Schedule Summary

Year	Mine to Mill	Mine to SP*	SP to Mill	Total mineralized material mined	Total tonnes processed	Mill feed grade				Waste	Strip ratio	Total tonnes mined
						AG	AU	CU	AG EQ**
	t	t	t	t	t	gpt	gpt	%	gpt	t		t
-1	0	666,441***	0	666,441***						2,333,559		3,000,000
1	1,133,604	1,119,763	666,396	2,253,367	1,800,000	71	0.25	0.57	132	4,746,632	2.6	7,000,000
2	1,411,747	774,387	388,253	2,186,134	1,800,000	65	0.30	0.40	114	4,813,865	2.7	7,000,000
3	1,547,449	419,833	252,551	1,967,282	1,800,000	61	0.19	0.37	102	5,032,718	2.8	7,000,000
4	1,147,466	523,698	652,534	1,671,164	1,800,000	46	0.20	0.32	84	5,328,836	3.0	7,000,000
5	743,761	480,777	1,056,239	1,224,538	1,800,000	31	0.15	0.21	56	5,775,462	3.2	7,000,000
6	1,109,843	308,084	690,157	1,417,927	1,800,000	36	0.14	0.23	63	5,582,072	3.1	7,000,000
7	1,245,819	297,612	554,181	1,543,431	1,800,000	39	0.19	0.23	69	5,456,569	3.0	7,000,000
8	1,800,000	431,933	0	2,231,933	1,800,000	65	0.18	0.40	109	4,768,068	2.7	7,000,000
9	317,455	0	762,219	317,455	1,079,674	27	0.11	0.19	49	1,662,584	1.5	1,980,000

Total	10,457,144	5,022,528	5,022,530	15,479,672	15,479,674	50	0.19	0.33	88	45,500,365	2.94	60,980,000
*SP means stockpile
**Head Grade means combined grade to the mill from all sources
**Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$22/oz silver, US$1200/oz gold, US$3/lb copper.
*** No grade is reflected for the material mined in year -1, as the material is not fed into the mill during that year.  Please refer to appendix C for the grade of mined, stockpiled and mill feed material.

16.5  Mining Operations

Tetra Tech has considered the use of a mining contractor for the La Joya project for the purpose of the PEA.  A quote was obtained from a mining contractor from Mexico by the name of Construcciones Y Minado San Francisco S De R.L De C.V (CMSF). Conceptualization of the proposed mining method has been undertaken for the PEA.  Tetra Tech has considered conventional benched open pit mining.  The mined rock will require drill and blast prior to loading onto haul trucks as part of the mining process.

16.5.1  Drill and Blast

For the preliminary pit design, bench heights of 5 m for mineralized material and 5 m for waste have been used. Triple benching has been considered for waste benches. Triple benching allows for three benches to be stacked on top of on another without a berm in between, this is conventional practice in open pit mining to enable steeper pit walls.  The estimated powder factor used in the design was 0.3 kg/m3 of rock (Schnelder 1999).  Two drilling rigs are proposed to be used, with a smaller machine for mineralized material such as a crawler mounted drilling rig capable of drilling up to 150 mm holes, with a larger machine for drilling waste rock capable of drilling up to 180 mm holes.

The blasting for mineralized material and waste could be undertaken daily or in larger blasts providing material for a longer duration. During drilling, blast hole samples will be taken for analysis to enable a decision on whether rock is considered mineralized above a cut-off grade or waste rock.  A similar practice is undertaken at SilverCrest’s operating mine, Santa Elena.

16.5.2  Load and haul

The loading of blasted material within the pits will be completed with a combination of hydraulic shovel or excavator and a large wheeled front end loader.  The hydraulic shovel or excavator is operable in poorly prepared areas or narrow mining areas but cannot be moved quickly between loading sites, whereas the wheeled loader requires a relatively competent working surface and a larger working area but can move quickly between multiple sites for loading of trucks.

Hauling has been considered using 60 tonne mining haul trucks, for which current commercial models typically have an operating width of 5 m.  The trucks will transport blasted material to either the waste dumps, stockpile or directly to the crusher as required.  Single lane haul roads have been considered for final pit layouts with double lane haul roads for the longer term haul roads between the open pit, waste dumps and crusher.  A minimum of a 30 m mining width has been applied to the final pit design for the PEA.

16.5.3  Stockpiling

The schedule includes placement of mineralized material, mined from the open pit into a low grade stockpile, with higher grade material supplied directly to the process facility.

Mining equipment will be allocated for the re-handling of the stockpile from the existing fleet. Any mineralized material mined in excess of the annual mill feed capacity of 1.8 Mtpa will be deposited at the stockpile location. Tetra Tech has investigated sites for the location of the stockpile, and due to the terrain and the PEA site layout, Tetra Tech have considered a system of progressive placement of the stockpile on top of the north waste dump, as the waste dump is enlarged.  The stockpiled material will form a lift off the north waste dump, with the waste dump forming a stable platform for stockpile formation.

This stockpiled material will be loaded and handled by a wheeled loader and loaded back onto haul trucks to be transported to the crusher site.

16.5.4  Waste Rock Storage

Tetra Tech investigated optimal waste dump locations within the mining concession for La Joya and ultimately considered two sites. A smaller area to the northeast side of the ridge focuses on depositing the non-mineralized material from the northern side of the Main pit and the larger site to the southeast of the Patricia pit. This would serve not only the Patricia pit, but the remaining waste from the Main pit too. The volume of the two waste dump sites is 8.5 Mt for the North Dump, and 36.4 Mt for the South Dump with a total capacity of 45 Mt.

To fit into the topography Tetra Tech has proposed side hill dumps. However stability analysis and waste dump slope design has not been completed.  The construction of the waste dump will be undertaken using descending methods, involving the advancement of the waste dump from the top of the slope, progressing down the slope through adding subsequent wrap around lifts at a lower elevation, successively around the toe of each previous lift.  The latter approach will provide for long term enhanced stability where the dump slopes can be adjusted to be less than the natural angle of repose. A schematic of this approach is shown in Figure 61. Figure 59 and Figure 63 show the proposed waste dump locations and design.

Figure 61: Descending Waste Rock Embankment Construction

Descending embankment formation is undertaken starting dumping at the top of waste dump and advancing down the slope by creating wrap around lifts, below the previous lift

Berms are formed during construction by stepping out the wrap around lifts as required

Overall slope of waste dump
Angle of repose
Lift sequence
Berm
Subsequent wrap around lifts
①
②
③
④
⑤

**LEGEND**

CLIENT: SilverCrest

EBA A TETRA TECH COMPANY

**La Joya PEA**

**Descending Waste Rock Embankment Construction**

| PROJECT NO. | DWN | CKD | APVD | REV |
|---|---|---|---|---|
| V15103004-01 | MPH | XXX | XXX | XXX |

| OFFICE | DATE |
|---|---|
| EBA-VANC | November 2013 |

**Figure 61**

16.5.5  Mining Equipment

Tetra Tech has considered contract mining for the La Joya project.  This was undertaken by conducting a trade-off study of contractor versus in house mining.  The trade-off included consideration of inhouse mining equipment purchase and costs as opposed to contractor costs.  Tetra Tech has selected an equipment fleet based on the configuration of the open pit mining, haul roads and the processing plant.

Tetra Tech has reviewed the mining quote provided by Construcciones Y Minado San Francisco S De R.L De C.V. (CMSF) in Mexico, by doing an evaluation of the cost of operation of the required mining machinery.  The quote has been found to be 20% greater than the estimate by Tetra Tech which is in line with expectations for contract mining in Mexico.

Tetra Tech estimated cycle times for the haul trucks using manufacturer specifications for the trucks and the associated loader/shovel. Data such as number of passes required to fill the truck in conjunction with time taken per pass were incorporated into the cycle time study.

Runge Limited Xeras© (2011) software was used to obtain equipment operating costs, which were compared to the costs provided by CMSF in Mexico. This software aided in estimating manning requirements for each individual equipment, which in turn provided more accurate total operating costs. Xeras also provided estimates for number of trucks, loaders, and shovels required to mine 5,000 tpd based on the man hours available per annum.

Mechanical availability was considered and assumptions were made as to total working hours available from the equipment. These included both scheduled and unscheduled downtime as well as operating efficiency to account for unforeseen events applicable to open pit mining scenarios. Shift changes, meal breaks, fueling/lubing time, and blasting stoppages were all factored into the XERAS model when sizing the equipment fleet.

The estimated equipment requirements are shown in Table 92.

Table 92: Mining Equipment

Equipment	Key Productivity input	Hourly capacity	LOM Hours	LOM units required
Drill rig ore	25 m/ hr.	486 tonnes/ hr.	31,000	2
Drill rig waste	25 m/ hr.	1503 tonnes/hr.	29,000	1
60 t haul trucks	58 to 60 tonnes per load	121 to 409 tonnes per hour depending on use	352,000	12
Waste loader	220 secs per 60 t load	890 Tonnes/hr.	27,000	2
Ore shovel	195 secs per 60 t load	910 Tonnes/hr.	17,000	1
Service and stockpile loader	60 Secs per bucket plus 1500 hours per year	332 tonnes/hr.	51,000	2
Bull dozer	52 cycles per hour	563 BCMs per hour	74,000	3
Grader	20% of truck hours		17,000	1
Fuel truck	1500 hours per year		14,000	1
Maintenance truck	1500 hours per year		13,500	1
Water truck	8% of truck hours		18,000	1
Welding truck	1500 hours per year		13,500	1
Lighting plant	9 Hours per day		28,800	2
Light vehicles	5,181 hours per year		51,000	5

16.5.6  Mining Workforce

Tetra Tech has considered contractor mining for the La Joya property; however, estimates of the labour force required for mining have been undertaken.  The conceptual staffing for the mining operation is shown in Table 93.  Management and technical services staff such as geology and mining engineering are included in G & A.

Table 93:  Mining Operation workforce

Labour type	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Maximum Life of Mine
Blasting crews	4	4	4	4	4	4	4	4	4	4	4
7 Day operators	28	58	56	53	54	56	81	80	79	35	81
Total operators	32	62	60	57	58	60	85	84	83	39	85
Maintenance	11	26	25	23	24	24	34	33	34	13	34
Pit management and Supervision	4	4	4	4	4	4	4	4	4	4	4
Total mining workforce per year	47	92	89	84	86	88	123	121	121	56	123

16.5.7  Pit Dewatering

The impact on the local hydrogeological regime in the vicinity of the pit excavation area has not been thoroughly assessed. Due to the arid climate of the area in which the La Joya project occurs, the presence of significant quantities of ground water is not expected.  The hill side nature of the mining operation also allows for easy drainage of the mining area duringmine life.  Once pits are formed completely below the ground surface, pumping to dewater the pits is likely to become necessary but currently this is not expected to be onerous.

16.5.8  Qualified person statement

Tetra Tech has estimated the mining methodology and mining equipment requirements and finds that the open pit nature of the operation will be comparable to many other operations and therefore no significant issues are foreseen.  In addition, it is acknowledged that SilverCrest operates a mine in Mexico, which includes an open pit with contractor mining.  A similar model thus applied to the La Joya property is expected to be reasonable.  The precise details of the mining machinery are likely to vary from what Tetra Tech has proposed without significantly impacting the potential operations or mining costs.

17.0  RECOVERY METHODS

17.1  Introduction

Tetra Tech Wardrop designed a 5,000 tonne/d mill to process ROM ore from the MMT mineralisation at the La Joya property.  Two products will be produced: one is copper concentrate with silver and gold components; the other is silver doré bars (with gold) recovered from the first cleaner scavenger tailings. The process design is mainly based on currently available test results as summarised in Section 13.0 and industry experience.  This section will describe the major design parameters and unit process. The complete process design criteria are included in Appendix D, with detailed process flow sheets and general site and plant layouts are available in Appendix D.

17.2  Summary

ROM ore will be trucked and fed to a jaw crusher at the mine site. The crushed ore will be conveyed to a coarse ore stockpile at the plant site to compensate for the throughput imbalance between mining and processing. The crushed ore will then be reclaimed and conveyed to the grinding circuit of a conventional SAB milling arrangement. The particle size of the ground ore will be reduced to a P80 of 150 µm from a F80 of 150 mm.

Product from the primary grinding circuits will feed copper-gold/silver bulk rougher flotation cells. The floated copper rougher concentrate will be reground to a particle size of P80 of 20 µm in the high-efficiency tower milling process. The rougher tailings will be thickened, filtered and then directed to the dray stacking area.

The reground rougher concentrate will be further upgraded in a cleaner flotation circuit with three stages of copper cleaner flotation and one cleaner scavenger stage, producing the final bulk copper-gold/silver concentrate. The copper-gold concentrate will be dewatered in thickening and filtration processes and then stored on the plant site.

The first cleaner scavenger tailings will be thickened and pumped to a gold leaching plant to recover silver and gold components.  The plant will be composed of leach feed thickening, cyanide leaching, zinc precipitation (Merrill Crowe process), and cyanide destruction stages. The treated leaching residues will join the rougher tailings in the same thickening process as part of the final tailings.

Figure 62 shows a simplified process diagram for the designed processing facilities.

Figure 62: Simplified Process Diagram

17.3  Process Design Criteria

The processing facility has been designed to accept a blended ROM ore of half Manto and half Structure at a nominal rate 5,000 tpd. The facility will operate 24 hours per day, 360 days per year. Operation availability for the process plant will be 92%, and for the primary crushing circuit, 75%. The major process design criteria are shown in Table 94.

Table 94: Major Processing Design Criteria

Description	Units	Values
Operating Schedule
Annual Operating Days	d/a	360
Shift per day		2
Hours per shift		12
Plant Throughput
Annual Rate	t/a	1,800,000
Daily Rate	tpd	5,000
Hourly Rate - Crushing Plant	t/h	278
- Grinding/Flotation/Gold Leaching Plant	t/h	226
Feed Properties
ROM Ore Rock Type		50%Manto, 50% Structure
Coarse Ore Work Index, Mia	kWh/t	17.6
SAG Mill Specific Energy Requirement	kWh/t	9.1
Bond Ball Mill Working Index, BWI	kWh/t	14.8
Abrasion Index	g	0.12
Head Grades - Copper	%, Cu	0.41
- Silver	gpt	58
- Gold	gpt	0.2
Product Quality
Copper Concentrate	%, Cu	35
	gpt, Ag	4,380
	gpt, Au	11.5
Silver/Gold Dore	%, Ag	>99%

17.4  Process Description

17.4.1  Primary Crushing

One jaw crusher will perform primary crushing on the ROM ore. Haul trucks will deliver ROM ore from the open pit to one surge bin which will be equipped with one apron feeder to feed the primary jaw crusher. The top feed ore size to the crushers is approximately 1,000 mm, which will be reduced to a particle size of P80 of 150mm. The product from the primary crushers, the coarse ore, will be discharged onto dedicated ore transfer conveyors. These conveyors will deliver the coarse ore to the coarse ore stockpile. Dust collectors and sumps will be located in the facility to remove dust and runoff water. The crushing plant availability of 75% is considered with current plant design practice and industry experience.

The primary crushing circuit comprises the following major equipment:

▪	one 950 mm x 1,250 mm jaw crusher, driven by a 160 kW motor;

▪	one 1.2 m wide discharge conveyors driven by a 12 kW motor, and one 1.2 m wide coarse ore stockpile feed conveyor driven by a 52 kW motor; and

▪	one 7.5 kW apron feeder.

17.4.2  Coarse Material Storage

The coarse ore will be sent to a 3,000 t live capacity ore transfer stockpile via the coarse ore transfer conveyors. The ore then will be reclaimed by three 1.2 m wide x 9.0 m long apron feeders (including one standby) to the SAG mill.

17.4.3  Comminution Circuit

Grinding will be conducted in a SAB circuit with an average throughput of 5,000 tpd. The main equipment includes:

▪	one 6.7 m diameter x 3.2 m long SAG Mill, driven by a 2,100 kW motor;

▪	one 4.3 m diameter x 7.2 m long ball mill, driven by a 2,100 kW motor; and,

▪	pumps and classification hydro cyclones.

The crushed ore will be fed to the SAG Mill feed chute along with process water, making a slurry with 65% solid content. One automatic ball charging systems will deliver grinding media to SAG mill feed chute. Discharge from the SAG mill will be sent through a trommel screen and a SAG mill screen. Undersize from the screens will be sent to the cyclone feed pump box. Oversize from the SAG mill screen will be conveyed back to the SAG mill.

Slurry from the hydrocyclone pump box is pumped to the hydrocyclone cluster. Process water is added to the cyclone feed pump box as required. The hydrocyclone underflow will gravity-flow to the ball mill feed chute with solids content of 75%, while the overflow will flow to the bulk rougher flotation bank with solids content of 30% by gravity. The hydrocyclone clusters will have a cut size of P80 of 150 µm, and the circulation load to the ball mill circuits will be 300%.  One automatic ball charging systems will deliver grinding media to each ball milling feed system.

17.4.4  Copper-Gold/Silver Flotation

17.4.4.1  Bulk rougher/Scavenger Flotation

The hydrocyclone overflow of the grinding circuit will feed one rougher flotation bank that will be consisted of four 70 m3 flotation cells. The flotation reagents will include potassium amyl xanthate (PAX) and methyl isobutyl carbinol (MIBC). The bulk copper-gold/silver bulk rougher concentrate will be sent to a tower mills for regrinding. The flotation tailings will be sent to the rougher scavenger flotation stage, with scavenger concentrate pumped back to rougher flotation, and scavenger tailings pumped a dewatering circuit prior to being dry-stacked on the site.

17.4.4.2  Bulk Concentrate Regrinding

The copper-gold/silver bulk concentrate will be reground to a particle size of P80 of 20 µm, together with the 1st cleaner scavenger tailings.   The regrinding process will be conducted in a regrind tower mill closed with a hydrocyclone cluster. The overflow from the hydrocyclone cluster will gravity-flow to the cleaner flotation circuit, while the underflow of the hydrocyclones will flow to the regrinding mill feed distributor. The major equipment in the regrind circuit are:

▪	one tower mill, driven by a 265 kW motor;

▪	pumps and classification hydrocyclones.

Reagent cyanide and lime will be added in the regrind cyclone feed pump box to depress the arsenopyrite associated with Manto and Structure mineralisation.

17.4.4.3  Cleaner Flotation

The hydrocyclone overflow will be cleaned in three cleaner flotation stages.  In the first stage of cleaner flotation, a bank of five 5 m3 tank cells will be used. The 1st cleaner concentrate is fed to a single 2nd/3rdcleaner flotation circuit. The 1st cleaner tailings will pass to a scavenger stage.  The 1st cleaner scavenger concentrate will be sent back to regrind circuit by slurry pumps; the scavenger tailings will be discharged and sent to leaching circuit.  For the 2nd and 3rd cleaner stages, the same size cell of 5 m3 will be used with two for the 2nd cleaner stage and one for the 3rd cleaner flotation.  The tailings from the 2nd and 3rd cleaner flotation stages will be returned to the head of the preceding cleaner flotation circuit. The final concentrate will be sent to a dewatering circuit.

The same reagents used in the rougher flotation circuit will be used in the cleaner circuit.

17.4.4.4  Copper Concentrate Dewatering

The final copper-gold/silver concentrate will be thickened to 55% solids by weight in a 4.5 m diameter high-rate thickener. The thickener overflow will return to various circuits for use as process water. The thickener underflow will be directed to a thickened concentrate stock tank. The concentrate will then be pumped and filtered to contain about 8 to 9% moisture.

The key equipment used in the concentrate dewatering processes will include:

▪	one 4.5 m diameter high-rate thickener;

▪	one 30 m2 filter press; and

▪	pumps and tanks.

17.4.5  Cyanidation Leaching/Gold Plant/Cyanide Destruction

The 1st cleaner scavenger tailings will be further processed in a Cyanidation leaching process to recover silver and gold components. The separation will employ the feed thickening, cyanidation leaching, zinc precipitation (Merrill Crowe process), and cyanide destruction stages.

The circuit will include the following key equipment:

▪	one 10 m diameter high rate thickener;

▪	one cyanidation leaching circuit;

▪	one zinc precipitation plant; and

▪	one cyanidation destruction circuit.

The first cleaner scavenger tailings will be thickened prior to the cyanidation leaching.   The thickener underflow will be pumped to leaching tanks.

The discharge from cyanidation will be pumped to a Merrill-Crowe zinc precipitation plant for recovery of silver and gold from cyanide solutions.  The plant is typically composed of a solid and liquid separation such as a CCD circuit, a de-aeration stage of the pregnant solution typically in a packed tower under vacuum, and zinc precipitation followed by a filtration.  The predicated silver and gold will be sent to the on-site electro winning and fire refining to produce silver/gold dore.

The leaching residues will be discharged in the form of the CCD thickener underflow and treated by using Inco sulfur dioxide /air process.  The equipment used will include one high pre-aeration agitation tank, SO2 oxidation tanks and a wet alkaline scrubbing system.  The treated residues will join the rougher flotation tailings in the tailings dewatering area.

Typical reagents will be added including cyanide, lime, lead nitrate, zinc dust, filter aid, sodium metabisulphite (SMBS) and anti-scalant.

17.4.6  Tailings Management

The tailings will be generated in the recovery processes of valued metals, namely the rougher flotation tailings, and the treated cyanidation residues. The tailings streams will be combined and dewatered to a dry stacking level.  The circuit will include the following key equipment:

▪	one 45 m diameter high rate thickener;

▪	two 90 m2 vacuum belt filters packages; and

▪	pumps and tanks.

The combine tailings will be directed to one 45 m diameter high rate thickeners, where the tailings will be thickened to 60% solids. The thickener overflow will be pumped to the process water tank, and the underflow will be pumped and filtered in two vacuum belter filters each with a filtration area of 90 m2.  The filtered tailings will be trucked to a dedicated area for dry stacking storage.  Tetra Tech WEI recommends a trade-off study comparing the conventional tailings pond storage.

17.4.7  Reagents Handling

All the reagents will be prepared in a bermed containment area in a separate reagent preparation and storage facility. The reagent storage tanks will be equipped with level indicators and instrumentation to ensure that spills do not occur during operation. Appropriate ventilation and fire and safety protection will be provided at the facility.

The liquid reagents (including CMC, MIBC, and antiscalant) will be added in undiluted form to various process circuits via individual metering pumps.

All the solid type reagents (including PAX, NaCN, CuSO4 and SMBS) will be mixed with fresh water to 10% to 25% solution strengths in their respective mixing tanks, and stored in separate holding tanks before being injected into the process circuits at various addition points by metering pumps.

Lime milk of a 20% strength will be prepared onsite from quicklime.

Flocculent will be dissolved, diluted to 0.5% strength and then added to various thickener feed wells by metering pumps.

17.4.8  Assay and Metallurgical Laboratory

The assay laboratory will be equipped with the necessary analytical instruments to provide routine assays for the mine, process and environmental departments.

The metallurgical laboratory will be fully equipped with all necessary laboratory equipment and instruments, and will undertake all necessary testwork to monitor the metallurgical performance and to improve the process’s flowsheet and efficiency.

17.4.9  Water Supply

17.4.9.1  Freshwater Supply System

Freshwater will be supplied from a reservoir or  underground source for the following applications:

▪	fire water for emergency use;

▪	cooling water for mill motors and mill lubrication systems; and

▪	reagent preparation.

Water to be used as gland water or for reagent preparation will undergo filtration, and will be stored in a separate tank.

17.4.9.2   Process Water Supply System

Process water will consist primarily of reclaimed water from the concentrate and tailings dewatering stages.  On average, total makeup water, including freshwater for process requirements, is estimated to be approximately 30 m3/h.

17.4.10  Air Supply

Plant air service systems will supply air to the following areas:

▪	low pressure air for flotation cells by air blowers;

▪	high pressure air by dedicated oil-free air compressors in leaching circuit;

▪	high pressure air by dedicated oil-free air compressors in cyanide destruction circuits; and

▪	Instrumentation air and other plant service air for primary crusher and mill.

17.4.11  Process Control Philosophy

The process control systems will typically consist of a Distributed Control System (DCS) with PC-based Operator Interface Stations (OIS). These stations are located in the following two control rooms:

▪	primary crusher control room; and,

▪	mill grinding/thickening/dewatering control room.

The control rooms will be staffed by trained personnel 24 h/d.

In addition to the plant control system, a closed-circuit television (CCTV) system will be installed at various locations throughout the plant, including the ore transfer stockpile, stockpile, coarse ore stockpile, the stockpile conveyor discharge point, the grinding/flotation facility, the TSF, the concentrate dewatering/storage building and the gold recovery facilities. The cameras will be monitored from both local control rooms and a central control room.

An automatic sampling system will be installed to collect samples from various streams for online analysis and the daily metallurgical balance.

Cyanide monitoring/alarm systems will be installed at the cyanide leaching area and at the cyanide destruction areas. A sulphur dioxide monitor/alarm system will monitor the cyanide destruction area as well.

18.0  PROJECT INFRASTRUCTURE

The existing infrastructure on the La Joya property includes an access road and tracks used during the exploratory drilling. Figure 63 shows the planned layout for the La Joya property.

The property is 9.4 km away from the town of La Joya. The close proximity enables the use of the towns as a source of labour as well as accommodation for labour sourced from elsewhere in Mexico or other countries.  It is anticipated that workers will be able to travel to and from La Joya or other nearby towns each day during mine construction and operation, eliminating the need for temporary camp accommodations. For the purpose of the PEA, Tetra Tech has provided for the following project infrastructure and facilities:

1.	Upgrade of the site access road

2.	Site and haul roads.

3.	Administration office buildings, a mine dry/change house and warehouse.

4.	Fresh water supply systems including a pump house to treat and piping to distribute the water as process water, fire water, and potable water.

5.	Water management infrastructure, including diversion ditches.

6.	Waste rock storage facilities.

7.	A dry stack tailings storage facility (DSTSF) including a tailings water pond, diversion berms and necessary liners.

8.	Solid waste disposal pad with solid waste skips/bins and hazardous waste skips/bins.

9.	On-site fuel storage.

10.	On-site explosive magazines and storage.

11.	Process facilities including a crusher, mill building and process plant.

12.	Assay laboratory.

13.	Power supply and distribution, including:

III.	a substation; and

IV.	power cables and lines.

14.	A security/weigh station

15.	Process control and instrumentation.

16.	Communication systems.

Please refer to site layout Figure 63 for locations of the planned infrastructure for La Joya.

Figure 63: Conceptual general arrangement for the La Joya Property

WAREHOUSE & PLANT OFFICES
PROCESS FACILITY
ADMINISTRATION OFFICE
STOCKPILE
CRUSHER
DIESEL STORAGE
& TRUCK STOP
ACCESS ROAD
DRY STACK TAILINGS FACILITY
SOUTH
DUMP
NORTH
DUMP
MAGAZINE STORAGE
PATRICIA PIT
MAIN PIT
ACCESS ROAD
FOR INTERNAL USE ONLY
SILVERCREST
LA JOYA, PEA
LA JOYA SITE LAYOUT
D101

18.1  Waste Rock and Tailings Storage Facilities

Two waste rock storage facilities and one dry stack tailings storage facility (DSTSF) are planned at La Joya (Figure 63).  The waste dump design consists of a total storage of 18 Million cubic metres in two side hill dumps to the east of the Cerro Sacrificio ridge. Currently, no geochemical or geotechnical characterisation of the waste rock units has been completed.

Dry stack tailings (or dewatered tailings) are the preferred method given the reduced environmental footprint, increased return water efficiency, ability for concurrent reclamation, elimination of post-closure maintenance of the facility, and ease of permitting. Dry stack tailings management involves filtering of the process tailings to a moisture content (by dry mass) typically ranging between 15 percent and 18 percent using pressure

The tailings will be conveyed downhill to the tailings storage facility using overland conveyors, which include mobile ramp conveyors and grasshoppers and a mobile radial stacker. A bulldozer has also been considered for the movement of material on the DSTSF in conjunction with the radial stacker and grasshoppers.

Conceptual design of the proposed DSTSF is based on a 5,000 tpd open pit operation over a period of nine years. The DSTSF will be located approximately 2000 m southeast of the deposit and approximately 1000 m south of the proposed mill site. General characteristics of the DSTSF are summarized in

Table 95.
Table 95: Summary of Dry Stack Tailings Storage Facility

Description	Amount
Tailings Storage Volume	8.6 Mm3
Tailings Storage Tonnage	15.5 million tonnes
Average Dry Density	1.8 t/m3
Highest Crest Elevation	2,292 m
Lowest Toe Elevation	2,192 m
Side Slope	3H:1V
Tailings Storage Facility Footprint	331,000 m2

Geotechnical and geochemical characterization, including acid rock drainage and metal leaching, of the tailings and waste rock materials has not yet been completed for the project.  Given the abundance of limestone in host rocks of the deposit  , it is reasonable to assume that net neutral tailings chemistry may be facilitated after processing.

Even though it is expected that the tailings seepage will be benign, the current design incorporates an engineered liner across the full footprint of the facility as redundant measure to minimize seepage.  The liner system currently is envisioned to include a low permeability compacted tailings base layer (a seepage barrier) overlain by a mine waste rock layer (a free-draining layer) wrapped with geotextile.  Any seepage (the entrained pore water within the tailings) and storm water will be collected using a lined perimeter ditch around the DSTSF, and eventually directed to the combined seepage/runoff collection pond located to the southwest of the DSTSF. A presumed storage capacity of 100,000 m3 plus 1 m freeboard has been used for sizing of the pond.

18.2  Dry Stack Tailings Management Facility

The conceptual design of the proposed dry stack tailings storage facility is based on a nominal production rate of 5,000 tpd over a period of nine years. Site specific geotechnical information and tailings characteristics are unavailable at the current PEA level. General assumptions made in the conceptual design of the DSTSF include: geotechnically sound subsoil conditions for supporting the proposed dry stack tailings within the DSTSF; easy handling of tailings by conveyors, dozers, compactors and other construction equipment; benign tailings and non-active mine rock.

18.3  Access and Site Roads

18.3.1  Access Roads

The La Joya property is currently accessible from Highway 241 starting from either La Joya, or alternatively from south of Villa Union. The proposed access road to the site is the latter route east on Highway 241 south of Villa Union following existing farming and agricultural roads as sketched in Figure 64.  The existing condition of these roads has not been observed in the field by Tetra Tech but is assumed to be dirt roads in the range of 6 to 10 m wide. In order to use this route as the access road to the La Joya Deposit for initial transport of equipment and supplies for exploration activities, upgrading is required to accommodate the anticipated traffic. The total length of the access road is approximately 15 km through mainly flat terrain in the valley, but will need to climb approximately 120 m vertically from the base up to the exploration site. The road grades for this section may be at the maximum of 10%, depending on the alignment and amount of profile cutting into the existing slope face. Further studies will provide a better concept of the grades and volumes for construction of the access road through this challenging section.

The design criteria for the access road include roadway width 6 m (minimum), roadside turnouts at regular intervals, and embankment height of 0.5 m (minimum). It has been assumed that the access road will be upgraded using suitable fill material available from local sources. The top 200 mm will consist of granular material for the roadway surface. Ditching and culverts are needed to provide for drainage and will be installed at existing drainage locations or at regular intervals if existing drainage facilities are not adequate.

It may be necessary to acquire road right-of-way or obtain easement through properties that are not owned by the federal government. SilverCrest has advised that the majority of the road is registered as a federal public road not requiring easement rights.  Tetra Tech has not sought legal confirmation of this and until further review assumes this to be correct.  This unknown will be better identified with further design and discussions with stakeholders. For the PEA, right-of-way requirements (if any) have not been accounted for.

Figure 64: Access Road

Access Road
La Joya Deposit
La Joya
Hwy 241
Hwy 45
DURANGO
ZACATECAS
Mina La Parilla
Vincente Guerrero
590000
595000
600000
605000
610000
615000
620000
625000
2645000
2640000
2635000
2630000
2625000
N
S
E
W

LEGEND

- Populated Place
- State Border
- Access Road
- SVL Concession Border
- Other Mineral Concession
- Transmission Line
- Major Highway
- Highway
- Railway
- Contour (200 m)
- Watercourse

NOTES
Base data source: INEGI

STATUS
ISSUED FOR REVIEW

Scale: 1:150,000
2 1 0 2
Kilometres

| PROJECTION | DATUM |
| --- | --- |
| UTM Zone 13 | WGS84 |

FILE NO.
V15103004_008_Figure18-2_AccessRoad.mxd

CLIENT
SILVERCREST

eba
A TETRA TECH COMPANY

# LA JOYA
# NI43-101 TECHNICAL REPORT

## Access Road

| PROJECT NO. | DWN | CKD | APVD | REV |
| --- | --- | --- | --- | --- |
| V15103004-01.008 | SL | MEZ | RW | 0 |

| OFFICE | DATE |
| --- | --- |
| EBA-VANC | November 4, 2013 |

Figure 18.2

18.3.2  Site Roads

The current road layout at the site was developed to a conceptual level to provide access to the pits, waste dumps, other site infrastructure and facilities. Haul roads were sketched out in coordination with the open pit design to minimize slope angle in the pit and total cut volumes. Two lane haul roads connect pit entry/exit points to the primary crusher and waste rock storage locations. Where possible, the length of roads was minimized by selecting the shortest route around the mining area and reducing the number of site roads to the minimum.

Figure 63 shows 2-lane haul roads from Main Pit and Patricia Pit to the crusher and North and South Waste Dump. The total length of the 2-lane haul roads is approximately 5,200 m but may change during more detail design as the terrain is very steep and challenging to weave the road through.  A single lane haul road or site service road that is approximately 2200 m long connects the Main Pit location to the Diesel Storage & Truck Shop, administration office and other buildings. A road to the explosive storage will be required and is sketched on the site layout; however, the locations for both the building and road have not been confirmed at this stage.

Typical sections in Figure 65 shows dimensions for 2 lanes and 1 lane haul roads including width of a safety berm. The design vehicle for haul roads is a 60 tonne haul truck (CAT 773E). The following parameters for site roads have been used in the preliminary economic analysis:

▪	Width of 2 lane haul roads – 21.2 m (including safety berm).

▪	Width of 1 lane haul roads – 15.8 m (including safety berm).

▪	Maximum grade – 8 to 10%.

▪	Cross slope – 30 mm/m.

▪	Cut slope – 68 degrees (rock).

▪	Sub-base and surface thickness – 0.5 m.

The typical sections show the haul roads in cut for the entire roadway width. Constructing the road by some filling on the downslope side was considered but large fill volumes and potential road instability concerns negated the benefits of a cut and fill section. Note that the existing slope has an angle of approximately 28 degrees and a proposed roadway fill slope may be 1.5:1 or 2:1 (32 or 27 degrees) depending on the geotechnical recommendations.

The site roads will be constructed using quarried rock or waste rock from the site with surfacing aggregate possibly coming from a local crushing pit. The road cut material will also be available for use as fill at other facilities, and excess or unsuitable material will be deposited as waste. It is assumed that there is no significant overburden as bedrock is exposed at most locations. It is recommended that a geotechnical site investigation program be carried out to fully assess the in-situ rock conditions and provide more geotechnical engineering for the road design during future studies.

All site roads will incorporate ditches and culverts as necessary to prevent erosion and improve road performance. The ditch configuration will be influenced by many factors including design storm event and road grade. Culverts will be protected with rip-rap at both the inlet and outlets.

A properly designed and constructed road can significantly reduce the frequency and magnitude of on-going maintenance, but some seasonal work will be required. The maintenance program will include dust suppression, ditch and culvert cleaning and regular surface re-grading.

Figure 65: Haul Road Cross Section

18.4  Concrete

Structural reinforced concrete for the construction of crushing plant equipment supports, process plant equipment supports, building and substation foundations, tanks and miscellaneous storage pads have been included in the capital cost estimates.

18.5  Water Management

18.5.1  Water Storage and Distribution

No drilling for process or potable water has yet been undertaken for the property.  Tetra Tech has considered two water wells on-site, to provide the water source for all mine site operations.  From the water wells water will be pumped into a large water storage tank (600 kℓ) within the process plant with piping to the rest of the water distribution system. Tetra Tech has included the piping, pumps, electrical cabling and buildings required for pumping from the wells in the PEA.  Drilling of the wells could be undertaken by local contractor once a study on the ground water has been completed. Concrete pump mounts are likely to be required at the wellheads.

Two 5 kℓ tanks are planned to be located near the open pit mine fresh water needs and fire water storage. No provision has been made for potable water due to the proximity of the local town.

18.5.2  Sewage Collection and Treatment

A single package sewage treatment plant has been envisaged to handle water borne sewage from the mine office, warehouse, truck shop, administration office and dry/change house facilities.

18.6  Buildings

18.6.1  Offices, Warehouse and Change Houses

The mine site office and administration office have been planned as two complexes of interlocked containers.  Tetra Tech has provided for the equipping of the offices with modest furnishings, office supplies, fire protection, HVAC.  A mine warehouse is planned near the process facility, complete with shelving, a concrete base, as well as fire sprinklers, electrical and plumbing.  Five additional containers have been provided for the construction of a dry/change house facility on-site.   All site buildings will be equipped with electrical and plumbing.

18.6.2  Truck Shop

A truck/maintenance shop has been planned near the other mine site infrastructure.  The truck shop will include a concrete loading bay and 45 to 50 tonne overhead crane.  Provisions have been made in the PEA for basic and specialized tools including spanner sets, lathes, a compressor, hand tools, welding and metal work supplies.  Two additional shipping containers have been planned for use as general shop and utility storage.

18.7  Waste Collection Facility

Tetra Tech have considered the use of a contractor to ship all non-hazardous waste to the nearby municipal landfill or permitted landfill site.  A provision for onsite storage of waste has been included in the form of three domestic waste skips/bins and three hazardous waste skips/bins on a designated concrete pad.  Hazardous waste will be shipped as required by regulation to a permitted hazardous waste facility.

18.8  Fuel Storage Facility

A fuel storage facility has been envisaged at the La Joya mine site with a concrete base and bund wall to contain spillage. The capacity of the tanks is expected to be the order of; two 56,000L diesel tanks and one 7,500L gasoline tank.  Tetra Tech has included the costs for construction of the fuel storage facility, but has considered that the mine life is sufficiently long, with sufficient potential for the use of contract diesel suppliers, who conventionally provide and maintain the diesel storage facility under contract for the life of mine.

18.9  Explosive Magazine Storage

Tetra Tech has selected a provisional location south of the open pit and processing facility, for the storage of explosives.  This location of the selected site is expected to comply with requirements for explosive storage in terms of distance from other infrastructure.  The preliminary plan for the site includes concrete storage pad, an ANFO bin, a detonator magazine, and cartridge and booster magazine storage.  The explosive magazine area will need to be secured by a gated fence equipped with power.  Tetra Tech has made provision for this in the capital budget.

18.10  Processing Plant Infrastructure

The Concentrator Building (90 m by 24 m) is a steel structure with insulated steel roof deck and wall cladding. Two overhead cranes (a 30/10 t crane operating over the mill area, and a 15/3 t crane over the flotation and leaching area) are supported on steel beams cantilevered from building columns.

Interior steel platforms on multiple levels are provided to service ongoing operation and maintenance for equipment.  The building will house modular pre-fabricated units for electrical, MCC, control, change rooms, and offices.  Heavy mat concrete foundations and piers are provided to support mills.

Section 17.4.8 describes the onsite laboratory for the site.

18.11  Security and Weigh Scale

A small container building is provided for the in the PEA for the site with a 50t weigh scale as a security building.

18.12  Electrical Substation

The proximity of the La Joya property to a nearby power grid located 15 km from the site, favours the use of utility power for the mining operation. SilverCrest has begun preliminary engagement with the Mexican utilities on accessing power and the associated required infrastructure. It is expected that SilverCrest will need to fund the main power line and connections from the local village to the mine.  The details of the infrastructure required are not yet available. Tetra Tech has estimated costs for this electrical infrastructure based on similar projects.

The concept for the electrical substation on-site consists of a switchgear and transformer secured on a concrete pad with security fencing.  Another switchgear and 10km of power line and timber poles have been considered for connection to the existing power supply.  The electrical power for the mine is considered as a radial distribution system, using three phase power.  It is expected that multiple voltages systems will be used to provide power to throughout the mine, with larger equipment such as crushing and grinding equipment running on higher voltage three phase systems, with a medium voltage three phase network for pumps and smaller equipment.  A lower single phase voltage network will be available for offices, control systems and general mine requirements.  Smaller generators may be used to provide power during early mine construction.

The main substation will include transformers to provide a variety of voltages to the mine site.  The majority of the power will be supplied to the process facility via a high voltage cable or line.  Within the process facility various drop down transformers will provide electrical power at the required voltage to the processing equipment.  The electrical distribution will consist of unit transformers where required, power centres, distribution boards with overload protection, control panels as required and electrical cabling and grounding networks.  Tetra Tech has provided for limited power to the open pit, largely for lighting and for mine site truck maintenance facilities.  None of the mining equipment has been planned as electrically powered.

Grounding and protection circuits will be installed as required by Mexican electrical codes and best practice for the mining industry.  Full time certified electrical maintenance staff will be employed by the mining operation, with qualified electrical contractors to undertake specialist work where required.

18.13  Communication

Provision in the capital budget has been made for the purchase and installation of an onsite communication system.  This will include communications in mobile equipment and external communications of telephone and electronic communication.

19.0  MARKET STUDIES AND CONTRACTS

No market studies have been conducted at this time.

20.0  ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Permits required for the exploration Phase III drilling permit are under review and awaits issuance in Q4 2013. Tetra Tech understands that SilverCrest has held the appropriate permits required for the exploration phases completed to date on the property.

The Mexican government issued an environmental permit (Environmental Assessment) for all proposed Phase I and II exploration work in December, 2010. Phase I inspection of the site was conducted in May 2011.

Water permits are not required for exploration work since the water is purchased locally from private active wells.

SilverCrest will be required to obtain the appropriate permits from SEMARNAT and other regulatory authorities prior to mine development or construction as listed in Table 96.  Due to the early stage of the project, these permits are not yet required for the project.

Table 96: Future project permitting requirements

Permit	Mining Stage	Agency	Status
Environmental Impact Statement (MIA)	Construction/operation/abandonment	Secretary of environment and natural Resources (SEMARNAT)-State offices	Not yet required
Land use change study	Construction/operation	SEMARNAT-General Department of Permitting for Forestry and soils (DGGFS)-State offices	Not yet required
Land use license	Construction	Local Municipality	Not yet required
Explosive handling and storage permits	Construction	National Secretary of Defense (SEDENA). (Need approval from state and municipal authorities)	Not yet required
Archaeological release letter	Construction	Construction Nation Institute of Archaeology and History (INAH)	Not yet required
Water use concession title	Construction/operation/prior to utilization of water	National Commission of Water (CAN)-State offices	Not yet required
Water discharge permit	Operation	CAN-(State offices)	Not yet required
Construction permit	Construction	Local Municipality	Not yet required

SilverCrest has signed an agreement with the civil co-operative for the community of La Joya as described in Section 4.3.

21.0  CAPITAL AND OPERATING COSTS

Introduction Table 97 summarizes the capital and operating costs for the Project, which are discussed in greater detail in the following subsections.  The details of the capital cost estimate are included in Appendix E.

Table 97: Summary of Capital & Operating Costs

Cost Type	Total ($)	Unit Cost ($/t processed)
Total Capital Costs	141,189,928.00	-
Total Sustaining capital	6,335,869.00	-
Total Operating Costs	-	$24.25

21.1  Capital Cost Summary

Tetra Tech has estimated preproduction capital costs totalling $141 million, including contingency of $17 million and indirect costs. The sustaining capital is estimated to be $6.3 million over the operational life of the project. $6 million has been estimated for closure costs, based on $150,000 per hectare of open pit reclamation (Wernstedt and Hersh 2010, suggest that $120,000 per hectare should be considered for funding of mine rehabilitation), in addition to the closure provision, Tetra Tech has included operating costs for progressive reclamation of waste dumps, as well as funds for the reclamation of the DSTSF.  Tetra Tech has estimated a total of $7 million for working capital, which will be recovered over the life of the operations from the cash flow. The preproduction capital cost includes all major EPCM encountered by SVL during the initial 2 years of the project, namely Year -1 and Year -2. The preproduction capital cost is also inclusive of the pre-stripping costs planned for year -1. Note that the mining costs that would typically be associated for the pre-strip in Year -1, have been translated to capital cost. Table 98 summarizes the main components of the project and the associated costs while

Figure 66 shows the distribution of these costs.

Table 98: Capital Cost Summary

Capital Expense Item	Estimated cost in $US ($000)

Overall Site	$17,915
Open Pit Mining	$6,700
Ore Handling	$9,095
Process	$44,992
Tailings & Water Management	$6,850
On-Site Infrastructure	$9,116
Total Direct Costs	$94,666

Total Project Indirects	$24,824

Total Owner's Costs	$4,733

Total Contingency	$16,965

Preproduction capital costs including indirect and contingency	$141,190
*Subtotals and Totals do not add correctly due to the rounding of values to $000

Figure 66: Capital Cost Distribution

21.1.1  Open Pit Mining

Tetra Tech has considered the use of mining contractors for the PEA, and thus has not included the major mining equipment required for the operation in the mining capital. Tetra Tech has however included additional equipment that is not expected to be provided by a mining contractor including; light vehicles, electrical generator sets, a mechanic truck, a crane truck, and a welding truck which will be required for operation and maintenance of the processing plant.

The pre-stripping cost has been estimated using a contract mining cost. Referring back to the schedule, Year -1 has a total stripping tonnage of 3Mt which will result in the mine incurring a cost of $5.8M for the pre-stripping.

The total pre-production capital expenditure for mining is thus $6.7 million, including $800 thousand for the additional mobile equipment over and above that expected to be provided by a mining contractor as well as $77 thousand for mining engineering office and site equipment.

21.1.2  Overall Site Capital

Tetra Tech has accounted for costs associated with site preparation work as well as electrical and communication expenses. These can be seen in Table 99. The summary focuses on the major components of the mining project with the sections following breaking down the components into further categories. Full details are outlined in Appendix E showing breakdown of the costs.

Table 99: Overall Site Costs

Capital Expense Item	Estimated cost in $US ($000)

Bulk Earthworks/Site Preparation	$1,386
Site Roads	$9,924
Site Drainage	$118
Fencing/Gates	$109
Yard Lighting	$87
Site	$11,624

Power Supply & Distribution (includes E-rooms & substations)	$4,669
Fire Alarm	$376
Site Electrical	$5,044

Control System	$509
Communications	$739
Site Controls & Communications	$1,247

Site Costs Total	$17,915
*Subtotals and Totals may not add correctly due to the rounding of values to $000

21.1.3  Primary Crushing & Material Handling Capital

The crushing plant as described in section 17 has been used as a basis for the estimate below.  The estimate includes consideration of earth walls and other civil works as well as power supply, controls, and other auxiliary equipment required for the construction and operation of primary crushing and ore handling facilities.  Table 100 shows the material handling and primary crushing capital estimate.

Table 100: Material Handling Capital and Primary Crushing

Capital Expense Item	Estimated cost in $US ($000)

Jaw Crushing	$3,652
Coarse Stockpile	$5,210
Discharge Conveyor	$233

Ore Handling Total	$9,095

21.1.4  Processing Capital

The estimate of the processing plant capital is based on the required infrastructure to support a facility as described in section 17 and further illustrated in Appendix D.  Where appropriate, quantities were developed from general arrangement drawings, process design criteria, process flow diagrams, and equipment lists.  Percentage allowances are applied to bulk materials based on discussions between the process team and the estimator.  Table 101 shows a summary of the estimated capital cost for the processing facility.

Table 101: Processing Capital Estimate

Capital Expense Item	Estimated cost in $US ($000)

Mill Building	$5,305

Grinding & Regrinding	$19,314
Flotation	$4,484
Grinding, Flotation, and Refining	$23,797

Concentrate Handling	$1,375
Tailings Handling	$10,405
Leach / Gold Plant / Cyanide Destruction	$2,824
Concentrate & Tailings Handling	$14,603

Reagents	$1,286

Process Costs Total	$44,992
*Subtotals and Totals do not add correctly due to the rounding of values to $000

21.1.5  Tailings & Water Management Capital

21.1.5.1  Dry stack tailings storage facility

The scope of work included in the capital cost estimate consists of the following:

▪	Site preparation including grubbing, clearing, stripping, and rough grading for the tailings storage facility site.

▪	A perimeter containment dyke and seepage collection ditch around the DSTSF.

▪	Placement of a compacted tailings base layer.

▪	Installation of the underdrain.

▪	Construction of the runoff/seepage collection pond.

▪	Installation of the diversion ditch above the DSTSF.

Capital costs associated with the conveyor system, power supply, and access road to the DSTSF site are not included in this section.

The capital cost estimate includes the initial capital (pre-production) and sustaining capital for the duration of the mine’s operating life. Since insufficient detail design information is available at the current PEA level, the initial capital cost estimate has been based on equipment and material supplies and historical costing data used on mine facility structures. In the sustaining capital cost estimate, costs for the remaining earthworks are projected from Year 1 to Year 9 into the mine’s operating life.

The total estimated capital expenditures over the 9 year operating period are $12.9 million.

In addition to the initial Capital Cost of $5.2 M for the DSTSF, Tetra Tech has also accounted for grasshoppers and ramp conveyors both 30 meters in length as well as a radial stacker that will transport the dry tailings from the overland conveyor to be deposited in their final location. This brings the total initial capital cost for the DSTSF to $6.7 million.

21.1.6  Water management

Due to the fact that the PEA considered dry stack tailings, there is minimal associated water management related to dry stack tailings.  However, Tetra Tech has considered additional costs of water management for distribution of water to remote areas of the mining operation outside of the plant and administration area.  Tetra Tech has considered tanks, pipes, pumps and electrical installations as part of this cost, totalling $117 thousand for this aspect of the operations.

21.1.7  On-site Infrastructure

Tetra Tech has estimated the onsite infrastructure required for an operating mine.  Section 18 high lights the infrastructure requirements.  Table 102 shows a summary of the estimated capital costs for onsite infrastructure.

Table 102: On-site Infrastructure Capital

Capital Expense Item	Estimated cost in $US ($000)

Administration Complex	$427
First Aid/emergency vehicle garage	$52
Assay and Metallurgical lab	$771
Main Warehouse and Mill Shop Building	$796
Security/Weigh Station	$122
Truck Maintenance Complex1	0
Dry/Change house	$50
ANFO Emulsion Plant and Magazine Storage	$172
Ancillary Buildings	$2,391

Plant and Instrument Air	$666
Sewage Collection and Treatment	$95
Process Water, Fire/Freshwater Storage and Distribution	$945
Water Supply	$481
Fuel Storage Area	$731
Main Substation Building	$64
Waste Collection Facilities and Incineration Plant	$30
Site Services and Utilities	$3,013

Plant Mobile Fleet	$3,397

Mine Site Admin/SHE offices/Mine Planning/Engineering	$192
Temporary Works	$112
Temporary Services (For Construction)	$303

On-Site Infrastructure Total	$9,104
 *Subtotals and Totals do not add correctly due to the rounding of values to $000

1 Considered to be provided by contractor.  Tetra Tech has provided for contractor mobilization fees of $500 thousand to cover costs for the contractor including erection of trucks shops etc.

21.1.8  Indirect Costs

Tetra Tech has made provision in the capital estimate for indirect capital.  These costs are shown in Table 103.  These cost are largely obtained by factoring and experience of other projects.

Table 103: Indirect Costs

Capital Expense Item	Estimated cost in $US ($000)

Construction Indirects	$9,315
Spares	$1,673
Initial Fills	$566
Freight and Logistics	$2,776
Commissioning and Start-Up	$667
EPCM	$9,502
Vendors	$326

Project Indirects Total	$24,825

21.1.9  Owner’s Costs

Tetra Tech has estimated owner’s costs applicable to the preproduction period to be $4.7 million.

21.1.10  Contingencies

Various rates of contingency were applied based on the type of information available for the costs estimates.  Quotes for machinery and processing equipment from suppliers were given low contingency whereas industry reference material or estimates based on project experience were given higher contingencies.  The total contingency is $17 million representing 12% of total capital costs.

21.1.11  Sustaining Capital

A total of $6.3 million has been estimated for sustaining capital.  This includes provision for expansion of the DSTSF, as well as additional haul road construction later in the mine life as a result of pit expansion.

21.2  Operating Costs

Operating costs were estimated by Tetra Tech into 4 categories namely, mining, processing, general and administrative (G & A) and tailings management. Table 104 shows a summary of the operating costs estimated for the La Joya property. Figure 67 shows a visual for the operating cost distribution.  Note that the mining costs have been sourced from a quote supplied by Construcciones Y Minado San Francisco S De R.L De C.V (CMSF), the processing, tailings and G & A costs are estimated costs based on similar projects, quotes or budgetary costs of consumables, Mexican labour rates, estimated fuel and electricity costs.  These costs are further broken down in the section below.

Table 104: Operating Costs

Aspects of Operation	Estimated Average Cost per tonne, over LOM
Mining (contract) per tonne rock handled	$2.16
Average mining cost per tonne processed	$8.09
Costs per tonne processed	$13.86
Tailings per tonne processed	$0.49
G & A per tonne processed	$1.81
Total per tonne processed	$24.25

Figure 67: Operating Cost Distribution

21.2.1  Mining Costs

Tetra Tech has been provided with a mining contractor quote by Construcciones Y Minado San Francisco S De R.L De C.V (CMSF) for the mining of the open pit as described in the schedule in section 16. Figure 68 shows the quote provided to Tetra Tech.

Figure 68: Quote received by Tetra Tech from CMSF for open pit mining at the La Joya Property

Note that costs in the quote above are per metric tonne.

21.2.2  Verification of contractor mining costs by Tetra Tech

Tetra Tech has additionally estimated mining costs using Runge™ XERAS.  The software undertakes an estimate of cost based on inputs that the user provides on mining equipment to be used and factoring of maintenance and labour costs.

Tetra Tech’s estimate of mining costs has been based on the schedule and the geometry of the open pit.  The estimated fleet includes 60 tonne haul trucks being loaded by either a wheel loader for waste and a hydraulic shovel or excavator for ore.  Other support equipment includes drill rigs, bull dozers, graders, maintenance vehicles, smaller loaders, pumping and lighting equipment.   Tetra Tech obtained supplier quotes from Makomex and Maqsa in Mexico for Komatsu and CAT equipment, as well as other budgetary costs from suppliers in USA and Canada. For minor equipment requirements (less than $100,000) Infomine USA Inc. Mining Cost Service publications were used or other various sources, such as similar projects or verbal discussions with suppliers. Tire costs and tire life for the 60 ton haul trucks were also acquired from Goodyear.  Tetra Tech entered the mining schedule and estimated productivities for the mining equipment, into XERAS.  Additional mining consumable costs were entered including:

▪	Diesel Price = $0.81/L

▪	ANFO = $1.20/kg

▪	Powder Factor = 0.25 kg/tonne

▪	Labour rate for all equipment operators and Mechanics= $8.00/hour

Using XERAS daily shift schedules, availability and utilization inputs; machinery annual hour usage was estimated.   Similarly, estimating machinery costs per hour resulted in annual costs for machinery.  The mining schedule information enabled the conversion of this annual cost to cost per tonne.  The results for the mine life are shown in Table 105 below.

Table 105: Tetra Tech estimate of mining costs done using Runge™ XERAS software

Weighted average cost per tonne LOM	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
$1.80	$1.58	$1.54	$1.48	$1.51	$1.57	$2.14	$2.13	$2.12	$2.96

On the basis of the Tetra Tech estimate of mining costs as shown in Table 105, Tetra Tech finds that the quote by CMSF is 20% higher than the Tetra Tech weighted average estimate, which is reasonable for contractor mining.   Tetra Tech has compared the XERAS estimate of $1.80 with other similar projects by plotting the cost per tonne mined against daily production rate as shown in Figure 69. A trend line has been fitted to the results, and on the basis of this trend line, a 5,000 tonne per day operation in Mexico is estimated to have a mining cost of roughly $1.80 per tonne.

Figure 69: Estimated mining costs versus daily production for similar operations

21.2.3  Processing Cost Estimate

21.2.3.1  Process Operating Cost Estimate Summary

The operating cost estimates on the designed process include primary crushing, grinding, flotation, regrinding, cyanide leaching, Merrill-Crowe zinc precipitation/on-site smelting, cyanide destruction, and dewatering stages of concentrate and tailings.   The estimate accuracy level is within 35% range plus or minus.

Table 106 gives the overall estimated cost summary for the processing facility, based on a daily mill throughput of 5,000 tpd,  an operation availability of 92% and 360 operating days per year.  The annual operating cost is approximately US$13.86/t of mill feed, including manpower cost of US$1.99/t milled and supplies cost of US$11.87/t milled. The details of manpower estimate can be found in Appendix F.

Table 106: Processing Operating Cost Summary

Description	Personnel	Annual Cost US$ '000s	Unit Cost US$/t Milled
Operations Staff	3	$213	$0.118
Operations Labour	52	$966	$0.537
Maintenance Staff	4	$534	$0.296
Maintenance Labour	54	$1,592	$0.884
Metallurgical Laboratory	11	$274	$0.152
Subtotal Manpower	124	$3,579	$1.988
Operating Supplies		$13,577	$7.543
Maintenance Supplies		$3,320	$1.844
Operating Power Supply		$4,466	$2.481
Subtotal Supplies		$21,363	$11.868
Total Process Operating Cost	124	$24,942	$13.857

The annual process operating cost estimate is based on the following considerations:

▪
Staff, operating, and maintenance labour force complements and base salaries are based on a local labour rate in Mexico and converted to US dollars with an exchange rate of 0.077.  A burden of 71% was applied for all the employees to calculate the loaded salary values.

▪	The unit electronic power cost of $0.07/kWh is applied in the estimate by assuming a local power grid system as the mill power supply.

▪	The unit cost of processing reagents, liners, and grinding media are based on the budget prices received from the suppliers in North America in the third quarter of 2013.

The maintenance cost estimates for spares and other maintenance supplies are based on an annual allowance at a ratio of the equipment capital cost.

21.2.3.2  Process Manpower Cost

The designed mill at this PEA level will require a total of 124 people in production that will mainly include 52 operators, 54 maintenance workers, and 11 people working in the metallurgical lab.  Table 107 shows the manpower distribution in operation and maintenance area.

Table 107: Processing Manpower Requirement per Area

Description	Personnel	Annual Cost US$ '000s	Unit Cost US$/t Milled
Operations Staff	3	$213	$0.118
Operations Labour
➢ Shift Supervisor	4	$143	$0.079
➢ Crushing/Conveying	12	$197	$0.109
➢ Grinding/Flotation	16	$298	$0.166
➢ Concentrate Dewatering	4	$66	$0.036
➢ Leaching/Gold Plant	12	$197	$0.109
➢ Tailings Filtration	4	$66	$0.036
Operation Labor Subtotal	52	$966	$0.537
Maintenance Staff	4	$534	$0.296
Maintenance Labour
➢ Shift Supervisor	4	$171	$0.095
➢ Mechanical	24	$625	$0.348
➢ Welders	4	$82	$0.046
➢ Electrical	14	$465	$0.258
➢ Instrumentation	8	$248	$0.138
Maintenance Labor Subtotal	54	$1,592	$0.884
Metallurgical Laboratory	11	$274	$0.152
Total Manpower	124	$3,579	$1.988

21.2.3.3  Process Operation Supply Cost

The estimated process operation supply consumptions and annual costs are shown in Table 108. Metal consumption rates were based on the hardness and abrasion testwork on La Joya mineralogy samples together with industry experience.  Most reagent consumption rates were estimated from the locked cycle flotation and preliminary cyanide leaching tests except for those required in the gold plant.  These material consumption rates were obtained from internal data on similar projects to simulate the generated cost from zinc precipitation to cyanide destruction.  Other cost will include mill vehicle operation and miscellaneous items.

Table 108: Process Operation supply Consumption and Cost

Description	Consumption kg/t ore	Annual Cost US$ '000s	Unit Cost US$/t Milled
Liners	-	$2,918	$1.621
Grinding Balls
➢ SAG Mill	0.45	$1,130	$0.628
➢ Ball Mill	0.60	$1,415	$0.786
➢ Tower Mill	0.11	$264	$0.147
Screen Panels/Tower Mil Spares/Filter Cloth	-	$1,115	$0.619
Flotation Reagents
➢ PAX	0.05	$419	$0.233
➢ MIBC	0.045	$284	$0.158
➢ NaCN	0.025	$146	$0.081
➢ Lime	0.55	$197	$0.110
➢ Flocculant	0.01	$104	$0.058
Gold Plant Reagents
➢ NaCN	0.59	$3,450	$1.917
➢ Lime	0.10	$35	$0.02
➢ Zn Dust	0.06	$349	$0.194
➢ Lead Nitrate	0.01	$5	$0.003
➢ Filter-Aid	0.1	$153	$0.085
➢ Pre-Coat	0.1	$16	$0.009
➢ Na2S2O5	0.15	$125	$0.070
➢ CuSO4.5H2O	0.003	$14	$0.008
Laboratory Supplies	-	$500	$0.278
Others	-	$971	$0.539
Total Operation Supplies		$13,577	$7.543

21.2.4  Process Power Supply Cost

Process power cost estimate is presented in Table 109. The energy consumption is obtained from the process equipment load list at a total value of about 63,800 GWh per year. At a unit power cost of US$$0.07/kWh, the estimated power cost is about US$4.5 million per year.

Table 109: Processing Electrical Power Requirement per Area

Description	000’ kWh/a	Annual Cost US$ '000s	Unit Cost US$/t Milled
Primary Crushing	2,740	$192	$0.107
Grinding/Regrinding	41,890	$2,932	$1.629
Flotation	4,864	$340	$0.189
Leaching and Gold Plant	4,447	$311	$0.173
Tailings Thickening/Filtration	2,296	$161	$0.089
Concentrate Filtration Circuit	804	$56	$0.031
Reagent/Auxiliary	6,756	$473	$0.263
Total Power Supply	63,799	$4,466	$2.481

21.2.5  Tailings Cost Estimate

The estimated operating costs for the tailings storage facility are based on labour for spreading and compacting tailings, dust suppression, and maintenance and replacement of equipment. Conveyor installation and operational power costs are not included in this section.

The annual operating cost is estimated to be $604,000. The estimated operating costs over the 9 year operating period are totaled at $7.6 million. Table 110 presents the operating cost breakdown for the tailings storage facility.

Table 110: Estimated Operating Costs for DSTSF

Item	Amount $000
Total Operating Cost (for 9 Years)	$5,436
Indirect Cost (25%)	$1,359
Contingency (15%)	$815
Total	$7,600

The estimated operating cost stated above of $7.6 million, is equivalent to $0.49 per tonne processed over the life of mine.

21.2.6  G & A Cost Estimate

G & A has been estimated at $1.81 per tonne processed for the PEA.  G & A includes all costs involved in administration, site maintenance and general management of the operation.

Table 111 and Table 112 break down the costs for G & A.

Table 111: Non-Salary Costs Estimated for the La Joya Project

Non salary	Annual cost $000
Corporate expenses	$40
Professional Development	$25
Consultants and regulatory	$250
Environmental (non-labor)	$70
Legal services	$150
Property Taxes	$100
Computers and IT	$75
Public relations and donations	$100
Insurance	$500
Access Road Maintenance	$18
Engineering and surveying Supplies	$18
Communications, telephone	$36
Office Supplies	$24
Crew Transport	$43
Crew Transport - Rotation FIFO	$48
Skilled staff accommodation in La Joya	$72
Accounting services	$24
Employee Physical	$5
Waste Disposal	$12
Water Treatment and sanitation - offices	$25
Light Vehicle costs	$87
Office power and water	$26
Safety Supplies & Training	$103
Total	$1,851

Table 112: Salary based Costs Estimated for the La Joya Project

Salary	Salary	Burden	Number	Cost to company
General manager	$180,000	$63,000	1	$243,000
Mine manager	$96,000	$33,600	1	$129,600
Engineering manager	$96,000	$33,600	1	$129,600
Environmental manager	$42,000	$14,700	1	$56,700
Safety manager	$30,000	$10,500	0	$0
Accounts manager	$60,000	$21,000	2	$162,000
Human resources manager	$60,000	$21,000	1	$81,000
Chief geologist	$90,000	$31,500	1	$121,500
Social/community liaison	$24,000	$8,400	1	$32,400
Admin manager	$24,000	$8,400	1	$32,400
Surveyor	$24,000	$8,400	2	$64,800
Pit supervisors	$14,400	$5,040	1	$19,440
Safety officers / first aid	$14,400	$5,040	1	$19,440
Administration personnel	$14,400	$5,040	2	$38,880
General maintenance personnel	$9,600	$3,360	2	$25,920
IT Manager	$25,000	$8,750	1	$33,750
Payroll clerk	$9,600	$3360	1	$12,960
Security manager	$14,400	$5040	2	$38,880
Security guards	$9,600	$3,360	6	$77,760
Warehouse clerks	$9,600	$3,360	3	$38,880
Bus drivers	$9,600	$3,360	3	$38,880
Janitor and cleaning	$7,200	$2,520	1	$9,720
Diesel clerks	$9,600	$3,360	3	$38,880
Total	$873,400	$305,690	38	$1,446,390

The combination of non-salary based costs and salary based costs totals to $3.3 million per annum. Based on processing of 1.8 million tonnes per annum, G & A is estimated to be $1.81 per tonne processed.  The G & A cost has been multiplied by the tonnes processed per annum to get to the figures used in the financial analysis.

22.0  ECONOMIC ANALYSIS

22.1  Introduction

Tetra Tech prepared an economic evaluation of the La Joya Project based on a pre-tax and post-tax financial model.  The analysis is based on Q2 2013 US dollars.  No gearing or adjustment for inflation/currency gap is assumed. The complete economic evaluation spreadsheet is provided in Appendix G.  The commodity prices used for the base case are the same as applied in the resource model, as shown in Table 45.

On the basis of the current Inferred Mineral Resources, preliminary mine design and preliminary process engineering, Tetra Tech have estimated a positive net present value (NPV @5%) for the project of $92 million post-tax and $133 million pre-tax, with internal rate of return (IRR) of 22% post-tax and 30% pre-tax.  The economic analysis was based on a 9 year mine Starter Pit operating life, with a 2.6 year payback period, for the La Joya property.

Note: This preliminary economic assessment is preliminary in nature and includes Inferred Mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

22.2  Technical Assumptions

The economic assumptions used in the analysis are summarized in Table 113. Refinery costs reflect estimated contract terms based on similar projects and include provision for freight and marketing costs assuming export of the silver copper concentrate. Income tax is included at a rate of 30% on operating profit less depreciation, applicable loss-carry forwards and employee profit share payments.

Table 113: Economic Modeling Assumptions

Parameter	Value
Metal prices:
Gold Price1	US$1,200/troy oz.
Silver Price1	US$22/troy oz.
Copper Price1	US$3/lb
Exchange rates: Currency Exchange CDN:US$2	1.00:0.97
Currency Exchange US$:MEX$2	1.00:13
Penalty Elements	$0.00/tonne concentrate
Concentrate treatment Charge	$70.00/tonne concentrate
Deductions:
Concentrate:
Copper	Pay for 97%, $US x/payable lb.
Silver	Pay for 93.5%, $US y/payable oz.
Gold	Pay for 97.5%, $US z/payable oz.
Dore:
Silver	Pay for 99.5%, $US y/payable oz.
Gold	Pay for 99.5%, $US z/payable oz.
Refinery Charges:
Concentrate:
Copper	$0.07/lbs
Silver	$0.60/troy oz.
Gold	$10.00/troy oz.
Dore:
Silver	$0.18/troy oz.
Gold	$10.00/troy oz.
Financing:
Analysis Basis	Q2 2013 US dollars
Gearing	None
Income Tax Rate	30%
Depreciation	12% per year, Straight Line
1.	Based on 5 year historic metal price trends of US$22/oz silver, US$1200/oz gold, US$3/lb copper.
2.	Based on three year trailing average and rounded –off to two decimals

22.3  Summary of Financial Results

The pre-tax and post-tax economic analysis results for the base case are shown in Table 114.

Table 114: Base Case Economic Analysis Results

Aspects of financial analysis	Units	Value	Per tonne processed	Per Ag oz. eq produced
				$/troy oz.
Production
Silver Ounces Sold	k.oz	19,271,300	38.72
Gold Ounces Sold	k.oz	53,221	0.11
Copper lbs.	k.lbs.	92,691,737	0.27
Silver Eq ounces	k.oz	34.814.064	69.95
Average annual Silver Equivalent Ounces	k.oz	3,868,229
Concentrate Sold	tonnes	124,519
Revenue
Silver Sales	US$’000	$410,856	$27	$12
Gold Sales	US$’000	$63,024	$4	$2
Copper sales	US$’000	$270,005	$17	$8
Gross Sales before expenses	US$’000	$743,884	$48	$21
Operating Expenses
Open pit mining	US$’000	$125,208	$8.09	$3.60
Processing	US$’000	$214,548	$13.86	$6.16
Tailings	US$’000	$7,600	$0.49	$0.22
G&A	US$’000	$28,018	$1.81	$0.80
Total Operating Costs	US$’000	$375,375	$24.25	$10.78

Freight, concentrate transport & Refining	US$’000	$15,903	$1.03	$0.46
Post-tax financial results
Operating Margin	US$’000	$352,606	$22.78	$10.13
Capital Costs Total	US$’000	($147,526)	-$9.53	-$4.24
Capital Costs Pre-production	US$’000	($141,190)
Capital Costs Sustaining	US$’000	($6,336)
Mine closure costs	US$’000	($,6000)	-$0.39	-$0.17
Working Capital	US$’000	($6,971)	-$0.45	-$0.20
Post-tax cash flow	US$’000	$147,401	$9.52	$4.23
Post-tax NPV 5% - Base Case	US$’000	$92,563	$5.98	$2.66
Post-tax IRR - Base case	%	22%
Payback period	2.6 Years
Pre - tax financial results
Pre-tax NPV 5% - Base Case	US$’000	$133,387
Pre-tax IRR - Base Case	%	30%

Note: This preliminary economic assessment is preliminary in nature and includes Inferred Mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The post-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges. Figure 70 shows a comparison of pre-tax NPV5% and IRR both pre-tax and post-tax between the base case and varying commodity prices.

Figure 70: Sensitivity of NPV & IRR to Varying Commodity Prices

Figure 71 shows the pre-tax and post-tax cash flows over 2 preproduction years, 9 years of mine operating life and a three year closure and reclamation period.  The estimated peak cash flow occurs in the first year of mining, where the mill feed grade estimates in the schedule for gold, silver, and copper are highest and the open pit mining schedule reflects the lowest strip ratio for operations except for the final year of mining. Figure 72 provides a visual representation for the contribution of taxes payable and how it affects the post-tax cash flow.

Both Figure 71 and Figure 72 below include pre-production, the proposed Starter Pit mine life, as well as closure and reclamation periods. Year -1 and Year -2 correspond to the pre-production years. Years 1 through 9 represent the duration of the Starter Pit mine life, and lastly Years 10 through 12 represent the three closure years post production.

Figure 71: Starter Pit Proposed Schedule – Cashflow Analysis

Figure 72: Starter Pit Proposed Schedule – Cashflow with Tax Payable

22.4  Post - tax Results

Tetra Tech has estimated the estimated tax payable to be $48 million over the life of mine.  This figure is 16% of the estimated operating profits, which is in line with current tax payable by SilverCrest for current operations.  Initial and sustaining capital costs were incorporated on a year-by-year basis over the LOM.  Closure costs and working capital have been included in the cash flow. Capital expenditures were then deducted from the operating cash flow to determine the net cash flow before taxes.

The following assumptions have been used in development of the post-tax model:

1.	A tax rate of 30%.

2.	Any employee profit share is included in the G & A and is structured according to current SilverCrest operations.

3.	Depreciation has been deducted from taxable earning as straight-line depreciation at a rate of 12% per year.

4.	No losses or sunk costs have been carried forward.

5.	Other deductions applicable to pre-tax financial results are applicable to post-tax financial results.

6.	Excludes new tax reforms.

The post-tax cash flows used to estimate the NPV, IRR and payback period for the project are shown in Table 115.  Note that this cash flow includes the preproduction period, the mine operating life of 9 years and a period for closure and reclamation, inserted as three years of equal expenditure at the end of the operating life of the mine.

Table 115: Discounted Post-Tax Cash Flow Model

Discount cash flow model
	Total	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12
Concentrate:
AU koz sold	46,531	-	-	6,876	8,680	5,328	5,319	4,313	3,828	5,317	4,955	1,916	-	-	-
AG koz sold	18,939,144	-	-	3,131,882	2,848,344	2,665,226	2,026,787	1,352,872	1,594,076	1,722,778	2,876,874	720,306	-	-	-
CU lbs sold	96,053,613	-	-	19,228,193	13,527,441	12,434,911	10,874,740	7,149,947	7,699,305	7,769,150	13,559,124	3,810,802	-	-	-
Dore:
AU koz sold	7,893	-	-	1,208	1,282	882	1,038	623	759	967	823	312	-	-	-
AG koz sold	1,571,055	-	-	240,383	262,347	230,966	150,151	114,984	110,380	151,105	264,975	45,765	-	-	-
Total Metal Sold:
AU koz sold	54,424	-	-	8,084	9,961	6,210	6,357	4,936	4,587	6,284	5,777	2,228	-	-	-
AG koz sold	20,510,200	-	-	3,372,265	3,110,691	2,896,192	2,176,939	1,467,855	1,704,455	1,873,883	3,141,849	766,071	-	-	-
CU lbs sold	96,053,613	-	-	19,228,193	13,527,441	12,434,911	10,874,740	7,149,947	7,699,305	7,769,150	13,559,124	3,810,802	-	-	-
Metal Deductions
AU metal deductions (koz)	(1,203)	-	-	(178)	(223)	(138)	(138)	(111)	(99)	(138)	(128)	(49)	-	-	-
AG metal deductions (koz)	(1,238,900)	-	-	(204,774)	(186,454)	(174,395)	(132,492)	(88,512)	(104,167)	(112,736)	(188,322)	(47,049)	-	-	-
CU metal deductions (lbs)	(3,361,876)	-	-	(672,987)	(473,460)	(435,222)	(380,616)	(250,248)	(269,476)	(271,920)	(474,569)	(133,378)	-	-	-
Payable Metal
Payable Metal Au(koz)	53,221	-	-	7,906	9,738	6,072	6,219	4,825	4,488	6,146	5,649	2,178	-	-	-
Payable Metal Ag(koz)	19,271,300	-	-	3,167,490	2,924,237	2,721,797	2,044,447	1,379,344	1,600,288	1,761,147	2,953,527	719,022	-	-	-
Payable Metal Cu(lbs)	92,691,737	-	-	18,555,206	13,053,981	11,999,689	10,494,124	6,899,699	7,429,829	7,497,230	13,084,555	3,677,424	-	-	-

Operating revenue ($000s)	$743,884	-	-	$130,933	$111,912	$100,177	$81,511	$55,220	$61,064	$66,668	$107,785	$28,614	-	-	-

Freight & Marketing ($000s)	(15,903)	-	-	($3,184)	($2,240)	($2,059)	($1,800)	($1,184)	($1,275)	($1,286)	($2,245)	($631)	-	-	-

Operating costs ($000s)	(375,375)	-	-	($41,741)	($41,765)	($40,813)	($40,839)	($40,880)	($48,658)	($48,660)	($48,669)	($23,351)	-	-	-

Operating Profit ($000s)	352,606	-	-	$86,008	$67,908	$57,306	$38,872	$13,156	$11,132	$16,722	$56,871	$4,632	-	-	-

Capital ($000s)	(147,526)	(34,924)	(106,266)	(350)	(1,141)	(350)	(350)	(350)	(2,744)	(350)	(350)	(350)	-	-	-
Working capital ($000s)	0	-	-	($6,971)	($4)	$159	($4)	($7)	($1,299)	($0)	($1)	$8,128	-	-	-
Closure costs ($000s)	(6,000)	-	-	-	-	-	-	-	-	-	-	-	($2,000)	($2,000)	($2,000)
Royalty ($000s)	(3,719)	-	-	($1,223)	($854)	($668)	($337)	$0	$0	$0	($637)	$0	-	-	-

Pre-tax Cash Flow	$195,361	($34,924)	($106,266)	$77,464	$65,907	$56,447	$38,180	$12,800	$7,089	$16,372	$55,883	$12,409	($2,000)	($2,000)	($2,000)

Income Tax Payable ($000s)	(47,960)	-	-	($17,978)	($12,559)	($9,824)	($4,951)	$0	$0	$0	($2,647)	$0	-	-	-
Post-tax cash flow ($000s)	147,401	(34,924)	(106,266)	$59,486	$53,348	$46,622	$33,229	$12,800	$7,089	$16,372	$53,236	$12,409	($2,000)	($2,000)	($2,000)

22.5  Sensitivity Analysis

The scenario shown in Table 115 above is used as the base case for the sensitivity analysis.  The sensitivities are determined by initially determining which key variable the project is most sensitive to and then selecting those for further analysis.  The key variables are adjusted from -30% to +30%.  The results for pre-tax NPV and are IRR are shown in Figure 73 and Figure 74. Table 115 shows the cash flow analysis used to derive the post-tax sensitivities.

Figure 73: NPV Sensitivity Analysis

*Refer back to Table 113 for base case commodity prices used for economic evaluation

Figure 74: IRR Sensitivity Analysis

*Refer back to Table 113 for base case commodity prices used for economic evaluation

23.0  ADJACENT PROPERTIES

No adjacent properties of relevance have been identified in this study.

24.0  OTHER RELEVANT DATA AND INFORMATION

The following figure reflects the project development schedule developed by Tetra Tech. Further engineering is required for more confidence in the activity durations and the required start times. However, it provides a representation of the allocation of time and finances required to get each of the elements of the project completed.

Engineering, Procurement, and Design will be carried out at the start of Year -2. It is estimated that thorough design work will require at least 6 months. Any ordering of equipment and the subsequent construction of infrastructure would occur following this 6 month period. The processing plant would require the longest lead time in ordering equipment. Another 6 months from the end of the engineering and design phase is considered before equipment would arrive on site. A minimum 3 month lead time is designated for all other equipment, materials and supplies before their arrival on site. Based on the mining schedule and the design for La Joya to mine 7 Mtpa, an estimated time of 9 months was allocated for the pre-stripping of the 3 Mt in Year -1. By allowing 9 months for the first year of production consideration is given for a production ramp up phase for the mining contractor.

The construction of the facilities on site have been schedule in a way so to give some time for site preparation which may include clearing, cut and fill, and any foundation work required before any other construction proceeds. The preliminary schedule is shown in Figure 75 below.

Figure 75: La Joya Project Development Schedule

ID	Task Name	Duration	Start	Finish
1	**La Joya Pre-Mining Schedule**	**730 days**	**Thu 1/1/15**	**Sat 12/31/16**
2	Engineering/Procurement/Design	180 days	Thu 1/1/15	Tue 6/30/15
3	**Equipment Order Lead Time**	**183 days**	**Wed 7/1/15**	**Thu 12/31/15**
4	Long Lead Time for Mill Equipment	182 days	Thu 7/2/15	Thu 12/31/15
5	Short Lead Time for Mill Equipment	90 days	Thu 7/2/15	Wed 9/30/15
6	**Process Facility**	**360 days**	**Thu 12/31/15**	**Sun 12/25/16**
7	Process Facility Foundation & Site Works	45 days	Fri 1/1/16	Mon 2/15/16
8	Process Mill Building	43 days	Wed 2/17/16	Thu 3/31/16
9	Process Plant	274 days	Fri 4/1/16	Sat 12/31/16
10	Power Line Construction	272 days	Fri 10/2/15	Thu 6/30/16
11	Site Electrical	182 days	Sat 7/2/16	Sat 12/31/16
12	Haul Road Construction	364 days	Thu 7/2/15	Thu 6/30/16
13	Pre-Stripping	273 days	Fri 4/1/16	Fri 12/30/16
14	**Crusher**	**118 days**	**Fri 4/1/16**	**Thu 7/28/16**
15	Crusher Site Works	28 days	Sat 4/2/16	Sat 4/30/16
16	Crusher	89 days	Sat 4/30/16	Thu 7/28/16
17	**Conveyor & Stockpile**	**137 days**	**Sat 8/15/15**	**Wed 12/30/15**
18	Conveyor Siteworks	45 days	Sat 8/15/15	Tue 9/29/15
19	Conveyor Installation	90 days	Fri 10/2/15	Thu 12/31/15
20	**Ancillary Buildings**	**120 days**	**Tue 9/1/15**	**Wed 12/30/15**
21	Ancillary Buildings Site works & Foundation preparation	30 days	Tue 9/1/15	Thu 10/1/15
22	Ancillary Building Construction	90 days	Fri 10/2/15	Thu 12/31/15
23	Dry Stack Tailings Facility	90 days	Sat 10/1/16	Fri 12/30/16
24	Concentrate & Tailings Handling	191 days	Thu 6/23/16	Sat 12/31/16

Year -2
Year -1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Project: project development sch
Date: Thu 10/24/13

Task | Project Summary | Inactive Milestone | Manual Summary Rollup | Deadline
Split | External Tasks | Inactive Summary | Manual Summary | Progress
Milestone | External Milestone | Manual Task | Start-only
Summary | Inactive Task | Duration-only | Finish-only

25.0  INTERPRETATION AND CONCLUSIONS

The resource model, and preliminary open pit design, and subsequent preliminary economic analysis favour the undertaking of further drilling into the Starter Pit area aiming further delineation of resources and potential integration of all pits. The PEA also provides guidance on the expected metallurgical and mining constraints which require further work to increase the confidence level so that they can be applied to future resource delineation and any subsequent Pre-Feasibility assessment.

26.0  RECOMMENDATIONS

Tetra Tech has compiled the following recommendations for assessment.

26.1  Drilling and Mineral Resources

It is recommended that SilverCrest proceed with further delineation drilling on the project to infill the existing MMT resource area near to the conceptual Starter Pit to a 50 metre grid in order to increase geological understanding and improve confidence in the continuity of Ag-Cu-Au mineralization.  Drilling should continue to focus on manto and structure style mineralization and aim to have 2-3 holes along dip for each drilling fence and for each individual structure.  SilverCrest should consider the use of oriented drill core or application of a downhole televiewer to collect information on discontinuity and structural orientations.

26.2  Location of Project Infrastructure

It is recommended that SilverCrest investigate the possibility of placement of the processing and administration facilities for the operation on the west side of the current open pit, in the valley and the saddle formed between Cerro Sacrificio and Santo Nino.  This will reduce access road and power line costs, as well as reducing the hauling distance from the open pit to the crushing facility, especially in the later years of the mine life.   Confidence in the road design and costs will benefit from better topographical and geotechnical investigations moving forward. Review of user rights and costs , right of way issues should be investigated moving forward.

26.3  Pit Selection for Open Pit Design

It is noted that the pit selected for the open pit design is not the pit with the highest value as assessed in Lerch-Grossman evaluation.  It is therefore suggested that SilverCrest assess the “optimal” pit and undertake scheduling and economic analysis as the larger pit would be expected to have better economics.

26.4  Mine Scheduling

It is recommended that further work be undertaken on mine scheduling, after further drilling and resource modelling has been undertaken, to evaluate the impact on the economics of alternate open pit scheduling scenarios.

26.5  Waste Dump Locations

Tetra Tech recommends that SilverCrest further investigate the proposed positions of the waste rock dumps.  Tetra Tech has identified areas closer to the pit which if used would reduce haul distances for waste rock and thereby lower the mining costs.  .

26.6  Geotechnical and Hydrogeological Assessments

It is recommended that a geotechnical and hydrogeological site investigation program be carried out to fully assess the in-situ rock conditions and more importantly the stability of the pit slopes.

26.7  Dry Stack Tailings Management Facility

A geotechnical site investigation program should be conducted for the proposed dry stack tailings storage facility site to collect geotechnical and hydrogeological information for prefeasibility-level engineering design and cost estimates. Geotechnical laboratory tests should be conducted on tailings samples to enhance prefeasibility-level engineering design of the tailings storage facility.

Geochemical characterization with regards to ARD/ML potential is required for the dewatered tailings, seepage water and the various waste rock units, as well as, all potential construction materials (ie. local borrow sources and/or mine waste).

26.8  Process Water

Tetra Tech recommends that SilverCrest undertake investigation to source sufficient water for the potential milling operation, in conjunction with further investigating water recycling techniques to reduce water consumption of the potential operations.

26.9  Mineral Processing and Metallurgical Testing

The current processing design is based on the bench scale testwork with two types of composite samples, Manto and Structure, from central MMT mineralogy of the La Joya property.    Tetra Tech recommends verifying the process design criteria by completing additional metallurgical test work on varied mineral feed grades.

With Manto and Structure zone samples, Tetra Tech suggests conducting further test work to define penalty elements levels in the copper concentrate, to reduce cyanide consumption in the 1st cleaner tailings leaching process, and to develop a baseline cyanide destruction process.

With Contact zone mineralogy samples, Tetra Tech recommends further investigations for tungsten recovery with gravity and magnetic separation methods, as well as the concentration of molybdenum from copper flotation concentrate.

27.0  REFERENCES

Albinson, T.F. and Sanchez, E. (1977), Geologic evaluation of the Sacrificio Prospect, Puanas Municipality, Durango, Minas San Luis, S.A. geologic report, 51 p.

Atkinson, T. 1992. Selection and Sizing of Excavating Equipment. Chapter 13.3. SME Mining Engineering Handbook. 2nd Edition. Volume 2. Society for Mining and Mineral Exploration.

Atkinson, T. 1992. Design and Layout of Haul Roads. Chapter 13.4. SME Mining Engineering Handbook. 2nd Edition. Volume 2. Society for Mining and Mineral Exploration.

Burkhardt, R. (2006), Sacrificio Project, Durango Mexico. Vancouver: Solid Resources Ltd.

EBA, A Tetra Tech Company, (2012) Resource Estimation for the La Joya Property Durango, Mexico. NI 43-101 Technical Report Prepared for SilverCrest Mines Inc. (Effective date: January 5th 2012), 83 p.

EBA, A Tetra Tech Company, 2013 (EBA, 2013), Updated Resource Estimate for the La Joya Property, Durango, Mexico, NI 43-101 Technical Report, Effective Date December 16, 2013, Released Date March 27, 2013.

Einaudi, M.T., and Burt, D.M., (1982), Introduction – Terminology, Classification and Composition of Skarn Deposits, Economic Geology, v77, pp. 745-754.

Ferrari, L. Valencia-Moreo, M., Bryan, S., (2007), Magmatism and tectonics of the Sierra Madre Occidental and its relation with the evolution of the western margin of north America, p. 1-29; in Geology of Mexico: Celebrating the Centenary of the Geological Society of Mexico, The Geological Society of America, Special Paper 422, 2007, edited by Susana A. Alaniz-Alvarez and Angel F. Nieto-Samaniego; 465pp.

Meinert, L. D. (1993), Skarns and Skarn Deposits, in Ore Deposit Models Volume II, edited by P. A. Sheaman and M. E. Cherry, Geological Association of Canada Series, 1993, 154pp.

Meinert, L. D. (2011), Exploration Review of La Joya (Sacrificio) district, unpublished. Vancouver: SilverCrest Mines Inc.

Megaw, P.K.M., Ruiz, J., and Titley, S.R. (1988), High-temperature, carbonate-hosted , Ag-Pb-Zn-(Cu) deposits of northern Mexico: Economic Geology, v. 83, p. 1856-1885.

Myers, G.L., and Meinert, L.D. (1991), Alteration, mineralization, and gold distribution in the Fortitude gold skarn: in Raines, G.L., Lisle, R.E., Schafer, R.W., and Wilkinson, W.H. (eds), Geology and Ore Deposits of the Great Basin, Geol. Soc. Nevada, Reno, v.1,p 407-418.

Muñoz, F. (2001), Geologia de Superficie, Proyecto Sacrificio, Minas San Luis S.A. de C.V. ,1:5,000 scale map listed as Figure 3.

Nieto-Samaniego, A.F., Alaniz-Alvarez, S.A., and Camprubi, A. (2007), Mesa Central of Mexico: Stratigraphy, structure, and Cenozoic tectonic evolution, p. 41-70; in Geology of Mexico: Celebrating the Centenary of the Geological Society of Mexico, The Geological Society of America, Special Paper 422, 2007, edited by Susana A. Alaniz-Alvarez and Angel F. Nieto-Samaniego; 465pp.

Patterson. K, M. (2001), Structural Controls on Mineralization and Constraints on Fluid Evolution at the Sacrificio Cu (Zn-Pb-Ag-Au) Skarn, Durango, Mexico. Vancouver: Department of Earth and Ocean Sciences. The University of British Columbia.

Rubin, J.N. and Kyle, J.R. (1988), Mineralogy and Geochemistry of the San Martin Skarn Deposit, Zacatecas, Mexico: Economic Geology, v. 83, p. 1760-1781

Schnelder, L.C., 1999. Chapter 11. SME Mining Engineering Handbook. Society for Mining and Mineral Exploration. Published 2002. Edited by R.R. Lowrie.

Terry, D. P. (1999), Report on Diamond Drilling, Geological Mapping and Geophysical Surveys carried out on the Cerro Sacrificio Project, Durango State, Mexico. Ontario: Boliden Limited.

Wernstedt, K. and Hersh, R. 2010. Abandoned Hardrock Mines in the United States: Escape from a Regulatory Impasse? William and Mary Policy Review. Volume 1.

APPENDIX A
CERTIFICATES OF QUALIFIED PERSONS

Certificate of Qualified Person – Sabry Abdel Hafez

I, Sabry Abdel Hafez, Ph.D, P.Eng., do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as a Senior Mining Engineer by Tetra Tech WEI Inc., with office address is 800-555 West Hastings St., Vancouver, British Columbia, V6B 1M1.

2)	I hold a B.Sc. Mining Engineering (1991), M.Sc. Mining Engineering (1996), and Ph.D. in Mineral Economics (2000) from Assiut University.

3)	I am a member in good standing in Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member #34975

4)	I am an author and Qualified Person (within the meaning of National Instrument 43-101) responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

5)	I am responsible, for sections 1.9, 16.1 and 16.4 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I have not visited the La Joya property.

8)
My relevant experience is mine evaluation, with more than 19 years of experience in the evaluation of mining projects, advanced financial analysis, and mine planning and optimization. My capabilities range from conventional mine planning and evaluation to the advanced simulation-based techniques that incorporate both market and geological uncertainties. I have been involved in technical studies of several base metals, gold, coal, and aggregate mining projects in Canada and abroad.

9)
I am independent of SilverCrest Mines as independence is described in Section 1.5 of the National Instrument 43-101. In addition I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)	Prior to this report, I have had no prior involvement on this property.

11)
To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the parts of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 5 December, 2013,

Original signed and sealed by
“Sabry Abdel Hafez”
________________________________
Sabry Abdel Hafez, Ph.D., P.Eng.
Senior Mining Engineer, Tetra Tech WEI Inc.

Certificate of Qualified Person – P. James F. Barr

I, P. James F. Barr, P.Geo, do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as Senior Geologist by EBA, Engineering Consultants Ltd., with office address at 9th floor, 1066 W Hastings Street, Vancouver, British Columbia.

2)
I hold a Bachelors of Science with Honours from the University of Waterloo (2003), Ontario, Canada, with a major in Environmental Science, Earth Science and Chemistry and I have practiced as an exploration and resource geologist in Canada and Mexico since 2003.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member #35150.

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC
December 5, 2013
Effective Date: October 21, 2013

5)	I am responsible for sections 1.3, 1.4, 1.6, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0 and 14.0 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I visited the La Joya property most recently on October 18, 2012.

8)
I have worked on and visited numerous epithermal, skarn and geologically related properties in this and other regions of Mexico, and have been conducting Mineral Resource Estimates for more than 5 years.

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)
Prior to this report, I was co-author to the Technical Report entitled “Updated Resource Estimate For The La Joya Property, Durango, Mexico, NI 43-101 Technical Report, Prepared for SilverCrest Mines Inc.” Effective date: December 16, 2012. Released: March 27, 2013.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 5 December, 2013

Original signed and sealed by
“P. James F. Barr”
________________________________
P. James F. Barr, P.Geo
Senior Geologist, EBA Engineering Consultants Ltd.

Certificate of Qualified Person – Carlos Chaparro

I, Carlos Chaparro, P.Eng., do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as Senior Geotechnical Engineer by EBA, Engineering Consultants Ltd., with office address at 9th floor, 1066 W Hastings Street, Vancouver, British Columbia.

2)
I hold a Bachelors of Science in Civil Engineering from Universidad Javeriana in Bogota, Colombia and a Masters Degree in Civil Geotechnical Engineering from University of Illinois. I have practiced as geotechnical engineer in Colombia, USA, Canada and Mexico since 1995.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member 148633.

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

5)	I am responsible for section 16.2 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I have not visited the La Joya property.

8)
I have worked on and visited several underground and numerous open pit mines: underground projects in Central BC, Yukon, Nunavut and Mexico; open pit projects in Northwest Territories, Yukon, Nunavut, Ontario, Alaska, Greenland, Mexico and West Africa. Numbers in parentheses indicate the number of jobs in the given location.

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)	Prior to this report, I have had no previous involvement with the property that is subject of the report.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 5 December, 2013,

Original signed and sealed by
“Carlos Chaparro”
________________________________
Carlos Chaparro, P.Eng.
Senior Geotechnical Engineer, EBA Engineering Consultants Ltd.

Certificate of Qualified Person – Hassan Ghaffari

I, Hassan Ghaffari, P.Eng., M.A.Sc., do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as a Director, Metallurgy by Tetra Tech WEI Inc., with office address is 800-555 West Hastings St., Vancouver, British Columbia, V6B 1M1.

2)
I hold a Master of Applied Science degree in Mining Engineering from the University of Tehran in 1990 and a Master of Applied Science degree in Mineral Process Engineering from the University of British Columbia in 2004.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member #30408.

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

5)	I am responsible for sections 18.11, 18.12, 21.2.3 – 21.2.4, 21.3.3, 21.3.4 and 26.8 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I visited the La Joya property on May 14-15, 2012.

8)	I have worked on projects with various commodities including base metals, coal, gold/silver bearing minerals, tungsten, manganese, and molybdenum for over 23 years.

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)	Prior to this report, I have had no involvement with the property that is subject of this report.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 5 December, 2013,

Original signed and sealed by
“Hassan Ghaffari”
________________________________
Hassan Ghaffari, P.Eng., M.A.Sc.
Director, Metallurgy, Tetra Tech WEI Inc.

Certificate of Qualified Person – Mark P. Horan

I, Mark P. Horan, P.Eng., do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as Senior Mining Engineer by EBA, Engineering Consultants Ltd., with office address at 9th floor, 1066 W Hastings Street, Vancouver, British Columbia.

2)	I hold a BSc. Mining Engineering degree from the University of the Witwatersrand, South Africa and a MSc. from Rhodes University, South Africa.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member 170768.

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

5)
I am responsible for sections 1.1, 1.2, 1.7, 1.8, 1.11, 1.12, 1.13, 1.15, 2.0, 4.0, 5.0, 15.0, 16.3, 16.5, 18.1, 18.2, 18.5 – 18.10, 18.13, 18.14, 19.0, 20.0, 21.1, 21.2.1 – 21.2.2, 21.2.6 – 21.2.10, 21.2.11, 21.3.1, 21.3.2, 21.3.6, 23.0, 24.0, 25.0, 26.1 – 26.5, 26.7 and 27.0 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I have not visited the La Joya property.

8)	My work experience includes operational mine experience and I have worked on and visited numerous open pit mines including mines in Canada, Mexico and South Africa.

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)
I have had no prior involvement with the property that is the subject of this report. However, I have done work for SilverCrest Mines Inc. relating to two other properties held by SilverCrest prior to my involvement with this report.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 5 December, 2013,

Original signed and sealed by
“Mark P. Horan”
________________________________
Mark P. Horan, P.Eng.
Senior Mining Engineer, EBA Engineering Consultants Ltd.

Certificate of Qualified Person – Ting Lu

I, Ting Lu, P.Eng., M Sc., do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as a Senior Metallurgical Engineer by Tetra Tech WEI Inc., with office address is 800-555 West Hastings St., Vancouver, British Columbia, V6B 1M1.

2)	I hold a Masters of Engineering degree from Queen’s University, Ontario, Canada, with a major in mineral processing.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member # 32897

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

5)	I am responsible for sections 1.5, 1.10, 13.0, 17.0 and 26.9 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I visited the La Joya property on May 14-15, 2012.

8)	I have worked on projects with various commodities including coal, base metals, gold/silver bearing minerals, tungsten, manganese, and molybdenum for over 15 years.

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)
Prior to this report, I was co-author to the Technical Report entitled “Updated Resource Estimate For The La Joya Property, Durango, Mexico, NI 43-101 Technical Report, Prepared for SilverCrest Mines Inc.” Effective date: December 16, 2012. Released: March 27, 2013.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 5 December, 2013,

Original signed and sealed by
“Ting Lu”
________________________________
Ting Lu, P.Eng., M Sc.
Senior Metallurgical Engineer, Tetra Tech WEI Inc.

Certificate of Qualified Person – Scott Martin
I, Scott Martin, P.Eng., do hereby declare that:

1)
I currently reside in Kelowna, British Columbia, Canada, and am currently employed as Vice President, Pacific Engineering by EBA, Engineering Consultants Ltd., with office address at #150, 1715 Dickson Ave., Kelowna BC, V1Y 9G6

2)	I hold a Bachelors of Applied Science in Geological Engineering

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member 24984

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

5)	I am responsible for sections 18.3, 21.2.5, 21.3.5 and 26.6 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I have not visited the La Joya property.

8)
I have worked on numerous mine waste projects, including: Pebble Gold-Copper Project, Alaska; Minto Mine, YK; Ketza Mine, YK; Baker Lake Mine, BC; Rice Lake Mine, MB; Magino Gold Project, ONT; Mirador Copper Project, Equador; Aur Resources, Cantung Mine, Tungsten, NT; Bucko Mine, MB; Bralorne, BC.

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)	Prior to this report, I have had no previous involvement with the property that is subject of this report.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 5 December, 2013,

Original signed and sealed by
“Scott Martin”
________________________________
Scott Martin, P.Eng.
Vice President – Pacific Engineer, EBA Engineering Consultants Ltd.

Certificate of Qualified Person – Nick Michael

I, Nick Michael, BS, MBA, do hereby declare that:

1)	I am a Principal Mineral Economist with Tetra Tech, Inc. with a business address at 350 Indiana Street, Suite 500, Golden, Colorado 80401, USA.

2)
I am a graduate of the Colorado School of Mines in Golden, Colorado USA in mining engineering (1983) and received and received an MBA from Willamette University (1986).  I have practiced my profession continuously since 1987.

3)	I am a Registered Member in good standing (#4104304) with the Society for Mining, Metallurgy and Exploration, Inc (SME).

4)
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I am a Qualified Person (within the meaning of National Instrument 43-101) responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

6)	I am responsible for section 1.14 and 22.0 of this Technical Report.

7)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

8)	I have never visited nor have I had involvement with the La Joya property prior to this report.

9)
Since 1990, I have completed valuations, evaluations (technical-economic models), and have audited a variety of projects including exploration, pre-production (feasibility-level), operating and mine closure projects.  I have also served as expert witness with respect to technical-economic issues.

10)
I am independent of SilverCrest Mines as independence is described in Section 1.5 of the National Instrument 43-101. In addition I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

11)	Prior to this report, I have had no prior involvement on this property.

12)
To the best of my knowledge, information and belief, as of the effective date of the Technical Report, the part of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 5 December, 2013,

Original signed and sealed by
“Nick Michael”
________________________________
Nick Michael, BS, MBA
Mineral Economist, Tetra Tech

Certificate of Qualified Person –Graham Wilkins

Certificate of qualified person – Graham Wilkins

I, Graham Wilkins, P.Eng., do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently employed as Project Director by EBA, Engineering Consultants Ltd., with office address at 800-555 West Hastings Street, Vancouver, BC  V6B 1M1.

2)	I hold a Bachelors of Civil Engineering, Carleton University, 1986

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member 16255.

4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“PRELIMINARY ECONOMIC ASSESSMENT FOR THE LA JOYA PROPERTY”
DURANGO, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
December 5, 2013
Effective Date: October 21, 2013

5)	I am responsible for section 18.4 of this Technical Report.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.

7)	I have not visited the La Joya property.

8)
I have 27 years relevant transportation experience.  I have worked on projects from the initial planning stages right through to detailed design and construction completion. My transportation roles are comprehensive including construction supervision, design, specs and project management. I have worked on resource and mining projects throughout BC, Alaska, Yukon, NWT and Nunavut.  I was involved in the planning and design of the transportation infrastructure to the Kiggavik Mine near Baker Lake, Nunavut. Elements of the infrastructure included 100 km of an all-weather road and an option of a 100 km long winter road, 400 m bridge, port facility and an airstrip. I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “instrument”).

9)
I am independent of SilverCrest Mines Inc. as independence is described in Section 1.5 of the National Instrument 43-101.  In addition, I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)	Prior to this report, I have had no previous involvement with the property that is the subject of the report.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 5 December, 2013,

Original signed and sealed by
“Graham Wilkins”
________________________________
Graham Wilkins, P.Eng.
Project Director – Northern and Pacific Transportation
EBA Engineering Consultants Ltd.

APPENDIX B
CERTIFICATE OF STANDARD REFERENCE MATERIALS

APPENDIX C
SAMPLE SELECTION FOR LA JOYA PHASE II METALLURGICAL TESTWORK PROGRAM

APPENDIX D
METALLURGICAL FLOWSHEET DEVELOPMENT LABORATORY TESTWORK RESULTS

APPENDIX E
CONCEPTUAL PROCESS PLANT DESIGN CRITERIA AND FLOWSHEET

APPENDIX F
SUMMARY OF PROCESS PLANT OPERATING EXPENDITURES

APPENDIX G
PEA CAPITAL EXPENDITURE BREAKDOWN

APPENDIX H
CONCEPTUAL DISCOUNTED CASH FLOW

APPENDIX I
CONCEPTUAL MINING SCHEDULE

APPENDIX J
GENERAL SITE LAYOUT